FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2023

Commission File Number: 033-51000

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612, St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     ☒               Form 40-F     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                ☐                No                 ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Press release dated April 3, 2023.

2-	Share Purchase Agreement dated August 12, 2022.

PRESS RELEASE
For immediate release

Quebecor closes acquisition of Freedom Mobile
A fourth major wireless carrier is launched in Canada

Montréal and Calgary, April 3, 2023 – Quebecor Inc. (“Quebecor”) and Shaw Communications Inc. (“Shaw”) announced today that the acquisition of Freedom Mobile Inc. (“Freedom”) by Videotron Ltd. (“Videotron”), a wholly-owned subsidiary of Quebecor, has been completed, creating the fourth strong, competitive wireless service provider that Canadian consumers and governmental and regulatory authorities have been waiting for (the “Freedom Transaction”).

With a combined total of more than 3.5 million customers for mobile services alone and the expertise of nearly 7,500 employees, Freedom and Videotron have the leverage to further disrupt Canada’s wireless market.

“We are very pleased to be closing the acquisition of Freedom Mobile today, bringing its Canadian footprint as well as the expertise and experience of its employees into our fold,” said Pierre Karl Péladeau, President and CEO of Quebecor. “The alliance of Freedom and Videotron will permanently transform Canada’s wireless market for the benefit of consumers and create a new competitive environment that delivers innovative products and services at better prices.”

Since the beginning of the acquisition process, many hurdles have been successfully cleared. Videotron and Quebecor have demonstrated that their customers have enjoyed better rates, better products and the best customer service, thanks in part to the massive investments Videotron and Quebecor have made and their commitment to customer satisfaction.

“Today marks the beginning of a new era for Canadians,” Mr. Péladeau said. “Joining Videotron’s track record of success in Quebec with Freedom’s highly skilled teams will bring our customers the benefit of our combined expertise and our unwavering customer-centric focus. Finally, we also want to thank Shaw and Rogers for their ready cooperation throughout this process, which is so important to Canada’s economic future.”

“We are incredibly proud of what our team has accomplished in the past several years to make Freedom Mobile a strong competitor in British Columbia, Alberta, and Ontario,” said Brad Shaw, Executive Chair and Chief Executive Officer, Shaw. “We are confident that, with these assets under Quebecor’s leadership, Canadians will continue to benefit from increased wireless competition, investment and affordability.”

Immediate benefits for Canadian consumers

Determined to lower prices for the benefit of Canadians, Videotron has promised the Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry, that it will, among other things:

1.	Ensure that over a period of ten years, Freedom’s plans will be at least 20% more affordable than the equivalent plans currently offered by the incumbents in the British Columbia, Alberta and Ontario markets;

2.	Maintain prices for Freedom’s existing customers for five years. Existing Freedom customers will also automatically receive a 10% increase in their local data limit at no additional cost. In addition, Freedom will participate, within its wireline footprint, in the Connecting Families initiative available to low-income Canadian families and seniors, as Videotron already does;

3.	Invest more than $150 million to upgrade Freedom’s infrastructure, which will, among other things, enable 90% of its customers to access the 5G network using a compatible device within two years. Quebecor has also committed to keeping Freedom’s spectrum licences for at least 10 years after they are transferred.

With the recent acquisition of independent telecom provider VMedia Inc., Videotron will be able to offer Canadians in British Columbia, Alberta, Manitoba, and Ontario attractive multi-service bundles including not only wireless, but also Internet and television services, within the next few months.

Transaction details

The acquisition was completed on the basis of an enterprise value of $2.85 billion. Videotron paid $2.17 billion in cash and assumed certain debts, primarily lease obligations. The consideration paid is subject to certain post-closing adjustments. The cash consideration was financed in part through a new $2.1 billion secured term credit facility of Videotron entered into with a syndicate of financial institutions, consisting of three equal tranches maturing in October 2024, April 2026 and April 2027.

Settlement between Videotron and Rogers

Videotron and Rogers have also settled a commercial dispute related to a shared 4G/LTE network in Québec and the Ottawa area. The companies remain committed to continuing this agreement and investing in the joint network for the benefit of their respective customers.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the completion of the “Freedom Transaction”, the expected continuation of Freedom as a viable fourth wireless carrier, the anticipated benefits and effects of the Freedom Transaction, on the commitments made to the Minister of Innovation, Science and Industry, on the benefits of the Freedom Transaction for Canadian consumers, on the development of the Freedom and Videotron networks and the investments that will be made in them, as well as on the offering of additional products and services that will be made to Freedom's customers. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “believes”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward- looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the current objectives, strategies and intentions of Quebecor to change. Such risks, uncertainties and other factors include, among others, the outcome and timing of potential litigation associated with the Freedom Transaction, which could, among other things, result in changes to the parameters of the Freedom Transaction; unknown potential liabilities or costs associated with the Freedom Transaction; the inability to realize the anticipated benefits of the Freedom transaction in the expected time frame or at all; Videotron's inability to successfully integrate Freedom's operations, Videotron’s inability to successfully continue developing its network or Freedom’s network, Videotron’s inability to implement its business and operating strategies successfully and to manage its growth and expansion and general economic, commercial and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the future results or plans of Quebecor. We cannot guarantee that any forward-looking information will materialize, and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact Quebecor can also be found in its public reports and filings, which are available under its profile, as applicable, at www.sedar.com.

Forward-looking information is provided herein for the purpose of giving information about the Freedom Transaction and its anticipated benefits. Readers are cautioned that such information may not be appropriate for other purposes.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Quebecor is not under any obligation (and Quebecor expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Quebecor Inc.

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR, and TSXV - SJR.A). For more information, please visit www.shaw.ca.

SOURCES Quebecor Media Inc. and Shaw Communications Inc.

For more information:

Quebecor
514-380-4572
medias@quebecor.com

Execution Version

SHARE PURCHASE AgreemenT

VIDEOTRON LTD.

– and –

QUEBECOR INC.

– and –

ROGERS COMMUNICATIONS INC.

– and –

SHAW COMMUNICATIONS INC.

– and –

SHAW TELECOM INC.

– and –

FREEDOM MOBILE INC.

August 12, 2022

TABLE OF CONTENTS

Article 1 Interpretation	4

1.1	Defined Terms	4
1.2	Certain Rules of Interpretation	24
1.3	Schedules	26
1.4	Disclosure Letter	26

Article 2 PURCHASE AND SALE; CLOSING	27

2.1	Purchase and Sale of the Purchased Shares	27
2.2	Closing	27
2.3	Conditions to Closing	27
2.4	Purchase Price	28
2.5	Estimated Closing Statement	28
2.6	Closing Payments	29
2.7	Closing Deliverables	30
2.8	Post-Closing Adjustment	30
2.9	[Redacted – commercially sensitive information]	32

Article 3 Representations and Warranties	33

3.1	Representations and Warranties of the Seller Parties and Freedom	33
3.2	Representations and Warranties of the Purchaser	33

Article 4 Covenants	34

4.1	Conduct of the Freedom Business	34
4.2	Covenants of the Seller Parties and Freedom Relating to the Transaction	39
4.3	Covenants of the Purchaser Relating to the Transaction	41
4.4	Regulatory Approvals	42
4.5	Access to Information; Confidentiality	44
4.6	Reorganization Transactions	45
4.7	Tax Matters	45
4.8	Public Communications	47
4.9	Employment Matters	48
4.10	Employee Benefits	50
4.11	Director and Officer Insurance and Indemnification	51
4.12	Debt Financing	52
4.13	Financing Assistance	55
4.14	Post-Closing Confidentiality Covenants	58
4.15	Personal Information Privacy	59
4.16	Books and Records	59
4.17	Shaw Guarantees and Letters of Credit	60
4.18	Shared Contracts	61
4.19	Wrong Pockets	62
4.20	Insurance	62
4.21	Ancillary Agreements	62
4.22	Intercompany Balances	65
4.23	Freedom Upsale Agreements	65
4.24	Migration Cooperation	65
4.25	Non-Solicitation	66
4.26	Exclusivity	66
4.27	Retail and Warehousing Connectivity Agreement	67

Article 5 Indemnification	67

5.1	Survival	67
5.2	Indemnification by the Seller Parties	68
5.3	Indemnification by Purchaser	69
5.4	Certain Limitations	69
5.5	Indemnification Procedures	71
5.6	Tax Treatment of Indemnification Payments	74

Article 6 Termination	74

6.1	Termination	74
6.2	Effect of Termination/Survival	76

Article 7 Parent Guarantee	76

7.1	Parent Guarantee	76

Article 8 General Provisions	78

8.1	Amendments	78
8.2	Expenses	79
8.3	Notices	79
8.4	Time of the Essence	80
8.5	Third Party Beneficiaries	80
8.6	Equitable Remedies	81
8.7	Arrangement Agreement	82
8.8	Waiver	82
8.9	Entire Agreement	82
8.10	Successors and Assigns	83
8.11	Severability	83
8.12	Governing Law	83
8.13	Further Assurances	83
8.14	Rules of Construction	84
8.15	No Liability	84
8.16	Language	84
8.17	Counterparts	84

SCHEDULES

Schedule A	–	Representations and Warranties of the Seller Parties
Schedule B	–	Representations and Warranties of Freedom
Schedule C	–	Representations and Warranties of the Purchaser
Schedule D	–	Reorganization Transactions
Schedule E	–	Accounting Principles
Schedule F	–	Form of Asset Purchase Agreement
Schedule G	–	Form of Transition Services Agreement
Schedule H	–	Form of Reverse Transition Services Agreement
Schedule I	–	Form of Spectrum Swap Agreement (2500 MHz)
Schedule J	–	Form of Spectrum Swap Agreement (AWS-1)
Schedule K	–	Roaming Agreement Term Sheet
Schedule L	–	[Redacted – commercially sensitive information] Term Sheet
Schedule M	–	Third-Party Internet Access Services Agreements Term Sheet
Schedule N	–	Go-Wi-Fi Agreement Term Sheet
Schedule O	–	Transport Agreement Term Sheet
Schedule P	–	[Redacted – leased premises] Term Sheet
Schedule Q	–	Small Cell Licensing Agreement Term Sheet
Schedule R	–	Form of Confirmation of Sale

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 12th day of August, 2022,

AMONG:

VIDEOTRON LTD.,

a corporation existing under the laws of the Province of Québec

(the “Purchaser”)

- and -

QUEBECOR INC.,

a corporation existing under the laws of the Province of Québec

(the “Parent Guarantor”)

- and -

ROGERS COMMUNICATIONS INC.,

a corporation existing under the laws of the Province of British Columbia

(“Rogers”)

- and -

SHAW COMMUNICATIONS INC.,

a corporation existing under the laws of the Province of Alberta

(“Shaw”)

- and -

SHAW TELECOM INC.,

a corporation existing under the laws of the Province of Alberta

(“Shaw Telecom”)

- and -

FREEDOM MOBILE INC.,

a corporation existing under the laws of the Province of Alberta

(“Freedom”)

WHEREAS, pursuant to the Arrangement Agreement, Rogers has agreed, subject to the terms and conditions set forth therein, to purchase all of the issued and outstanding shares in the capital of Shaw by way of a plan of arrangement under the provisions of the Business Corporations Act (Alberta) (the “Shaw Acquisition”);

AND WHEREAS, Shaw Telecom, a wholly-owned Subsidiary of Shaw, is the registered and beneficial owner of all of the issued and outstanding shares in the capital of Freedom;

AND WHEREAS, the Purchaser desires to purchase, and, in connection with the Shaw Acquisition, Rogers and Shaw desire to cause Shaw Telecom to sell to the Purchaser, the Purchased Shares, on the terms and subject to the conditions set forth in this Agreement;

AND WHEREAS, the Parent Guarantor has agreed to become a party to this Agreement solely to guarantee the obligations of the Purchaser pursuant to this Agreement;

AND WHEREAS, concurrently with the execution of this Agreement, and as a material inducement to and condition to each of the Seller Parties’ willingness to enter into this Agreement and the Ancillary Agreements to which it is a party, the Purchaser is delivering (or causing to be delivered) to the Seller Parties the Debt Commitment Letter.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

Article 1
Interpretation

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings (and grammatical variations thereof shall have corresponding meanings):

[Redacted – definition of leased premises lease].

[Redacted – definition of leased premises sublease].

“Accounting Expert” has the meaning specified in Section 2.8(c).

“Accounting Principles” means IFRS, applied using the accounting principles, methods, policies, estimation techniques, procedures, definitions and other provisions that were used in the preparation of the Audited Freedom Financial Statements, except as expressly modified by the accounting principles, methods, policies, estimation techniques, procedures, definitions and other provisions set forth in Schedule E hereto, in which case such accounting principles, methods, policies, estimation techniques, procedures, definitions and other provisions set forth in Schedule E hereto shall apply regardless of any inconsistency or conflict with the Audited Freedom Financial Statements or IFRS. For the avoidance of doubt, any calculation utilizing the Accounting Principles shall be made after taking into account and giving effect to the consummation of the Reorganization Transactions for purposes of determining Net Debt, Net Working Capital, and the assets or liabilities of Freedom and FMDI.

“Actual Fraud” means, with respect to a representation or warranty of a Party made in this Agreement, that all of the following are satisfied: (a) the representation or warranty includes an actual and intentional misrepresentation of a material existing fact, (b) with actual knowledge of the Party making such representation or warranty that such representation or warranty is untrue, and (c) with an intention to induce the Party to whom such representation or warranty is made to act.

“affiliate” has the meaning specified in Section 1.2(j).

“Aggregate Cap” means [Redacted – commercially sensitive indemnification cap].

“Agreement” means this share purchase agreement, including all schedules annexed hereto, including, for greater certainty, the Disclosure Letter.

“Alternative Financing” has the meaning specified in Section 4.12(f).

“Alternative Transaction” has the meaning specified in Section 4.26.

“Ancillary Agreements” means the Transition Services Agreement, the Reverse Transition Services Agreement, the Asset Purchase Agreement, the Spectrum Swap Agreements, the Roaming Agreement, [Redacted – commercially sensitive ancillary agreement], the Third-Party Internet Access Services Agreements, the Go Wi-Fi Agreement, the Transport Agreement, [Redacted – leased premises sublease] and the Small Cell Licensing Agreement.

“AoC Tax Returns” means the federal income Tax Returns of Freedom and FMDI for their taxation years ending as a result of the transfer of the Purchased Shares to the Purchaser.

“Appellate Panel” has the meaning specified in Section 4.21(d)(iv).

“Arbitrator” has the meaning specified in Section 4.21(d)(ii).

“Arrangement Agreement” means the arrangement agreement dated as of March 13, 2021 between Rogers and Shaw.

“Assessment” has the meaning specified in Section 5.5(d).

“Asset Purchase Agreement” means the asset purchase agreement to be entered into between Freedom, as vendor, and Shaw Cablesystems Limited, as purchaser, in the form attached as Schedule F, or on such other terms as may be agreed to in writing by Rogers and the Purchaser.

“Assumed Liabilities” has the meaning given to it in the Asset Purchase Agreement.

“Audited Freedom Financial Statements” means the audited carve-out consolidated financial statements of Freedom (excluding the financial results, assets and liabilities associated with the Shaw Mobile wireless business and Freedom Gateway Internet Business) for the fiscal years ended August 31, 2021 and 2020 attached as Schedule 3.1(9) of the Disclosure Letter.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

“Base Purchase Price” means $2,850,000,000.

“Benefit Transition Date” has the meaning specified in Section 4.10(b).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Calgary, Alberta, Toronto, Ontario or Montreal, Québec.

“Calculation Time” means the time that is immediately prior to the Closing Time; provided that for purposes of any determination to be made as of the Calculation Time (a) all of the Reorganization Transactions shall be deemed to have occurred immediately prior to the Calculation Time, and (b) the Calculation Time shall be deemed to have occurred prior to giving effect to the transactions contemplated by Section 2.6(a) and the normal day-to-day operations occurring on the Closing Date.

“Canadian Securities Authorities” means the Alberta Securities Commission and any other applicable securities commission or securities regulatory authority of a province or territory of Canada.

“Canadian Securities Laws” means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

“Cash” means (a) cash and cash equivalents of Freedom and FMDI, (b) term deposits and fixed income securities held by Freedom and FMDI (in each case with a maturity of less than 365 days), (c) all outstanding cheques to the order of Freedom or FMDI and cash posted with Freedom or FMDI by counterparties, and (d) any interest accrued on the foregoing clauses (a) to (c) that remains unpaid; provided that Cash shall be reduced by the value of outstanding cheques issued by Freedom or FMDI to a third party that have not yet cleared where the corresponding account payable has not been included in Closing Net Working Capital as finally determined in accordance with this Agreement.

“CASL” means, collectively, An Act to Promote the Efficiency and Adaptability of the Canadian Economy by Regulating Certain Activities that Discourage Reliance on Electronic Means of Carrying out Commercial Activities, and to Amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), the Electronic Commerce Protection Regulations (CRTC), the Electronic Commerce Protection Regulations (Industry Canada), the practice guidelines, bulletins and enforcement advisories issued by the CRTC and all similar Laws in other jurisdictions.

“Class A Shares” means Class A Common shares in the capital of Freedom.

“Class B Shares” means Class B Common shares in the capital of Freedom.

“Closing” has the meaning specified in Section 2.2.

“Closing Date” means the “Effective Date” as defined in the Arrangement Agreement, unless otherwise agreed to by the Parties in writing.

[Redacted – commercially sensitive definition].

“Closing Net Debt” means Net Debt as of the Calculation Time (which shall include, for greater certainty, the Remaining STI Trade Debt).

“Closing Net Working Capital” means Net Working Capital as of the Calculation Time.

“Closing Statement” has the meaning specified in Section 2.8(a).

“Closing Time” has the meaning specified in Section 2.2.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition.

“Competition Act” means the Competition Act (Canada).

“Competition Act Clearance” means (a) the issuance by the Commissioner of Competition of an advance ruling certificate under section 102 of the Competition Act, or a no-action letter in respect of the Transaction together with a waiver of the notification requirement under subsection 113(c) of the Competition Act, and (b) either (i) registration of a Consent Agreement with the Competition Tribunal, or (ii) an order of the Competition Tribunal pursuant to the Commissioner’s application under section 92 of the Competition Act in respect of the Arrangement Agreement allowing the Closing of the Transaction, without modification to the terms set out herein, to proceed, unless otherwise agreed by the Parties.

“Competition Tribunal” means the tribunal established pursuant to section 3 of the Competition Tribunal Act (Canada).

“Confidential Information” means, subject to Section 4.14(b), with respect to Rogers or the Purchaser, as applicable, all information about the business, operations, properties, customers, subscribers, assets, liabilities, strategies, prospects and plans of such Person or its post-Closing affiliates, as well as any portion of any documents, information, compilations, forecasts, analyses or proposals, in any form, that contain, reflect or are based upon, in whole or in part, any of the foregoing information, data, documents, agreements, files and other materials, provided that, for greater certainty, any such information in respect of Freedom, FMDI, or the Freedom Business (including the Freedom Data), shall constitute Confidential Information of the Purchaser.

“Confidentiality Agreement” means the confidentiality agreement dated May 13, 2022 between Rogers, Shaw and the Parent Guarantor.

“Consent Agreement” means a consent agreement between, at least, the Commissioner and one or more parties to the Arrangement Agreement on the basis of which the Transaction is permitted to close without modification to the terms set out herein, unless otherwise agreed by the Parties, but does not include the Section 104 Consent Agreement.

“Constating Documents” means articles of incorporation, amalgamation, arrangement or continuation, partnership agreements, unanimous shareholders agreements, by-laws (or equivalent documents) and all amendments to such articles, partnership agreements, unanimous shareholders agreements or by-laws (or equivalent documents).

“Contract” means any written or oral legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking, together with any amendments and modifications thereto, to which any Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Corrupt Practices Legislation” has the meaning specified in paragraph 30 of Schedule B.

“COVID-19” means the coronavirus disease 2019 (dubbed as COVID-19), caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) including variants thereof and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.

“COVID-19 Measures” means commercially reasonable actions for a Party or any of its Subsidiaries to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with the provisions of any health, quarantine, social distancing, shutdown, safety or similar Law or guideline promulgated by any Governmental Entity in connection with COVID-19.

“CRTC” means the Canadian Radio-television and Telecommunications Commission or any successor body thereto.

“D&O Indemnitee” has the meaning specified in Section 4.11.

“Data Room” means the material contained in the virtual data room established by Rogers for Project Mars and hosted on the Firmex platform, as at 5:00 p.m. (Eastern time) on the second day prior to the date hereof, the index of documents of which is appended to the Disclosure Letter.

“Debt Commitment Letter” means the executed commitment letter dated the date hereof (which letter may be subject to customary redactions, including with respect to fee amounts, rates, economic terms and “market flex” provisions and other confidential or commercially sensitive information (but excluding any fee letters)), including all related exhibits, schedules, annexes, supplements and term sheets attached thereto, and the related fee letter, in each case, as amended, restated, supplemented, replaced and/or modified in accordance with the terms hereof, to the extent permitted hereunder.

“Debt Financing” means the financing contemplated under the Debt Commitment Letter or the Debt Financing Documents, in each case the proceeds of which may be used by the Purchaser to satisfy the aggregate Purchase Price payable under the terms of this Agreement.

“Debt Financing Documents” means the definitive documentation with respect to the Debt Financing on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letter or on other terms that, with respect to conditionality, are not less favourable to the Purchaser in any material respect.

“Debt Financing Sources” means the Persons that at any time have committed to provide or arrange or otherwise have entered into agreements in connection with all or any part of the Debt Financing (or Alternative Financings) in connection with the Transaction, including the parties to any Debt Commitment Letters, Debt Financing Documents or other commitment letters, engagement letters, joinder agreements, underwriting agreements, indentures or credit agreements entered into or relating to any Debt Financing (and any definitive documentation related thereto) and any arrangers, underwriters, administrative agents or other agents or lenders in connection with the Debt Financing, together with, in each case, their respective affiliates, and their respective affiliates’, officers, directors, employees, agents, stockholders, partners (general or limited), managers members, controlling parties, Representatives, funding sources and other representatives of each of the foregoing, and their respective successors and assigns.

“Deductible” has the meaning specified in Section 5.4(a)(i).

“Delayed ISED Licenses” has the meaning specified in Section 4.4(c).

[Redacted – commercially sensitive definition].

“Direct Claim” has the meaning specified in Section 5.5(c).

“Disclosure Letter” means the disclosure letter dated the date of this Agreement, including all schedules, exhibits and appendices thereto, delivered by the Seller Parties to the Purchaser with this Agreement.

“Disputed Matter” has the meaning specified in Section 4.21(c).

“Employee Plans” means all health, welfare, retiree benefit, supplemental unemployment benefit, fringe benefits, bonus, profit sharing, option, stock appreciation, savings, insurance, incentive, incentive compensation, deferred compensation, death benefits, termination, retention, change in control, severance, share purchase, share compensation or any other share or equity-based compensation, disability, pension, retirement or supplemental retirement plans and other employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of any current or former director of Freedom or FMDI or any of the Freedom Employees, or any dependents or beneficiaries of any such person, registered, unregistered, funded or unfunded, which are maintained by or binding upon Shaw or its Subsidiaries, as applicable, or in respect of which Shaw or its Subsidiaries, as applicable, has any actual or potential liability or obligations; provided that, notwithstanding the foregoing, “Employee Plans” shall not include any Statutory Plans.

“Employee Transfers” has the meaning specified in Section 4.9(a).

“Environmental Laws” means all Laws relating to worker health and safety, pollution, protection of the natural environment or any species that might make use of it or the generation, production, import, export, use, storage, treatment, transportation, disposal or Release of Hazardous Substances, including under common law, and all Authorizations issued pursuant to such Laws.

“Estimated Closing Net Debt” has the meaning specified in Section 2.5(a).

“Estimated Closing Net Working Capital” has the meaning specified in Section 2.5(a).

“Estimated Closing Statement” has the meaning specified in Section 2.5(a).

[Redacted – commercially sensitive definition].

[Redacted – commercially sensitive definition].

“Estimated Purchase Price” has the meaning specified in Section 2.5(a).

“Estimated Remaining STI Trade Debt” has the meaning specified in Section 2.5(a).

“Evaluation Material” has the meaning specified in the Confidentiality Agreement.

“FMDI” means Freedom Mobile Distribution Inc., a corporation existing under the laws of the Province of Alberta.

“FMDI Shares” has the meaning specified in paragraph 8(b) of Schedule B.

“Franchise Laws” means Ontario’s Arthur Wishart Act (Franchise Disclosure), 2000 and Ontario Regulation 581/00, Alberta’s Franchises Act and Alberta Regulation 240/95, Franchises Regulation, Prince Edward Island’s Franchises Act and the Franchises Act Regulations, New Brunswick’s Franchises Act and the Franchises Act Regulations, Manitoba’s The Franchises Act and the Franchises Regulations and British Columbia’s Franchises Act and BC Regulation 238/2016, Franchises Regulation.

“Freedom” has the meaning specified in the preamble.

“Freedom Assets” means all of the assets, properties (real or personal), Contracts, permits, rights, licenses or other privileges (whether contractual or otherwise) owned by Freedom or FMDI or leased or licensed to Freedom or FMDI from any Person (other than (i) those assets, properties (real or personal), Contracts, permits, rights, licenses or other privileges (whether contractual or otherwise) leased or licensed to Freedom or FMDI from Shaw or its Subsidiaries or which Shaw or its Subsidiaries make available for the benefit of Freedom or FMDI, in each case, which are covered by the Transition Services Agreement, (ii) the Retained Assets and (iii) the [Redacted – leased premises lease]).

“Freedom Business” means the “Freedom Mobile” wireless business and Freedom Gateway Internet Business operated by Freedom and FMDI (excluding the Retained Assets and [Redacted – leased premises lease]).

“Freedom Data” means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by, or in the possession of, Shaw or its Subsidiaries regarding any current, former or prospective customers of the Freedom Business, Freedom Employees, consultants, agents, independent contractors or temporary workers of the Freedom Business or any other Persons having business dealings with the Freedom Business.

“Freedom Employees” means: (a) the employees of Freedom and FMDI (other than the Freedom Transferring Employees), and (b) the Shaw Transferring Employees.

“Freedom Financial Statements” means, collectively, the Audited Freedom Financial Statements and the Unaudited Freedom Financial Statements.

“Freedom Fundamental Representations” means the representations and warranties of Freedom set forth in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention], 6 [Capitalization], 7 [Shareholders and Similar Agreements], 8 [Subsidiaries] and 28 [Brokers] of Schedule B.

“Freedom Gateway Internet Business” means the Internet services provided to Freedom customers by Shaw Cablesystems G.P. and rebranded as Freedom Internet 150.

“Freedom ISED Licenses” means all of the ISED Licenses held by Freedom which contain, as a condition of such license, the requirement to seek the prior approval of ISED Canada to a transfer or a deemed transfer of such license as a result of a change of control of Freedom, as set forth in Schedule 1.1(b) of the Disclosure Letter.

“Freedom Shares” means, collectively, the Class A Shares, the Class B Shares and the Preferred Shares.

[Redacted – commercially sensitive definition].

“Freedom Tax Attributes” means the aggregate of the following tax attributes of Freedom and FMDI: (i) non-capital losses (ii) the undepreciated capital cost of depreciable property determined without reference to subsection 13(26) or Regulation 1100(2) of the Tax Act, and (iii) Ontario corporate minimum tax credit carry-forwards (including corporate minimum tax credits in respect of instalments paid) divided by 0.265.

“Freedom Tax Rate” means the combined federal provincial tax rate applicable to ordinary business income earned by Freedom as at the Closing Date, expressed as a percentage calculated as follows: the federal tax rate plus the weighted average applicable provincial tax rate (determined by taking the sum of each provincial tax rate in a particular province multiplied by the proportionate provincial allocation of taxable income of Freedom to such province, provided that if there is no taxable income, to be determined based on assumed taxable income of $1,000,000).

“Freedom Transferring Employees” means the employees of Freedom set forth in Schedule 4.9(a) of the Disclosure Letter who are transferring to Shaw or one of its Subsidiaries (other than Freedom or FMDI) as part of the Employee Transfers (but excluding any individual that is no longer employed by Freedom or FMDI at the time the Employee Transfers are implemented).

“Freedom Upsale Agreements” means (a) the receivables upsale agreement between Freedom, as the seller, and Shaw, as the purchaser, and (b) the receivables upsale agreement between FMDI, as the seller, and Shaw, as the purchaser, each dated June 19, 2018.

[Redacted – commercially sensitive definition].

“Fundamental Representations” means the Freedom Fundamental Representations, the Seller Fundamental Representations and the Purchaser Fundamental Representations.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or Tax authority under or for the account of any of the foregoing, or (d) any stock exchange.

“Go Wi-Fi Agreement” means the agreement to be entered into between Freedom and Rogers, on the terms set forth in Schedule N hereto, or on such other terms as may be agreed to in writing by Rogers and the Purchaser, and otherwise in accordance with Section 4.21.

“Guarantee” has the meaning specified in Section 7.1(b).

“Guaranteed Obligations” has the meaning specified in Section 7.1(b).

“Hazardous Substances” means any substance that is (a) defined, regulated or prohibited or (b) classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant, under or pursuant to any applicable Environmental Laws.

[Redacted – commercially sensitive definition].

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers in Canada.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person under leases required to be capitalized in accordance with the Accounting Principles with the amount of such leases being the amount that is required to be capitalized in accordance with the Accounting Principles; (d) all monetary obligations of such Person owing under swap contracts, derivative financial instruments or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination); (e) all reimbursement obligations with respect to bankers’ acceptances or similar credit transactions or letters of credit, if and to the extent drawn upon, (f) the amount of any accrued and unpaid income Tax liabilities of Freedom and FMDI for any Pre-Closing Tax Period, excluding Taxes arising from the Reorganization Transactions, (g) indebtedness representing the deferred or unpaid purchase price of any asset of such Person, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement, excluding trade payables and accrued expenses, if and to the extent such trade payables and accrued expenses would not appear as indebtedness on a statement of financial position prepared in accordance with the Accounting Principles, (h) all obligations of such Person in respect of any defined benefit pension plan and the employer portion of any payroll or other Taxes related to the foregoing (i) any accrued and unpaid interest in respect of any of the foregoing obligations, (j) any prepayment and redemption premiums or penalties (if any) payable at or as a result of the Closing, in respect of any of the foregoing obligations, and (k) all unpaid obligations of such Person of the type referred to in clauses (a) through (j) in respect of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, in each case solely to the extent that payment has been demanded by the beneficiary of such obligation and the underlying obligor is in default of such obligations; provided that, notwithstanding the foregoing, “Indebtedness” shall not include (i) any indebtedness owing solely between Freedom and FMDI, (ii) any amounts reflected as a liability in Closing Net Working Capital as finally determined in accordance with this Agreement, (iii) any asset retirement obligations, (iv) any deferred income Tax liabilities.

“Indemnified Party” means a Person making a claim for indemnification under Article 5.

[Redacted – commercially sensitive definition on indemnification obligations].

“Indemnified Taxes” means [Redacted – commercially sensitive information].

“Indemnifying Party” means any Party against whom a claim for indemnification is made under Article 5.

“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trademarks, trademark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) Software; and (h) any other intellectual property and industrial property.

“Inventories” means items that are held by Freedom or FMDI for sale, license, rental, lease or other distribution in the Ordinary Course, or are being produced for sale, or are to be consumed, directly or indirectly, in the production of goods or services to be available for sale, of every kind and nature and wheresoever situate including inventories of raw materials, work-in-progress, finished goods and by-products, operating supplies and packaging materials.

“ISED Canada” means the Minister of Innovation, Science and Industry acting in accordance with the powers and discretion accorded to the Minister under the Radiocommunication Act (Canada) and, where the context so requires, his designees or representatives at Innovation, Science and Economic Development Canada.

“ISED License” means a radio or spectrum license issued by ISED Canada pursuant to the Radiocommunication Act (Canada).

“Key Employee” means, with respect to any Person, an employee of such Person at the “Executive” level or above.

“Key Freedom Regulatory Approvals” means, collectively, (a) the Competition Act Clearance and (b) the Primary ISED Approval.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, consent agreement, decision, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by or registered with a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities (including, for greater certainty, Canadian Securities Laws, U.S. Securities Laws, and Franchise Laws), and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leased Premises” means all real property that is leased, subleased, licensed or otherwise occupied by Freedom or FMDI pursuant to a Real Property Lease.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, lien (statutory or otherwise), or adverse right or claim, or other third party interest or encumbrance in property (real or personal) of any kind, in each case, howsoever created or arising, whether fixed or floating, perfected or not, contingent or absolute excluding non-exclusive licenses granted in the Ordinary Course.

“Losses” means any losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses, whether contractual, legal or equitable, including reasonable and documented legal or professional fees or costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, provided that in no event shall Losses include any punitive or exemplary damages, except to the extent constituting components of third-party claims or awards in respect of which the Person claiming the Loss faces liability.

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, state of facts or circumstances, is or would reasonably be expected to be material and adverse, to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of Freedom, FMDI or the Freedom Business, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change, event or development generally affecting the industries or segments in which the Freedom Business is operated or carried on, including any such change, event or development relating to policies of the CRTC, ISED or any other Governmental Entity;

(b)	any change or development in currency exchange, interest or inflation rates or in general economic, business, regulatory, political or market conditions or in financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)	any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster, or the commencement or continuation of war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism;

(d)	any general outbreak of illness, pandemic (including COVID-19), epidemic or similar event or the worsening thereof;

(e)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of Law by any Governmental Entity, or any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which the Freedom Business is conducted;

(f)	the failure of the Freedom Business to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a Material Adverse Effect unless otherwise excluded by clauses (a) through (i));

(g)	any matter expressly disclosed in the Disclosure Letter, the Freedom Financial Statements or in the Shaw Filings prior to the date of this Agreement;

(h)	the announcement, execution or implementation of this Agreement, the Transaction or the Shaw Acquisition, including (i) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Shaw or any of its Subsidiaries with any of their current or prospective employees, customers, clients, shareholders, financing sources, distributors (including broadcasting distribution undertakings), suppliers, licensors, counterparties, regulators, insurance underwriters, or partners, or (ii) the inability of Shaw or any of its Subsidiaries to participate in any auction for wireless spectrum; or

(i)	any action taken (or omitted to be taken) by Shaw or any of its Subsidiaries which is required to be taken (or omitted to be taken) pursuant to (i) the Arrangement Agreement, (ii) this Agreement or that is consented to by the Purchaser in writing, or (iii) applicable Law (including COVID-19 Measures), provided, however, (i) if any change, event, occurrence, effect, state of facts, or circumstance referred to in clauses (a) through to and including (c) above has a materially disproportionate effect on the Freedom Business, taken as a whole, relative to other comparable mobile wireless businesses in Canada, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate effect may be taken into account in determining whether a Material Adverse Effect has occurred); and (ii) that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Contract” means any Contract that is a Freedom Asset:

(a)	which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(b)	providing for the establishment, investment in, organization or formation of any material joint venture, co-ownership, partnership, alliance, revenue sharing or similar arrangements;

(c)	relating directly or indirectly to the guarantee of any liabilities or obligations or to Indebtedness for borrowed money (in each case whether incurred, assumed, guaranteed or secured by any asset) in excess of $6,000,000, excluding guarantees or intercompany liabilities or obligations between Freedom and FMDI;

(d)	restricting the payment of dividends or other distributions by Freedom or FMDI;

(e)	that (i) limits or restricts in any material respect the ability of Freedom or FMDI to engage in any line of business or carry on business in any geographic area or the scope of Persons to whom Freedom or FMDI may sell products or deliver services, (ii) contains any material exclusivity or similar provision, or (iii) grants a third party a most favoured nation right or a right of first offer or refusal in respect of material Freedom Assets;

(f)	under which Freedom or FMDI have made, reasonably expect to make or is obligated to make or has received or reasonably expects to receive payments in excess of $15,000,000 over the remaining term of such Contract;

(g)	that is a material wireless network arrangement agreement; and

(h)	any Contract (other than Contracts referred to in (a) through (g) above) that is still in force and which has been or would be required by Canadian Securities Laws or U.S. Securities Laws to be filed by Shaw with the Canadian Securities Authorities or SEC, each of which have been identified in Schedule 1.1 of the Disclosure Letter.

“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact required or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

“Money Laundering Laws” has the meaning specified in paragraph 31 of Schedule B.

“Net Debt”, which may be a positive or negative number, means, without duplication, an amount equal to (a) Indebtedness of Freedom and FMDI, plus (b) Transaction Expenses, plus (c) any amounts owing from Freedom or FMDI to Shaw or its Subsidiaries (other than Freedom or FMDI), plus (d) Taxes arising from the Reorganization Transactions (as determined in accordance with Section 4.7), minus (e) Cash, minus (f) income Tax instalments recoverable of Freedom and FMDI, net of Tax payable thereon, but excluding for greater certainty any refundable tax credit (including the credits already covered in the definition of Freedom Tax Attributes), minus (g) any amounts owing from Shaw or its Subsidiaries (other than Freedom or FMDI) to Freedom or FMDI, in each case prepared, determined and calculated in accordance with the Accounting Principles (an illustrative calculation of which is set forth in Schedule E).

“Net Working Capital” means, without duplication, an amount equal to (a) all current assets of Freedom and FMDI; plus (b) all non-current assets of Freedom and FMDI identified with reasonable specificity in the illustrative calculation of Net Working Capital in Schedule E, minus (c) all current liabilities of Freedom and FMDI but excluding, for greater certainty, (i) assets and liabilities of Freedom or FMDI included in Net Debt (including, for greater certainty, Transaction Expenses), (ii) current lease liabilities of Freedom and FMDI, (iii) income Taxes payable or recoverable of Freedom and FMDI (iv) deferred income Tax assets and deferred income Tax liabilities, and (v) receivables and payables between Freedom and FMDI, in each case prepared, determined and calculated in accordance with the Accounting Principles (an illustrative calculation of which is set forth in Schedule E).

“Notice” has the meaning specified in Section 8.3.

“Notice of Arbitration” has the meaning specified in Section 4.21(c).

“Orders” means all applicable judgments, orders, writs, injunctions, rulings, decisions, assessments and binding directives, protocols, policies and guidelines having the force of law rendered by any Governmental Entity.

“Ordinary Course” means, with respect to an action taken or operation in relation to the Freedom Business or the Freedom Assets, that such action or operation is consistent with the past practices of Shaw or its Subsidiaries in relation to the Freedom Business or the Freedom Assets and is taken in the ordinary course of the normal day-to-day operations of the Freedom Business, including any commercially reasonable deviations therefrom taken in good faith by Shaw or any such Subsidiary as a result of or in response to natural disasters, calamities, emergencies, crises or any COVID-19 Measures.

“Other Ancillary Agreements” means all of the Ancillary Agreements with the exception of the Roaming Agreement and the Small Cell Licensing Agreement.

“Outside Date” means the “Outside Date” as defined in the Arrangement Agreement, as it may be extended from time to time: (a) in accordance with the Arrangement Agreement; or (b) pursuant to any consent, amendment or other Contract entered into between Rogers and Shaw, provided that the Outside Date for purposes of this Agreement shall be no later than January 31, 2023 without the Purchaser’s written consent.

“Outstanding Ancillary Agreement” has the meaning specified in Section 4.21(b).

“Parent Guarantor” has the meaning specified in the preamble.

“Parties” means, collectively, the Purchaser, Rogers, Shaw, Shaw Telecom and Freedom, and “Party” means any one of them.

“Pending Claim” means (a) all pending claims relating to the Freedom Business made by Shaw or any of its Subsidiaries against or under any insurance policy maintained by or for the benefit of Shaw or any of its affiliates prior to Closing, and (b) any claims relating to the Freedom Business reported or required to be reported under any insurance policy maintained by or for the benefit of Shaw or any of its Subsidiaries pursuant to Section 4.20.

“Permitted Liens” means, in respect of Freedom, FMDI, or the Freedom Assets, any one or more of the following:

(a)	Liens or deposits for Taxes or charges for electricity, gas, power, water and other utilities which are not yet due or delinquent or which are being contested in good faith by appropriate proceedings and in respect of which the applicable Governmental Entities are prevented from taking collection action during the valid contest of such amounts;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Freedom Assets, provided that such Liens are related to obligations not yet due or delinquent, are not registered against title to any Freedom Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	municipal by-laws, regulations, ordinances, zoning laws, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property imposed by any Governmental Entity having jurisdiction over real property;

(d)	customary rights of general application reserved to or vested in any Governmental Entity to control or regulate any interest in the facilities in which the Freedom Business is conducted, provided that such Liens, encumbrances, exceptions, agreements, restrictions, limitations, contracts and rights (i) were not incurred in connection with any Indebtedness, and (ii) do not, individually or in the aggregate, have a Material Adverse Effect on the value or materially impair or add material cost to the use of the applicable Freedom Asset;

(e)	agreements affecting real property with any public utility, municipality or Governmental Entity in connection with operations conducted with respect to the Freedom Assets in the Ordinary Course, but only to the extent those Liens relate to costs and expenses for which payment is not yet due or delinquent;

(f)	any minor encroachments by any structure located on the real property on which the Leased Premises is situate onto any adjoining lands and any minor encroachment by any structure located on adjoining lands onto the real property on which the Leased Premises is situate, in both instances that do not adversely impact in any material respect the use in the Ordinary Course of the Freedom Assets affected thereby as they are being used on the date of this Agreement;

(g)	easements, rights of way, restrictions, restrictive covenants, servitudes and similar rights in land including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables, affecting the real property on which the Leased Premises is situate, that do not adversely impact in any material respect the use in the Ordinary Course of the Freedom Assets affected thereby as they are being used on the date of this Agreement;

(h)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent (including the reservation of any mines and minerals in the Crown or in any other Person), as same may be varied by statute;

(i)	any Liens (i) pursuant to leases required to be capitalized under IFRS or purchase money obligations of such Person permitted in accordance with Section 4.1(b)(xiii) in the Ordinary Course; (ii) pursuant to any conditional sales agreement, leases for equipment, vehicles or any other personal property and assets in or over the property and assets so purchased or leased in the Ordinary Course; (iii) registered, as of the second day immediately before the date hereof, against the Freedom Assets in a public personal property registry, or similar registry systems (other than those listed in Schedule 1.1(i) of the Disclosure Letter, to be discharged or authorized to be discharged on or prior to Closing); or (iv) registered as of the date hereof against title to the real property comprising Freedom Assets on which the Leased Premises are situated in the applicable land registry offices (other than Liens granted in connection with Indebtedness);

(j)	minor imperfections or irregularities of title to real property that do not, individually or in the aggregate, materially detract from the value or materially and adversely impact the use of the real property in the Ordinary Course of the Freedom Assets affected thereby as they are being used on the date of this Agreement; and

(k)	Liens listed and described in Schedule 1.1(c) of the Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any information that is subject to any Privacy Law or capable of being associated with a legal Person (in jurisdictions where legal Persons have the benefit of, or are protected by, Privacy Laws) or with an individual consumer or device, including information that identifies, or could be combined with other information to identify a device or natural person, including name, physical address, telephone number, email address, financial account number, government-issued identifier (including Social Insurance number and driver’s license number), medical, health or insurance information, gender, date of birth, educational or employment information, any religious or political view or affiliation, marital or other status, photograph, face geometry or biometric information, and any other data used or intended to be used to identify, contact or precisely locate an individual. “Personal Information” includes information in any form, including paper, electronic and other forms.

“Post-Closing Employee Plans” has the meaning specified in Section 4.10.

“Pre-Closing Receivables” has the meaning specified in Section 4.23.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Time (but shall not include any taxable period beginning on the Closing Date) and, with respect to a Straddle Period, the portion of such Straddle Period ending at the Closing Time.

“Preferred Shares” means Preferred shares in the capital of Freedom.

“Primary ISED Approval” means the receipt of all approvals required from ISED Canada for the deemed transfer of all of the Freedom ISED Licenses to the Purchaser [Redacted – commercially sensitive information].

“Privacy Laws” means any applicable Law that governs the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information and any such law governing data breach notification, in any jurisdiction in which Freedom or FMDI provides services, including, the Personal Information Privacy and Electronic Documents Act (Canada), the CASL, and any published interpretation and guidance issued by any Governmental Entity.

“Property Taxes” has the meaning specified in Section 4.7(j).

“Purchase Price” has the meaning specified in Section 2.4.

“Purchase Price Dispute Notice” has the meaning specified in Section 2.8(b).

“Purchased Shares” means all of the issued and outstanding shares of Freedom as of the Closing Time (after giving effect to any Reorganization Transactions that are effected prior to Closing).

“Purchaser” has the meaning specified in the preamble.

[Redacted – commercially sensitive definition].

“Purchaser Fundamental Representations” means (a) the representations and warranties of the Purchaser set forth in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 10 [Brokers] of Schedule C, and (b) the representations and warranties of the Parent Guarantor set forth in Section 7.1(g).

“Purchaser Indemnified Parties” has the meaning specified in Section 5.2.

“Real Property Lease” means any lease, sublease, license, occupancy agreement or other agreement with respect to any real property leased, subleased, licensed or otherwise occupied by Freedom or FMDI.

“Regulatory Approvals” means, collectively, (i) the Competition Act Clearance, (ii) the Primary ISED Approval, and (iii) [Redacted – commercially sensitive information].

“Related Parties” means, in respect of a Party, such Party’s past, present or future director, officer, employee, incorporator, member, partner, agent, equityholder, affiliate or other Representative of such Party, and any of its successors and assigns, and any past, present or future director, officer, employee, incorporator, member, partner, agent, equityholder, affiliate or other Representative of any of the foregoing.

“Release” has the meaning prescribed in any Environmental Law and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

“Remaining STI Trade Debt” has the meaning set forth in Schedule D.

“Reorganization Tax Period” means any taxable period (other than a Pre-Closing Tax Period) that includes one or more Reorganization Transactions.

“Reorganization Transactions” has the meaning set forth in Section 4.6.

“Representative” has the meaning given to it in the Confidentiality Agreement.

“Resolution Period” has the meaning specified in Section 2.8(b).

“Retained Asset Note” has the meaning specified in Section 2.6(b)(ii).

“Retained Asset Purchase Price” means the aggregate purchase price payable by Shaw Cablesystems Limited under the Asset Purchase Agreement in consideration for the Retained Assets (less the amount of the Accrued Liabilities (as defined in the Asset Purchase Agreement)), as may be adjusted in accordance with the Asset Purchase Agreement.

“Retained Assets” means the “Purchased Assets” as defined in the Asset Purchase Agreement.

“Reverse Transition Services Agreement” means the transition services agreement to be entered into between Freedom and Rogers in the form attached as Schedule H hereto, or on such other terms as may be mutually agreed to in writing by Rogers and the Purchaser.

“Review Period” has the meaning specified in Section 2.8(b).

[Redacted – commercially sensitive definition].

“Roaming Agreement” means the roaming agreement to be entered into between Freedom, Rogers Communications Canada Inc. and Purchaser, on the terms set forth in Schedule K hereto, or on such other terms as may be mutually agreed to in writing by Rogers and the Purchaser, and otherwise in accordance with Section 4.21.

“Rogers” has the meaning specified in the preamble.

“Sanctions” has the meaning specified in paragraph 29 of Schedule B.

“SEC” means the United States Securities and Exchange Commission.

[Redacted – commercially sensitive definition].

“Section 104 Consent Agreement” means the consent agreement entered into by Rogers, Shaw and the Commissioner of Competition on May 30, 2022 in respect of the Tribunal Proceedings in respect of section 104 of the Competition Act.

“Secured Data Room” means the secured and encrypted virtual data room established by Shaw as at 5:00 p.m. (Eastern time) on the second day immediately prior to the date of this Agreement, the index of documents of which is appended to the Disclosure Letter.

“Securities Authorities” means the Canadian Securities Authorities and the SEC.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the Canadian Securities Authorities.

[Redacted – commercially sensitive definition].

“Seller Fundamental Representations” means the representations and warranties of the Seller Parties set forth in paragraphs 1 [Organization and Qualification], 2 [Corporate Authorization], 3 [Execution and Binding Obligation], 5(a) [Non-Contravention] and 7 [Brokers] of Schedule A.

“Seller Indemnified Parties” has the meaning specified in Section 5.3.

“Seller Parties” means, collectively, Rogers, Shaw and Shaw Telecom, and “Seller Party” means any one of them.

“Shared Contract” has the meaning specified in Section 4.18.

“Shaw” has the meaning specified in the preamble.

“Shaw Acquisition” has the meaning specified in the recitals.

“Shaw Family Group” has the meaning specified in the Arrangement Agreement.

“Shaw Filings” means all forms, reports, schedules, statements and other documents which are publicly filed or furnished by Shaw pursuant to applicable Canadian Securities Laws or the U.S. Exchange Act since August 31, 2019 to the date of this Agreement.

“Shaw Guarantees” has the meaning specified in Section 4.17(a).

“Shaw Letter of Credit” has the meaning specified in Section 4.17(b).

“Shaw Mobile” refers to the Shaw-branded wireless service, which was announced on July 30, 2020.

“Shaw Telecom” has the meaning specified in the preamble.

“Shaw Transferring Employees” means the employees of Shaw or any of its Subsidiaries (other than Freedom or FMDI) set forth in Schedule 4.9(b) of the Disclosure Letter who are transferring to Freedom as part of the Employee Transfers (but excluding any individual that is no longer employed by Shaw or one of its Subsidiaries (other than Freedom or FMDI) at the time the Employee Transfers are implemented).

“Small Cell Licensing Agreement” means the licensing agreement to be entered into between Rogers or its applicable affiliate(s) and Parent Guarantor or its applicable affiliate(s) on the terms set forth in Schedule Q hereto, or on such other terms as may be agreed to in writing by Rogers and the Purchaser, and otherwise in accordance with Section 4.21.

[Redacted – commercially sensitive definition].

“Software” means computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs.

[Redacted – commercially sensitive definition].

“Spectrum Swap Agreement (2500 MHz)” means the spectrum swap agreement between Freedom and Rogers in the form attached as Schedule I hereto, or on such other terms as may be mutually agreed to in writing by Rogers and the Purchaser.

“Spectrum Swap Agreement (AWS-1)” means the spectrum swap agreement between Freedom and Rogers in the form attached as Schedule J hereto, or on such other terms as may be mutually agreed to in writing by Rogers and the Purchaser.

“Spectrum Swap Agreements” means, collectively, the Spectrum Swap Agreement (2500 MHz) and the Spectrum Swap Agreement (AWS-1).

“Statutory Plans” means statutory benefit plans which Shaw or its Subsidiaries, as applicable, are required to participate in or comply with, including any benefit plan administered by any federal or provincial government and any benefit plans administered pursuant to applicable health, tax, workplace safety insurance, and employment insurance legislation.

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Subsidiary” has the meaning specified in Section 1.2(j).

“Target Net Working Capital” means [Redacted – commercially sensitive monetary amount].

“Tax Act” means the Income Tax Act (Canada).

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports, and including any documents filed under section 125.7 of the Tax Act) filed or required to be filed in respect of Taxes.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, and any amounts owing or refunds owing under section 125.7 of the Tax Act, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party, and in each case, whether disputed or not.

“Technical Lease” means a macro-site lease or license of real property which permits the installation and operation of a cellular tower or rooftop antenna, or a license to install a cellular antenna on a tower or structure (which, for greater certainty, shall exclude small cell licenses and attachment agreements).

[Redacted – commercially sensitive definition].

“Third-Party Claim” has the meaning specified in Section 5.5(a).

“Third-Party Internet Access Services Agreements” means (i) the third-party internet access services agreement to be entered into between Rogers Communications Canada Inc. and Parent Guarantor and the CSG Agreement to be entered into between Rogers Communications Canada Inc. and Parent Guarantor [Redacted – commercially sensitive information] and otherwise in accordance with Section 4.21.

“Transaction” means, collectively, the purchase and sale of the Purchased Shares and all other transactions contemplated by this Agreement or the Ancillary Agreements (including, for greater certainty, the Reorganization Transactions and excluding, for greater certainty, the Shaw Acquisition).

“Transaction Expenses” means the following amounts, but solely to the extent that such amount is an obligation of Freedom or FMDI that has not been paid prior to Closing: (a) all fees, expenses and disbursements of legal counsel, investment bankers, accountants, consultants, economists and other professional advisors incurred in connection with the Transaction (including the Reorganization Transactions but excluding any reimbursable expenses contemplated in Sections 4.13(c), 4.17 or 4.20(b)), (b) any stay, sale, retention, transaction or change of control bonuses, or, subject to Section 4.9, severance payments payable by Freedom or FMDI to any current or former employee, officer, director or other service provider of or to Freedom or FMDI pursuant to any existing Contract with such Person or as otherwise required by Law or agreed to by Rogers, Shaw, or any of their affiliates, in each case to the extent payable as a result of the consummation of the Transaction (but excluding, for greater certainty, any severance or other payments ( [Redacted – commercially sensitive indemnification obligation]) arising as a result of the occurrence of one or more additional post-Closing actions taken by the Purchaser or any of its affiliates (including, from and after Closing, Freedom or FMDI)), together with the employer portion of any taxes payable on such amounts and (c) all broker’s, finder’s or similar fees incurred in connection with the Transaction.

“Transfer Date” has the meaning specified in Section 4.9(a).

“Transition Services Agreement” means the transition services agreement to be entered into between Freedom and Rogers in the form attached as Schedule G hereto, or on such other terms as may be mutually agreed to in writing by Rogers and the Purchaser.

“Transport Agreement” means the transport agreement to be entered into between Freedom and Rogers, on the terms set forth in Schedule O hereto, or on such other terms as may be agreed to in writing by Rogers and the Purchaser, and otherwise in accordance with Section 4.21.

“Tribunal Proceedings” means the proceedings commenced by the Commissioner of Competition against Rogers and Shaw before the Competition Tribunal in file CT-2022-02 pursuant to sections 92 and 104 of the Competition Act.

“Unaudited Freedom Financial Statements” means the unaudited carve-out consolidated statements of financial position, income and comprehensive income, changes in net investment of parent and cash flows of Freedom (which are prepared on the same basis as the Audited Freedom Financial Statements and exclude the financial results, assets and liabilities associated with the Shaw Mobile wireless business and Freedom Gateway Internet Business) as of and for the nine-month period ended May 31, 2022 attached as Schedule 3.1(9)(b) of the Disclosure Letter.

“U.S. Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended from time to time and the rules and regulations of the SEC promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws.

“willful breach” means a material breach of this Agreement that is a consequence of any act or failure to act by the breaching Party with the actual knowledge that the taking of such act or the failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

[Redacted – commercially sensitive definition].

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)            Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)            Currency. Unless otherwise specified, (i) all references to dollars or to $ are references to Canadian dollars, and (ii) in the event that any amounts are required to be converted from a foreign currency to Canadian dollars or vice versa, such amounts shall be converted using the most recent closing exchange rate of The Bank of Canada available before the relevant calculation date (it being understood and agreed that, for purposes of the calculation or determination of (x) the Estimated Closing Net Working Capital or the Estimated Closing Net Debt or any component thereof, the exchange rate shall be determined using the applicable closing rate published by the Bank of Canada on the Business Day immediately preceding the delivery of the Estimated Closing Statement, and (y) the Closing Net Working Capital or the Closing Net Debt or any component thereof, exchange rate shall be determined using the applicable closing rate published by the Bank of Canada on the Closing Date).

(c)            Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)            Certain Phrases and References, etc.

(i)	The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”.

(ii)	The phrase “to the extent” means the degree to which the subject matter thereof relates and does not simply mean “if”.

(iii)	Except as the context otherwise requires, the phrase “or” is not exclusive and has the inclusive meaning of “and/or”.

(iv)	Unless stated otherwise, “Article”, “Section”, “paragraph” and “Schedule” followed by a number or letter mean and refer to the specified Article, Section or paragraph of or Schedule to this Agreement.

(v)	The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated, and includes all schedules to it (and in the case of this Agreement, the Disclosure Letter).

(vi)	The term “made available” means (A) copies of the subject material were included in the Data Room, (B) copies of the subject material were provided to the Purchaser or its Representatives in accordance with the procedures relating to the treatment of Evaluation Material contemplated by the Confidentiality Agreement, or (C) the subject material was listed in the Disclosure Letter and copies thereof were provided to the Purchaser or its Representatives.

(e)            Capitalized Terms. Except as otherwise expressly provided in any Schedule or the Disclosure Letter, all capitalized terms used in any Schedule or in the Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)             Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of Freedom, it is deemed to refer to the actual knowledge of Bradley Shaw, Executive Chair and Chief Executive Officer, Trevor English, Executive Vice President, Chief Financial and Corporate Development Officer, Paul McAleese, President, Peter Johnson, Executive Vice President, Chief Legal and Regulatory Officer or Zoran Stakic, Chief Operating Officer and Chief Technical Officer, after reasonable inquiry.

(g)            Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise. Any reference to a section of a federal taxation statute of Canada shall, unless otherwise expressly indicated or unless the context otherwise requires, include and refer to the equivalent provisions of any applicable provincial taxation statute.

(h)            Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Eastern time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Eastern time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(i)             Time References. References to days means calendar days, unless stated otherwise. References to time are to local time in Montréal, Québec and Toronto, Ontario unless otherwise stated.

(j)             Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person, provided that (i) prior to Closing, Freedom and FMDI shall constitute “affiliates” of Shaw and Shaw Telecom, (ii) from and after Closing, Freedom and FMDI shall constitute “affiliates” of the Purchaser (and shall cease to be “affiliates” of Shaw and Shaw Telecom), (iii) in no case shall an “affiliate” of Shaw, Shaw Telecom or Rogers include any member of the Shaw Family Group, Corus Entertainment Inc., or the Rogers Control Trust and (iv) in no case shall an “affiliate” of the Purchaser or the Parent Guarantor include Pierre Karl Péladeau or members of his family. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of Shaw, each such provision shall be construed as a covenant by Shaw to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

1.3	Schedules

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

1.4	Disclosure Letter

The Disclosure Letter itself and all information contained in it is Evaluation Material and is subject to the terms and conditions of the Confidentiality Agreement.

Article 2
PURCHASE AND SALE; CLOSING

2.1	Purchase and Sale of the Purchased Shares

Subject to the terms and conditions set forth herein, at the Closing on the Closing Date, Shaw Telecom shall sell, transfer, assign, convey and deliver to the Purchaser, and the Purchaser shall purchase from Shaw Telecom, all right, title and interest in and to the Purchased Shares, free and clear of all Liens (except for restrictions on transfer under Freedom’s Constating Documents or applicable Securities Laws).

2.2	Closing

Subject to the satisfaction (or, where legally permissible, waiver by the Party or Parties entitled to the benefit of the applicable condition) of all conditions set forth in Section 2.3, the closing of the purchase and sale of the Purchased Shares (the “Closing”) shall take place as early as practicable on the Closing Date (the “Closing Time”), via electronic exchange of signatures, unless another time or date is agreed to in writing by the Parties.

2.3	Conditions to Closing

(a)            Mutual Conditions Precedent. The Parties are not required to complete the Transaction unless each of the following conditions is satisfied at or prior to the Closing Time, which conditions (other than the conditions in Section 2.3(a)(i) which may be waived jointly (but not individually) by Rogers and Shaw) may only be waived (to the extent permissible under applicable Law), in whole or in part, by the unanimous consent of each of Rogers, Shaw and the Purchaser:

(i)	Shaw Acquisition. All conditions to the completion of the Shaw Acquisition as set forth in Article 6 of the Arrangement Agreement have been satisfied or waived (where permitted) by the party or parties to the Arrangement Agreement entitled to the benefit of such condition.

(ii)	Key Freedom Regulatory Approvals. Each of the Key Freedom Regulatory Approvals have been made, given or obtained and each such Key Freedom Regulatory Approval is in force and has not been rescinded or amended in such a way as to prevent or otherwise make illegal the consummation of the Transaction.

(iii)	Illegality. No Law, including the Section 104 Consent Agreement or any order of the Competition Tribunal pursuant to the Tribunal Proceedings, is in effect that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins any of the Parties from consummating the Transaction.

(b)            Additional Condition Precedent to the Obligations of the Purchaser. The Purchaser is not required to complete the Transaction unless the following condition is satisfied, which condition is for the exclusive benefit of the Purchaser and may only be waived (to the extent permissible under applicable Law), in whole or in part, by the Purchaser in its sole discretion:

(i)	Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect.

(c)            Without limiting the rights of the Parties under Section 6.1 [Termination], except as expressly set forth in this Section 2.3 there are no conditions precedent to the Parties’ obligations to consummate the Closing on the Closing Date and, for greater certainty, neither the accuracy of a Party’s representations and warranties contained in this Agreement, nor a Party’s compliance with its covenants contained in this Agreement, shall be a condition to Closing.

2.4	Purchase Price

The aggregate purchase price (the “Purchase Price”) for the Purchased Shares shall be equal to:

(a)            the Base Purchase Price;

(b)            minus the Closing Net Debt (which, for greater certainty, shall result in an increase in the Purchase Price if Closing Net Debt is a negative number);

(c)            plus the amount, if any, by which the Closing Net Working Capital exceeds the Target Net Working Capital;

(d)            minus the amount, if any, by which the Closing Net Working Capital is less than the Target Net Working Capital;

(e)            plus the Retained Asset Purchase Price;

(f)             minus [Redacted – commercially sensitive purchase price adjustment]; and

(g)            minus [Redacted – commercially sensitive purchase price adjustment].

2.5	Estimated Closing Statement

(a)            At least three Business Days prior to the anticipated Closing Date, the Seller Parties shall deliver (or cause to be delivered) to the Purchaser a statement (as it may be adjusted pursuant to Section 2.5(b), the “Estimated Closing Statement”) setting forth (i) the Sellers Parties’ good faith estimates of (A) the Closing Net Working Capital (“Estimated Closing Net Working Capital”), and (B) the Closing Net Debt (the “Estimated Closing Net Debt”), which estimate shall include, for greater certainty, the Seller Parties’ good faith estimate of the Remaining STI Trade Debt, if any (the “Estimated Remaining STI Trade Debt”), and (ii) the Seller Parties’ resulting good faith calculation of the Purchase Price determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment] (the “Estimated Purchase Price”). The Estimated Closing Statement shall be prepared in accordance with this Agreement and the Accounting Principles, and shall be accompanied by reasonable supporting detail with respect to the calculation of the amounts set out therein (including details relating to the intercompany payments contemplated in Section 1 of Schedule D).

(b)            Following the delivery of the Estimated Closing Statement, the Seller Parties shall consider in good faith any of Purchaser’s comments on the calculation of the Estimated Purchase Price and the components thereof and make any revisions to the Estimated Closing Statement that are agreed to by Rogers and the Purchaser prior to the Closing Date.

(c)            Concurrently with the delivery of the Estimated Closing Statement, the Seller Parties shall deliver (or cause to be delivered) to the Purchaser a statement certified by a senior officer of Shaw, without personal liability, setting forth the calculation of [Redacted – commercially sensitive purchase price adjustment].

2.6	Closing Payments

(a)            At the Closing, but prior to the purchase and sale of the Purchased Shares pursuant to Section 2.1 (i) the Purchaser shall, as an advance to Freedom by way of a non-interest bearing loan, pay in cash by wire transfer of immediately available funds, an aggregate amount equal to the Estimated Remaining STI Trade Debt, and (ii) Freedom shall use the proceeds of such advance to repay and discharge the Estimated Remaining STI Trade Debt and shall provide a direction letter to the Purchaser (which direction letter shall set forth the Estimated Remaining STI Trade Debt) directing the Purchaser to make or cause to be made the payments described in the preceding sentence directly to Shaw Telecom (or as otherwise directed by Rogers) by wire transfer of immediately available funds to the account designated in writing by Rogers at least one Business Day prior to Closing. The Seller Parties shall document such advance and the satisfaction of the Estimated Remaining STI Trade Debt in a manner satisfactory to the Purchaser, acting reasonably.

(b)            At the Closing, the Purchaser shall:

(i)	pay, or cause to be paid an amount equal to:

(A)	the Estimated Purchase Price;

(B)	minus the [Redacted – commercially sensitive purchase price adjustment];

(C)	minus [Redacted – commercially sensitive purchase price adjustment];

(D)	minus the Retained Asset Purchase Price,

to Shaw Telecom (or as otherwise directed by Rogers) by wire transfer of immediately available funds to the account designated in writing by Rogers at least one Business Day prior to Closing; and

(ii)	issue to Shaw Telecom a non-interest bearing promissory note having a principal amount equal to the Retained Asset Purchase Price (the “Retained Asset Note”).

(c)            From and after Closing, the Purchaser shall discharge and pay, or cause to be discharged and paid, on behalf of Freedom and FMDI, as applicable, all Transaction Expenses owing as and when due and shall indemnify the Seller Parties and their respective affiliates for any and all losses, damages, claims, costs, expenses or other liabilities incurred or sustained by, or imposed upon any of them based upon, arising out of, or by reason of, the Transaction Expenses (but solely to the extent that such Transaction Expenses were included in Closing Net Debt or as a liability in Closing Net Working Capital as finally determined pursuant to this Agreement).

2.7	Closing Deliverables

(a)            Closing Deliverables of the Seller Parties. At or prior to the Closing, the Seller Parties shall deliver, or cause to be delivered, to the Purchaser (except to the extent already in the possession or control of Freedom or FMDI):

(i)	share certificates evidencing the Purchased Shares, duly endorsed in blank or accompanied by share transfers or other instruments of transfer duly executed in blank;

(ii)	subject to Section 4.21, the Ancillary Agreements, duly executed by each of the Seller Parties, Freedom, FMDI and their respective affiliates that are party thereto, as applicable;

(iii)	duly executed resignation and mutual release letters, in customary form, effective as of the Closing Time, of all individuals who are directors of Freedom or FMDI immediately prior to the Closing Time;

(iv)	a certificate of status, compliance or good standing with respect to each of the Seller Parties, Freedom and FMDI issued by appropriate government officials of their respective jurisdictions of incorporation;

(v)	a confirmation of sale duly executed by Shaw Telecom in the form of Schedule R; and

(vi)	the minute books and corporate seals (if any) of Freedom and FMDI (to be delivered at the head office of the Purchaser).

(b)            Closing Deliverables of the Purchaser. At or prior to the Closing, the Purchaser shall deliver, or cause to be delivered, to the Seller Parties:

(i)	the Retained Asset Note;

(ii)	subject to Section 4.21, the Ancillary Agreements, duly executed by each of the Purchaser and its affiliates that is party thereto (excluding, for greater certainty, Freedom and FMDI), as applicable; and

(iii)	a certificate of status, compliance or good standing with respect to each of the Purchaser and Parent Guarantor issued by appropriate government officials of their respective jurisdictions of incorporation.

2.8	Post-Closing Adjustment

(a)            Closing Statement. As promptly as practicable, but no later than 90 days after the Closing Date, the Purchaser shall prepare and deliver to Rogers a statement (the “Closing Statement”), setting forth (i) the Purchaser’s good faith calculations of (A) the Closing Net Working Capital, and (B) the Closing Net Debt, and (ii) the Purchaser’s resulting good faith calculation of the Purchase Price (determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment]). The Closing Statement shall be prepared in accordance with this Agreement and the Accounting Principles, and shall be accompanied by reasonable supporting detail with respect to the calculation of the amounts set out therein.

(b)            Review Period. Rogers may, within 45 days following the later of (i) Rogers’ receipt of the Closing Statement, and (ii) the date that the Purchaser satisfies those information requests described in Section 2.8(d) that are made within 10 Business Days from Rogers’ receipt of the Closing Statement (the “Review Period”), provide a written notice to the Purchaser disputing all or any part of the Closing Statement (such notice, a “Purchase Price Dispute Notice”), which Purchase Price Dispute Notice shall set forth in reasonable detail the items and amounts that Rogers disputes and Rogers’ alternative calculation of each disputed item. Any item set forth in the Closing Statement that is not disputed in a Purchase Price Dispute Notice shall become final and binding upon the Parties on the day following the expiration of the Review Period. If a Purchase Price Dispute Notice is provided to the Purchaser, then the Purchaser and Rogers shall negotiate in good faith to resolve the disputed items specified in the Purchase Price Dispute Notice during the 30-day period commencing on the date of the Purchaser’s receipt of the Purchase Price Dispute Notice or such longer period as Rogers and the Purchaser may agree in writing (the “Resolution Period”). If Rogers and the Purchaser reach agreement on the final resolution of a disputed item during such period, the resolution of such disputed item shall be final and binding upon the Parties and form part of the final Closing Statement.

(c)            Accounting Expert. If Rogers and the Purchaser do not agree upon a final resolution with respect to all disputed items within the Resolution Period, then the remaining items in dispute shall be submitted as promptly as practicable to PricewaterhouseCoopers LLP or, if such firm is unavailable or unwilling to act, such other internationally or nationally recognized independent accounting firm reasonably acceptable to the Purchaser and Rogers (the “Accounting Expert”) for resolution. If Rogers and the Purchaser cannot agree on the Accounting Expert, either of them may apply, upon prior notice to the other, to a court of competent jurisdiction to appoint the Accounting Expert, and such appointment will be final and binding upon the Parties. The Accounting Expert shall act solely as an accounting expert and not as an arbitrator and its decision shall be based solely on (i) the provisions set forth in this Agreement, including the Accounting Principles and the definitions contained herein, and (ii) a single written presentation provided to the Accounting Expert by the Purchaser and a single written presentation provided to the Accounting Expert by Rogers, each of which shall be delivered within 15 days after the engagement of the Accounting Expert and limited to the disputed items, and not on independent review. No discovery shall be permitted and no hearing will be held. Neither Rogers nor the Purchaser shall, and they shall cause their respective Representatives not to, engage in ex parte communications with the Accounting Expert. Rogers and the Purchaser agree to instruct the Accounting Expert to render a determination of the applicable dispute within 30 days after submission of the written presentations to such Accounting Expert in accordance with clause (ii) above, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The engagement fees and all other fees and expenses of the Accounting Expert shall be borne by the Purchaser, on the one hand, and Rogers, on the other hand, in proportion to the portion of the aggregate amount in dispute that is finally resolved by the Accounting Expert in a manner adverse to such party. For greater certainty and by way of example only, if the Purchaser claims the appropriate adjustments are $1,000, and Rogers contests only $500 of the amount claimed by the Purchaser, and if the Accounting Expert ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then the costs and expenses of the Accounting Expert will be allocated sixty percent (60%) (i.e., 300/500) to Rogers and forty percent (40%) (i.e., 200/500) to the Purchaser. In resolving the disputed items, the Accounting Expert may not assign a value to any item greater than the greatest value claimed for such item, or less than the smallest value for such item, claimed by either the Purchaser or Rogers, and shall limit its decision to only such items as are submitted to it. Such determination of the Accounting Expert shall, absent fraud or manifest error, be final, conclusive and binding upon, and non-appealable by the Parties. Notwithstanding anything herein to the contrary, the failure of the Accounting Expert to strictly conform to any deadline or time period contained herein shall not render the determination of the Accounting Expert invalid and shall not be a basis for seeking to overturn any determination rendered by the Accounting Expert.

(d)            Access to Information. After the date that the Purchaser delivers the Closing Statement to Rogers and until the Closing Statement becomes final and binding upon the Parties pursuant to this Section 2.8, subject to applicable Laws, Freedom and the Purchaser shall (and shall cause each of their affiliates to) reasonably cooperate with and provide Rogers and its Representatives with reasonable access (including electronic access), upon prior written notice and during normal business hours, to (i) the books, work papers, records, schedules, memoranda, and other materials of the Purchaser, Freedom and their respective Representatives (including all supporting schedules, data, and other materials in connection with the Purchaser’s calculations of the Closing Net Working Capital and the Closing Net Debt), (ii) senior accounting personnel of the Purchaser and of Freedom (and the Purchaser shall use its commercially reasonable efforts to cause such personnel to cooperate and work in good faith with the Rogers and its Representatives), and, (iii) subject to the execution of any customary work paper access letters required by them, the Purchaser’s and Freedom’s advisors and their work papers, in each case, to the extent relevant to the preparation of the Closing Statement and for the purpose of reviewing the Closing Statement, disputing the Closing Statement and/or agreeing upon the Closing Statement (in whole or in part).

(e)            Post-Closing Adjustment.

(i)	If the Purchase Price, as finally determined in accordance with this Section 2.8 (determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment]), is greater than the Estimated Purchase Price, then the Purchaser shall promptly (but in any event within five Business Days following the final determination of the Purchase Price pursuant to this Section 2.8) pay or cause to be paid, by wire transfer of immediately available funds to such account(s) designated in writing by Rogers, an amount in cash equal to the Purchase Price (determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment]) less the Estimated Purchase Price.

(ii)	If the Purchase Price, as finally determined in accordance with this Section 2.8 (determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment]), is less than the Estimated Purchase Price, then Shaw Telecom shall promptly (but in any event within five Business Days following the final determination of the Purchase Price pursuant to this Section 2.8) pay or cause to be paid, by wire transfer of immediately available funds to such account(s) designated in writing by the Purchaser, an amount in cash equal to the Estimated Purchase Price less the Purchase Price (determined without regard to Section 2.9 or [Redacted – commercially sensitive purchase price adjustment]).

2.9	[Redacted – commercially sensitive purchase price adjustment]

(a)            [Redacted – commercially sensitive information].

(b)            [Redacted – commercially sensitive information].

(c)            [Redacted – commercially sensitive information].

(d)            [Redacted – commercially sensitive information].

(e)            [Redacted – commercially sensitive information].

(f)             [Redacted – commercially sensitive information].

(g)            [Redacted – commercially sensitive information].

(h)            [Redacted – commercially sensitive information].

Article 3
Representations and Warranties

3.1	Representations and Warranties of the Seller Parties and Freedom

(a)            Each of the Seller Parties hereby represents and warrants to the Purchaser, severally (and not jointly) in respect of itself, that the representations and warranties relating to such Seller Party set forth in Schedule A are true and correct as of the date hereof and as at the Closing Time, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b)            Except as set forth in the Disclosure Letter, or in the Shaw Filings made prior to the date of this Agreement (excluding any disclosure in such documents under the headings “Caution Concerning Forward-Looking Statements” or “Known Events, Trends, Risks & Uncertainties” and any other disclosures contained therein that are predictive, cautionary or forward-looking in nature), Shaw hereby represents and warrants to the Purchaser that the representations and warranties set forth in Schedule B are true and correct as of the date hereof and as at the Closing Time, and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with entering into and performing this Agreement.

(c)            Except for the representations and warranties set forth in this Agreement, none of the Seller Parties, Freedom nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, with respect to the Seller Parties, Freedom, FMDI or the Freedom Business.

3.2	Representations and Warranties of the Purchaser

(a)            The Purchaser hereby represents and warrants to the Seller Parties that the representations and warranties set forth in Schedule C are true and correct as of the date hereof and as at the Closing Time and acknowledges and agrees that the Seller Parties are relying upon such representations and warranties in connection with entering into and performing this Agreement.

(b)            Except for the representations and warranties set forth in this Agreement, neither the Purchaser nor any other Person makes or has made any other express or implied representation and warranty, whether written or oral, with respect to the Purchaser.

Article 4
Covenants

4.1	Conduct of the Freedom Business

(a)            Shaw and Freedom covenant and agree that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as required or permitted by this Agreement (including, for greater certainty, as contemplated by the Reorganization Transactions) or the Arrangement Agreement, (iii) in connection with any COVID-19 Measures undertaken by Shaw or its Subsidiaries, or (iv) as required by Law or a Governmental Entity, they will, and will cause their respective Subsidiaries to, use their respective reasonable best efforts to conduct the Freedom Business in the Ordinary Course and in accordance, in all material respects, with applicable Laws, and to use their respective commercially reasonable efforts to (x) maintain and preserve in all material respects the business organization, operations, assets, properties, employees, goodwill and relationships of the Freedom Business with customers, suppliers, partners and other Persons having material business relations with the Freedom Business in the Ordinary Course, (y) make the aggregate capital expenditures in the 2022 fiscal year and 2023 fiscal year, which would amount to at least [Redacted – commercially sensitive percentage] of the capital expenditures set out in Schedule 4.1(b)(xi) of the Disclosure Letter in respect of each year (which aggregate amount shall be pro-rated for the period between the date of this Agreement and the Closing Date, in respect of the 2022 fiscal year, and the start of the 2023 fiscal year and the Closing Date in respect of the 2023 fiscal year, as applicable), and (z) maintain in all material respects the form, scope, level and quality of the services provided by Shaw or any of its affiliates to Freedom or FMDI as of the date of this Agreement in support of the operation by Freedom and FMDI of the Freedom Business, including any reporting practices relating to such service. Notwithstanding the foregoing provisions of this Section 4.1(a), (A) the obligations of Shaw under this Section 4.1(a) (including its obligations to cause its Subsidiaries to take any action) shall apply solely with respect to, and solely to the extent that Shaw or such Subsidiaries conduct, the Freedom Business, and (B) neither Shaw nor Freedom shall be deemed to have failed to satisfy its obligations under this Section 4.1(a) to the extent such failure resulted from their failure to take any action prohibited by Section 4.1(b).

(b)            Without limiting the generality of Section 4.1(a), Shaw and Freedom covenant and agree that, during the period from the date of this Agreement until the earlier of the Closing Time and the time that this Agreement is terminated in accordance with its terms, except (1) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (2) as required or permitted by this Agreement (including, for greater certainty, as contemplated by the Reorganization Transactions) or the Arrangement Agreement, (3) in connection with any COVID-19 Measures undertaken by Shaw or its Subsidiaries, or (4) as required by Law or a Governmental Entity, Freedom shall not, and shall not permit FMDI to, and Shaw shall not, and shall not permit its Subsidiaries to (in each case solely with respect to, and solely to the extent Shaw or any such Subsidiaries conduct, the Freedom Business), directly or indirectly:

(i)	amend the Constating Documents of Freedom or FMDI;

(ii)	enter into any material new line of business or discontinue any material existing line of business;

(iii)	split, combine or reclassify any shares of the capital stock of Freedom or FMDI or amend or modify any term of any outstanding debt security of Freedom or FMDI;

(iv)	declare, set aside or pay any dividend or other distribution on any shares of capital stock of Freedom (whether in stock, property or any combination thereof);

(v)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of Freedom or FMDI or any of their other outstanding securities;

(vi)	issue, grant, deliver, sell, pledge or otherwise encumber (except for restrictions on transfer under Freedom’s Constating Documents or applicable Securities Laws), or authorize the issuance, granting, delivery, sale, pledge or other encumbrance (except for restrictions on transfer under Freedom’s Constating Documents or applicable Securities Laws) of, any shares of the capital stock or other equity or voting interests of Freedom or FMDI, or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock or other equity or voting interests or any stock appreciation rights, phantom stock awards or other rights that are linked to the price or the value of the shares of capital stock of Freedom or FMDI;

(vii)	reduce the stated capital of Freedom or FMDI, or reorganize, arrange, restructure, amalgamate or merge Freedom or FMDI;

(viii)	adopt a plan of complete or partial liquidation, consolidation or winding-up, or resolutions providing for the liquidation or dissolution of Freedom or FMDI or the Freedom Assets, or file a petition in bankruptcy under any applicable Law on behalf of Freedom or FMDI, or consent to the filing of any bankruptcy petition against Freedom or FMDI under any applicable Law;

(ix)	other than as permitted by Schedule 4.1(b)(ix) of the Disclosure Letter, acquire (by merger, consolidation, exchange, acquisition of securities, acquisitions, lease, or license of assets, contributions to capital or otherwise), directly or indirectly, in one transaction or in a series of related transactions, an interest in any Person, assets, properties, securities, interests or businesses, other than:

(A)	assets for use in Ordinary Course business operations that do not, in the applicable fiscal year, exceed more than 105% of the amounts budgeted for such acquisitions in Schedule 4.1(b)(ix) of the Disclosure Letter in respect of such fiscal year;

(B)	acquisitions for consideration less than $5,000,000 in the aggregate; or

(C)	as permitted by Section 4.1(b)(xi);

(x)	sell, pledge, lease, license, encumber (other than a Permitted Lien) or otherwise dispose of or transfer any Freedom Assets or any interest in any Freedom Assets other than:

(A)	dispositions of assets for consideration less than $5,000,000 in the aggregate

(B)	in relation to internal transactions solely involving Freedom and FMDI;

(C)	assets sold in the Ordinary Course; or

(D)	in accordance with Schedule 4.1(b)(x) of the Disclosure Letter;

(xi)	other than as permitted by Section 4.1(b)(ix), make any capital expenditure or commitment which, in the applicable fiscal year, would exceed more than 105% the aggregate amount of capital expenditures provided for in Schedule 4.1(b)(xi) of the Disclosure Letter in respect of such fiscal year;

(xii)	amend or modify in any material respect, or terminate, cancel or waive or fail to exercise any material right under, any Material Contract or enter into any Contract:

(A)	under which Freedom or FMDI is obligated to make or expects to receive payment in excess of $10,000,000; or

(B)	which is material to the Freedom Business and which has a term greater than two years;

(xiii)	prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any Indebtedness or guarantees thereof, other than replacing, amending, renewing or extending any Real Property Lease, leases required to be capitalized under IFRS or purchase money obligations in the Ordinary Course it being understood that same shall be replaced, amended, renewed or extended in accordance with the terms of any existing Real Property Leases, leases required to be capitalized under IFRS or purchase money obligations, if applicable, or on prevailing market terms and conditions in all material respects.

(xiv)	make any loan or advance to any Person (other than loans between Freedom and FMDI or in respect of accounts payable to trade creditors or accrued liabilities incurred in the Ordinary Course);

(xv)	make any material change in Freedom’s or FMDI’s methods of accounting, except as required by concurrent changes in IFRS;

(xvi)	except as contemplated in Section 4.7 or as disclosed in Schedule 4.1(b)(xvi) of the Disclosure Letter: (A) make, change or rescind any material Tax election, information schedule, return or designation, (B) settle or compromise any material Tax claim, Assessment, liability, action, suit, proceeding, hearing or controversy, (C) file any materially amended Tax Return, (D) enter into any material agreement with a Governmental Entity with respect to Taxes, (E) enter into or change any material Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement that is binding on Freedom or FMDI, (F) surrender any right to claim material Tax abatement, reduction, deduction, exemption, credit or refund, (G) consent to the extension or waiver of the limitation period applicable to any material Tax matter, (H) make a request for a material Tax ruling to any Governmental Entity, (I) materially amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes, or (J) take any action outside of the Ordinary Course which would reasonably be expected to materially reduce the Freedom Tax Attributes existing as of June 17, 2022;

(xvii)	other than as required by the terms of any Employee Plan or applicable Law, or as disclosed in Schedule 4.1(b)(xvii) of the Disclosure Letter, and except for annual increases in compensation levels of the Freedom Employees, taken as a whole, that do not exceed [Redacted – commercially sensitive percentage] in the aggregate relative to such compensation levels in respect of the most recently completed fiscal year of Freedom, grant any increase or decrease in the amount of wages, salaries, bonuses, incentives or other compensation payable to any Freedom Employees;

(xviii)	enter into or negotiate any collective bargaining, union agreement, employee association agreement, project labour agreement or similar Contract with respect to the Freedom Business or the Freedom Employees;

(xix)	other than in accordance with Schedule 4.1(b)(xix) of the Disclosure Letter, as permitted by Section 4.1(b)(xvii) or as required by the terms of any Employee Plan or written employment agreement:

(A)	make any bonus or profit sharing distribution or similar payment of any kind to a Freedom Employee, or adopt or otherwise implement any employee or executive bonus or retention plan or program for Freedom Employees;

(B)	increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any Freedom Employee, any director of Freedom or FMDI or independent contractor of Freedom or FMDI;

(C)	enter into any employment, deferred compensation, independent contractor, consultant, or other similar Contract (or amend any such existing Contract) with any director or officer of Freedom or FMDI or, other than in the Ordinary Course, any Freedom Employee (other than a director or officer of Freedom or FMDI) or any independent contractor or consultant of Freedom or FMDI;

(D)	loan or advance money or other property to any of Freedom’s or FMDI’s present or former directors or officers, any Freedom Employees (other than expense reimbursements, expense accounts and advances in the Ordinary Course);

(E)	terminate any Employee Plan, amend or modify, in a material way, any Employee Plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence as of the date hereof;

(F)	increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any Employee Plan; or

(G)	fund any pension solvency deficit in respect of any Employee Plan;

(xx)	other than as disclosed in Schedule 4.1(b)(xx) of the Disclosure Letter, enter into any transaction with a “related party” (within the meaning of MI 61-101), except for (A) transactions consistent in type and quantum with such transactions as disclosed in the “Related Party Transactions” disclosure in note 17 of the Audited Freedom Financial Statements, or (B) expense reimbursements, expense accounts and advances in the Ordinary Course;

(xxi)	amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy under which the Freedom Business is otherwise insured, in effect on the date of this Agreement unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(xxii)	other than in the Ordinary Course or in connection with this Agreement or the Transaction, abandon or fail to diligently pursue any application for any material Authorization relating to the Freedom Business required by applicable Law, or take or omit to take any action that would reasonably be expected to lead to the termination of any such material Authorization relating to the Freedom Business;

(xxiii)	except in connection with the Tribunal Proceedings or relating to a Consent Agreement, release, compromise or settle any litigation, proceeding or governmental investigation affecting Freedom, FMDI or the Freedom Business except to the extent that such proposed release, compromise or settlement meets each of the following conditions:

(A)	involves only the payment of money damages to be paid solely to or by or on behalf of Freedom or FMDI;

(B)	does not include an admission or acknowledgment of liability or culpability with respect to Freedom or FMDI;

(C)	does not impose an injunction or other similar form of relief upon Freedom or FMDI;

(D)	does not involve or relate to any criminal or quasi-criminal action or proceeding;

(E)	would not reasonably be expected to materially and adversely affect the operation of the Freedom Business after Closing;

(F)	would not reasonably be expected to have any material and adverse reputational impact on the Purchaser, Freedom or their affiliates; and

(G)	could not reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by this Agreement;

(xxiv)	grant or commit to grant an exclusive licence or otherwise transfer any Intellectual Property or exclusive rights in or in respect thereto that is material to the Freedom Business, other than to Freedom or FMDI;

(xxv)	actively seek nor use any subscriber lists to solicit or to transfer any Freedom Mobile wireless subscribers to become Shaw Mobile wireless subscribers;

(xxvi)	[Redacted – commercially sensitive information]; or

(xxvii)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(c)            Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (i) is intended to allow the Purchaser to exercise material influence over the operations of Freedom, FMDI or the Freedom Business prior to the Closing Time, or (ii) shall be interpreted in such a way as to place any Party in violation of any applicable Law or Authorization.

(d)            The Purchaser shall, promptly following the date hereof, designate two individuals from either of whom the Seller Parties or Freedom may seek consent to undertake any actions not otherwise permitted to be taken by this Section 4.1 and shall ensure that such individuals will respond, on behalf of the Purchaser, to the requests of the Seller Parties and Freedom in an expeditious manner.

(e)            The Parties acknowledge and confirm that in respect of their communications they have at all times complied with, and will continue to comply with, ISED Canada’s policy on prohibition of collusion and other communication rules applicable to spectrum license auctions.

4.2	Covenants of the Seller Parties and Freedom Relating to the Transaction

(a)            Subject to the terms and conditions of this Agreement, the Seller Parties and Freedom shall perform all obligations required to be performed by them under this Agreement, cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as of the Closing Time, the Transaction and, without limiting the generality of the foregoing, the Seller Parties and Freedom shall and, where appropriate, shall cause their respective Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4):

(i)	use their respective commercially reasonable efforts, upon reasonable consultation with the Purchaser, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any lawsuits or proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction;

(ii)	use their respective commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement, the Ancillary Agreements or the Transaction;

(iii)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction;

(iv)	use their respective commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Seller Parties and their Subsidiaries relating to the Transaction; and

(v)	use their respective commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required under (i) the Material Contracts and the Real Property Leases identified in Schedule 4.2(a)(v) of the Disclosure Letter, and (ii) any material Technical Lease that is a Freedom Asset, in connection with the Transaction, provided that, (A) notwithstanding the foregoing, the covenant in Section 4.2(a)(v) shall apply only to Shaw, Shaw Telecom and Freedom, and (B) for greater certainty, nothing in this Agreement (including this Section 4.2) imposes any obligation on the Seller Parties to take any action under or with respect to the Arrangement Agreement that is not expressly required to be taken under the terms of the Arrangement Agreement.

(b)            The Seller Parties shall promptly notify the Purchaser of:

(i)	any notice or other communication from any Person alleging (A) that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is or may be required for the implementation of this Agreement, the Ancillary Agreements or the Transaction, or (B) that such Person is terminating, may terminate, or is otherwise materially adversely modifying or may materially adversely modify its relationship with Freedom, FMDI or the Freedom Business as a result of this Agreement, the Ancillary Agreements or the Transaction;

(ii)	other than in connection with the Regulatory Approvals (which shall be governed by Section 4.4), unless prohibited by Law, any notice or other communication from any Governmental Entity in respect of the Transaction (and the Seller Parties shall contemporaneously provide a copy of any such written notice or communication to the Purchaser); or

(iii)	any material filing, actions, suits, claims, investigations or proceedings commenced or, to the knowledge of any of the Seller Parties, threatened against, relating to or involving or otherwise affecting the Seller Parties, Freedom, FMDI or the Freedom Business in connection with this Agreement, the Ancillary Agreements or the Transaction.

4.3	Covenants of the Purchaser Relating to the Transaction

(a)            Subject to the terms and conditions of this Agreement, the Purchaser shall perform all obligations required to be performed by it under this Agreement, cooperate with the Seller Parties and Freedom in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as of the Closing Time, the Transaction and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4):

(i)	use its commercially reasonable efforts, upon reasonable consultation with the Seller Parties and Freedom, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Transaction and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Transaction;

(ii)	use its commercially reasonable efforts to effect all necessary registrations, filings and submission of information required by Governmental Entities from it relating to the Transaction;

(iii)	use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement, the Ancillary Agreement or the Transaction;

(iv)	not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or any commercially reasonable action not to be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Transaction; and

(v)	provide Shaw reasonable assistance and timely cooperation as is reasonably requested by Shaw in connection with Shaw and its Subsidiaries obtaining, any consent, waiver, permits, exemption, order, approval, agreement, amendment or confirmation contemplated by Section 4.2(a)(v), [Redacted – commercially sensitive information], provided that the Purchaser shall not be required to grant any Liens other than Permitted Liens that were in existence prior to the Closing and provided that such Permitted Liens shall not extend to assets other than the Freedom Assets.

(b)            The Purchaser shall promptly notify the Seller Parties of:

(i)	any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement, the Ancillary Agreements or the Transaction;

(ii)	other than in connection with the Regulatory Approvals (which shall be governed by Section 4.4), unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the Seller Parties); or

(iii)	any material filing, action, suit, claim, investigation or proceeding commenced or, to the knowledge of the Purchaser, threatened against, relating to or involving or otherwise affecting the Purchaser or any of its affiliates in connection with this Agreement, the Ancillary Agreements or the Transaction.

4.4	Regulatory Approvals

(a)            The Parties agree to use their respective commercially reasonable efforts, and to cause their relevant affiliates to use their respective commercially reasonable efforts, to obtain the Regulatory Approvals and to effect all necessary registrations, filings and submissions of information required by Governmental Entities from any of them relating to the Transaction as soon as reasonably practicable and in any event so as to allow the Closing to occur before the Outside Date.

(b)            The Parties acknowledge that, prior to the date of this Agreement:

(i)	Rogers and the Purchaser filed with the Commissioner of Competition a request for Competition Act Clearance in respect of the Transaction; and

(ii)	Rogers, the Purchaser and Shaw filed one or more applications with ISED related to both (A) the Primary ISED Approval and (B) [Redacted – commercially sensitive information].

(c)            [Redacted – commercially sensitive information].

(d)            For the avoidance of doubt, subject to Section 4.4(e)(iv) and Section 8.7 providing that a Party shall communicate with a regulator without participation of the other Party or its counsel if the regulator so requests, Rogers shall have primary responsibility for the determination and direction of all efforts and strategy related to obtaining the Regulatory Approvals. For greater certainty, Rogers shall be responsible for the defence to the Tribunal Proceedings. To the extent that Rogers proposes to make submissions or other communications concerning the Purchaser’s business to any Governmental Entity, Rogers shall provide the Purchaser with a reasonable opportunity to review and comment on any submissions and other communications. In the event that Rogers and the Purchaser do not agree as to the contents of any submissions concerning the Purchaser’s business, Rogers and the Purchaser shall act reasonably to identify a resolution satisfactory to Rogers and the Purchaser. Subject to applicable Law, the Purchaser and Shaw shall make commercially reasonable efforts to support Rogers in connection with the efforts related to the obtaining of the above-noted Regulatory Approvals.

(e)            The Parties shall:

(i)	with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, plans, undertakings, or other information or communications relating to the Regulatory Approvals by one Party, provide the other Parties the commercially reasonable assistance they may reasonably request in the preparation of the same (including providing any information reasonably requested by the other Parties or their outside counsel), provide the other Parties with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide the other Parties with final copies thereof once supplied or filed, as applicable (in each case except for any such materials or parts thereof that the disclosing party, acting reasonably, considers confidential and competitively sensitive, which shall instead be provided on an outside counsel-only basis to external counsel of the other Parties);

(ii)	cooperate on a timely basis in the preparation of any response by another Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(iii)	use their respective commercially reasonable efforts to provide, respond to and submit all documentation and information that is required by Law or a Governmental Entity in connection with obtaining the Regulatory Approvals as soon as practicable;

(iv)	provide the other Parties and their counsel with advance notice of and an opportunity to participate in any meeting, telephone call or other discussion with any Governmental Entity in connection with the Regulatory Approvals unless it would only be appropriate for such meeting, telephone call or discussion to be attended by the other Parties’ external counsel provided that a Party may communicate with a Governmental Entity without the participation of the other Parties if the Governmental Entity so requests;

(v)	otherwise keep each other reasonably informed, on a timely basis, of the status of discussions with any Governmental Entity relating to the Regulatory Approvals, including promptly providing copies of any written communications received from any Governmental Entity concerning the Regulatory Approvals or summaries of any verbal communications received in that regard; and

(vi)	assist at discussions or meetings with a relevant Governmental Entity for the purpose of obtaining the Regulatory Approvals.

(f)            For the avoidance of doubt, subject to settlement privilege and other confidentiality considerations, including compliance with the Confidentiality Order in the Tribunal Proceedings on May 19, 2022, Rogers and Shaw shall keep the Purchaser reasonably apprised of material developments in the Tribunal Proceedings, but shall not otherwise be required to provide the Purchaser with any right to (a) participate in the Tribunal Proceedings; (b) to direct, influence, or consult with Rogers or Shaw with regard to the conduct of the Tribunal Proceedings or filings therein.

(g)            The Parties shall not, and shall not allow any of their affiliates to, take any action, enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or contract, that would reasonably be expected to prevent, impede the obtaining of, or increase the risk of not obtaining, any of the Regulatory Approvals so as to allow the Closing to occur before the Outside Date. The Parties shall not offer any changes to this Agreement or the Ancillary Agreements to any Governmental Entity without the prior written consent of each of the Parties.

(h)            If requested by the Commissioner, the Purchaser shall be a signatory to a Consent Agreement to confirm that the Purchaser will consummate the Transaction on terms consistent with this Agreement, and as may otherwise be acceptable to the Purchaser.

(i)            The Purchaser shall be responsible for paying any filing fee associated with obtaining the Competition Act Clearance.

4.5	Access to Information; Confidentiality

(a)            Subject to applicable Law and the terms of any existing Contracts, upon reasonable notice, Shaw and Rogers shall afford (or cause to be afforded to) the Purchaser and its Representatives reasonable access during normal business hours, throughout the period prior to the Closing, to its employees, properties, books, Contracts and records (including Tax Returns and Tax work papers) to the extent related to Freedom, FMDI or the Freedom Business, and, during such period, Shaw and Rogers shall furnish (or cause to be furnished) as promptly as practicable to the Purchaser and its Representatives all information concerning Freedom, FMDI or the Freedom Business as may be reasonably requested, and shall provide (or cause to be provided)such on-site access for a reasonable number of Representatives of the Purchaser at Freedom’s headquarters and other key facilities, during normal business hours and in such manner as does not unreasonably interfere with the conduct of the business of Shaw or any of its Subsidiaries, for Representatives of the Purchaser who will be designated by the Purchaser to assist in transitional matters. All requests for information made pursuant to this Section 4.5(a) shall be directed to the Persons designated by Rogers. No information received pursuant to this Section 4.5(a) or at any time prior to or following the date of this Agreement shall affect or be deemed to modify any representation or warranty made by the Seller Parties or Freedom herein.

(b)            Section 4.5(a) above shall not require Shaw or Rogers to (and Shaw shall not, without the prior consent of Rogers, not to be unreasonably withheld, conditioned or delayed) permit (or cause to be permitted) any access, or to disclose any information that, in the reasonable, good faith judgment of Rogers or Shaw after consultation with outside legal counsel, would reasonably be expected to result in the breach of any Contract, any violation of any Law or cause any privilege (including attorney-client privilege) that Rogers or Shaw would be entitled to assert to be waived with respect to such information; provided that, the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent (i) doing so would not (in the good faith judgment of Rogers and Shaw, after consultation with outside counsel) be reasonably likely to result in the breach of any Contract, any violation of any such Law or be likely to cause such privilege to be waived with respect to such information, or (ii) the risk associated with doing so could reasonably (in the good faith judgment of Rogers and Shaw, after consultation with outside legal counsel) be managed through the use of customary “clean-room” arrangements.

(c)            The Parties acknowledge and agree that, notwithstanding Section 14 of the Confidentiality Agreement, the Confidentiality Agreement shall continue to apply in accordance with its terms until the earlier of the Closing and the termination of this Agreement in accordance with its terms and that, for greater certainty, any information provided under this Section 4.5 that is Evaluation Material shall be subject to the terms of the Confidentiality Agreement. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with its terms.

4.6	Reorganization Transactions

The Seller Parties and Freedom shall, or shall cause their Subsidiaries to, as applicable, consummate the transactions and take the actions set forth in Schedule D at the times and in the manner set forth in Schedule D (or such other transactions or actions and at such other times as may be requested by the Seller Parties on a timely basis prior to the Closing Date and agreed to in writing by the Purchaser, acting reasonably) (collectively, the “Reorganization Transactions”). The Purchaser shall reasonably cooperate with the Seller Parties and Freedom in connection with the Reorganization Transactions. The Seller Parties shall provide on a timely basis and, without limiting the generality of the foregoing, at least five Business Days prior to the Closing Date, a draft of each document prepared to implement the Reorganization Transactions to the Purchaser for its prompt review and comments , and each such document shall be in a form satisfactory to the Purchaser, acting reasonably, it being understood that draft Tax elections may be provided to the Purchaser without figures when those remain unknown as of Closing. Except for representations, warranties and covenants relating to the Reorganization Transactions, any action taken pursuant to this Section 4.6 or the Reorganization Transactions shall be deemed for all purposes of this Agreement not to constitute a breach of any representation, warranty or covenant of the Seller Parties or Freedom. The Reorganization Transactions shall be authorized by all necessary corporate actions of the applicable Seller Parties and Freedom and shall be effected in compliance with all Laws.

4.7	Tax Matters

(a)            If the Parties agree that, or a Governmental Entity asserts that, Freedom has made an "excessive eligible dividend designation" (as defined in subsection 89(1) of Tax Act) in respect of any dividend paid (or deemed paid) before Closing, Shaw Telecom hereby concurs (or shall cause the recipient of the relevant dividend to concur) in the making of an election under subsection 185.1(2) of the Tax Act in respect of the full amount thereof and such election shall be made by Freedom in the manner and within the time prescribed by subsections 185.1(2) and 185.1(3) of the Tax Act. Shaw Telecom covenants and agrees to do all such things, including entering into any elections to give effect to the foregoing.

(b)            Freedom covenants and agrees that, until the Closing Date, Freedom and FMDI shall (i) duly and timely file with the appropriate Governmental Entity, all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects, and (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all material amounts required to be so paid, withheld, collected or remitted.

(c)            [Redacted – commercially sensitive information].

(d)            [Redacted – commercially sensitive information].

(e)            Notwithstanding Section 4.1(b)(xvi) of this Agreement, the Parties agree that Freedom shall duly and timely file Form T2027 – Election to Deem Amount of Settlement of a Debt or Obligation pursuant to subsection 80.01(4) of the Tax Act (and applicable provincial legislation) for its taxation year that includes the dissolution of 1345068 B.C. Ltd to elect to have the long term debt between Freedom, as debtor, and 1345068 B.C. Ltd., as creditor, settled for the adjusted cost base in such long term debt.

(f)            [Redacted – commercially sensitive information].

(g)            The Seller Parties shall prepare all Tax Returns for each of Freedom and FMDI that are due after the Closing Date in respect of the Pre-Closing Tax Periods on a timely basis, in a manner that is consistent with each of Freedom and FMDI’s existing procedures for preparing Tax Returns, except as required by Law. The Seller Parties shall make available to the Purchaser a draft of such Tax Returns (30 days prior to the due date for filing the Tax Returns with the appropriate taxing authorities in the case of income Tax Returns and 10 days prior thereto in the case of other Tax Returns). The Purchaser shall have the right to review the draft of such Tax Returns and to make any comments that it deems appropriate, and the Seller Parties shall consider such comments acting reasonably and in good faith and shall accept such comments to the extent they are reasonable and comply with all applicable Law, and the Purchaser shall cause the Tax Returns (as finalized by the Seller Parties) to be filed with the applicable Governmental Entity on a timely basis. The Parties shall cooperate reasonably and in good faith to determine whether an election should be filed under subsection 256(9) of the Tax Act for the taxation years of Freedom and FMDI ending immediately before the Closing.

(h)            The Purchaser shall prepare and file all Tax Returns for each of Freedom and FMDI that are due after the Closing Date in respect of Reorganization Tax Periods on a timely basis, in a manner that is consistent with each of Freedom and FMDI’s existing procedures for preparing Tax Returns, except as required by Law. The Purchaser shall make available to the Seller Parties a draft of such Tax Returns (30 days prior to the due date for filing the Tax Returns with the appropriate taxing authorities in the case of income Tax Returns and 10 days prior thereto in the case of other Tax Returns). The Seller Parties shall have the right to review the draft of such Tax Returns and to make any comments that they deem appropriate, and the Purchaser shall consider such comments reasonably and in good faith and shall accept such comments to the extent necessary to ensure that the other provisions of this Section 4.7 are satisfied.

(i)            Any refunds of Taxes received by, or credited to, Freedom or FMDI from an applicable Governmental Entity for any Pre-Closing Tax Period (or any Reorganization Tax Period to the extent directly attributable to a Reorganization Transaction) shall be paid to Shaw Telecom forthwith after such amount is so received or credited, net of Taxes thereon, except to the extent such amount is (i) taken into account in the calculation of Closing Net Working Capital or Closing Net Debt, or (ii) included in the definition of Freedom Tax Attributes, in each case as finally determined in accordance with this Agreement. Such amount shall include any applicable interest with respect thereto (net of Taxes thereon). At the request of the Seller Parties, the Purchaser shall use its commercially reasonable efforts to cause Freedom and FMDI to pursue claims for such refund. This provision shall not apply to a refund to the extent that it arises as a result of the carryback of a loss or other Tax attribute from a Tax period ending after the Closing (other than as mentioned above for any Reorganization Tax Period).

(j)            In the case of Taxes that are payable with respect to any Straddle Period, the portion of such Taxes that is attributable to the Pre-Closing Tax Period portion of such Straddle Period shall be determined as follows: (i) in the case of ad valorem, property, or similar Taxes (“Property Taxes”), the amount of such Property Taxes attributable to the Pre-Closing Tax Period of such Straddle Period shall be deemed to be the amount of such Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which shall be the number of days in such Straddle Period ending on and including the Closing Date, and the denominator of which shall be the number of calendar days in the entire Straddle Period; and (ii) in the case of Taxes that are based upon income, receipts, sales, revenue, production, or similar items, or other Taxes that are not Property Taxes, the amount of any such Taxes attributable to the Pre-Closing Tax Period of such Straddle Period shall be determined based upon an interim closing of the books as of and including the Closing Date.

(k)            The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to section 237.3 or 237.4 of the Tax Act or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec) (or any provisions of similar effect) and, if so, the Parties shall cooperate to make such reporting in a comprehensive and timely manner, in the form required by such Law. The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting.

(l)            If, at any time after the Closing Date, the Purchaser or a Seller Party becomes aware that an "advisor" (as is or may be defined for purposes of section 237.3 or proposed section 237.4 of the Tax Act, or the relevant provisions of the Taxation Act (Québec)) has determined, that any transaction contemplated by this Agreement (including the Reorganization Transactions) is subject to the reporting requirements under section 237.3 of the Tax Act, the notification requirements under proposed section 237.4 of the Tax Act, or sections 1079.8.5 to 1079.8.6.4 of the Taxation Act (Québec), including as a result of any future amendments or proposed amendments to such provisions, the Purchaser or Seller Party, as the case may be, shall inform the other party of its advisor's intent to comply with any such requirements and the Parties shall cooperate with respect to preparing and filing the applicable information returns and/or notifications.

(m)            [Redacted – commercially sensitive information].

4.8	Public Communications

(a)            The Parties agree to issue a press release with respect to this Agreement as soon as practicable after its due execution.

(b)            A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Transaction, without the prior written consent of the other Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that, notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, each Party shall be permitted to make any disclosure or filing in accordance with applicable Securities Laws or the rules, regulations or requests of applicable stock exchanges, including in any prospectus, business acquisition report, material change report or other timely disclosure document (other than a press release), and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Parties have not reviewed or commented on the disclosure or filing, the Party shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their respective counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party (i) may make internal announcements to employees and have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the Transaction, and (ii) may make public announcements in the ordinary course of business that do not relate specifically to this Agreement or the Transaction, provided that, in each case, such announcements or discussions, as applicable, are not inconsistent with the most recent press releases, public disclosures or public statements that were approved by the Parties prior to filing or release, as applicable.

(c)            Subject to Section 4.8(b), the Seller Parties shall use commercially reasonable efforts to provide all notices required to be provided by the Seller Parties under any applicable Contract or Law (in a manner acceptable to the Purchaser, acting reasonably) in order to sufficiently inform the Freedom customers of the transactions described herein and in the Ancillary Agreements and the Purchaser’s contact information.

(d)            The Parties acknowledge that each of Shaw, Rogers and the Parent Guarantor may file this Agreement (with such redactions as Shaw, Rogers and the Parent Guarantor may jointly determine) and a material change report relating thereto on SEDAR.

(e)            If the Parent Guarantor is required prepare and file a business acquisition report (“BAR”) pursuant to Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations in respect of the transactions contemplated by this Agreement, until the earlier of the date upon which the BAR is filed and the 75th day following Closing, the Seller Parties shall use their commercially reasonable efforts to (i) promptly respond to reasonable enquiries from the Parent Guarantor as to matters reasonably required for the Parent Guarantor to prepare the BAR in accordance with applicable Securities Laws, and (ii) cause Shaw’s auditor to cooperate with the Parent Guarantor’s accounting professionals and auditors as is reasonably requested by the Parent Guarantor in order to prepare the BAR in accordance with applicable Securities Laws, provided that, in the case of clauses (i) and (ii) above, such assistance does not unreasonably interfere with the ongoing business and operations of any of the Seller Parties and subject to such other reasonable and customary requirements as Shaw’s auditor may request. The Purchaser shall promptly reimburse the Seller Parties for all documented out-of-pocket costs and expenses incurred by the Seller Parties (including any fees and disbursements of Shaw’s auditor) in connection with all actions taken pursuant to this Section 4.8(e) and shall indemnify and hold harmless the Seller Parties and their respective affiliates from and against any and all Losses suffered or incurred in connection with any matters contemplated by this Section 4.8(e), except to the extent such Losses arise out of or result from the fraud or gross negligence of the Seller Parties or any of their respective affiliates or Representatives.

4.9	Employment Matters

(a)            Shaw shall, or shall cause its Subsidiaries to, as applicable: (i) deliver to each of the Shaw Transferring Employees and Freedom Transferring Employees a notice of transfer to an affiliate at least five Business Days prior to the anticipated Closing Date (which notice shall be in a form acceptable to Rogers and the Purchaser, each acting reasonably), and (ii) use its commercially reasonable efforts to transfer such Shaw Transferring Employees and Freedom Transferring Employees to Freedom or Shaw (or a Subsidiary of Shaw other than Freedom or FMDI), as applicable, at least one Business Day prior to Closing (the “Transfer Date”), and not in any way attempt to discourage any of the Shaw Transferring Employees from accepting such transfer, on terms and conditions of employment which are substantially similar in the aggregate to the terms and conditions of employment under which such employees were employed by Shaw or any of its Subsidiaries immediately prior to such transfer, and otherwise in a manner acceptable to Rogers and the Purchaser, each acting reasonably (such transfers, the “Employee Transfers”). Concurrently with such Employee Transfers, Shaw shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to assign or transfer, to the extent assignable or transferable, any written employment and/or restrictive covenant agreements between Shaw or any of its Subsidiaries and any such Shaw Transferring Employee or Freedom Transferring Employee to the employer of such employee after giving effect to the Employee Transfers.

(b)            Notwithstanding the foregoing, if any Shaw Transferring Employee is inactive by reason of disability on the Transfer Date, such Shaw Transferring Employee’s employment shall only be transferred to Freedom when such employee is capable of returning to work and actually returns to work on a scheduled return date that is not more than one year following the Closing Date.

(c)            The Parties acknowledge and agree that (i) no consent from the Purchaser hereunder shall be required in connection with effecting the Employee Transfers in accordance with the provisions of this Section 4.9, and (ii) nothing herein shall be deemed to restrict, prohibit or otherwise impair the Seller Parties’ or Freedom’s ability to consummate the Employee Transfers.

(d)            [Redacted – commercially sensitive information].

(e)            [Redacted – commercially sensitive information].

(f)            From and after the transfer of each Freedom Transferring Employees to Shaw or its Subsidiary, as applicable, Shaw or such Subsidiary, as applicable, shall assume and become liable for all obligations relating to the employment or termination of employment of such Freedom Transferring Employee, whether arising prior to, on or after the Closing Date. The Seller Parties shall indemnify the Purchaser and its affiliates in respect of any and all Losses incurred or sustained by, or imposed upon, them based upon, arising out of, or by reason of the employment or termination of employment of each such Freedom Transferring Employee.

(g)            The Purchaser agrees to continue the employment (or to cause Freedom to continue the employment) of the Freedom Employees ([Redacted – commercially sensitive information]) on substantially similar terms and conditions of employment in the aggregate as the terms and conditions which applied to them immediately prior to Closing. Without limiting the generality of the foregoing, the Purchaser agrees to maintain in effect the severance practices set forth in Schedule 4.9(e) of the Disclosure Letter for Freedom Employees for a period of no less than one year following the Closing Date.

(h)            Notwithstanding anything in this Agreement to the contrary, this Section 4.9 shall not give any Freedom Employee any right to continued employment or impair in any way the right of Freedom to terminate the employment or modify the terms and conditions of employment of any Freedom Employee after the Closing Date, provided that the Purchaser acknowledges and agrees that Freedom will be solely liable for any constructive dismissal liability in connection with any changes to the terms and conditions of employment of any Freedom Employee implemented by Freedom after the Closing Date.

(i)            The provisions of this Section 4.9 are solely for the benefit of the Parties, and no Freedom Employee or any other individual associated therewith shall be regarded for any purposes as a third party beneficiary of this Agreement or have the right to enforce the provisions thereof.

4.10	Employee Benefits

(a)            The Purchaser shall adopt or designate employee benefit plans, effective as of the Closing Time or as soon as reasonably practicable following the Closing Time, which shall provide substantially similar benefits, in the aggregate, as those provided to Freedom Employees under the Employee Plans immediately prior to the Closing Date (the “Post-Closing Employee Plans”). [Redacted – commercially sensitive information].

(b)            Subject to the terms of the Transition Services Agreement, all Freedom Employees as of the date on which the applicable Post-Closing Employee Plan is adopted or designated pursuant to paragraph 4.10(a) (in each case, a “Benefit Transition Date"), cease to participate in and accrue further benefits under the corresponding Employee Plan. Shaw shall retain all liabilities, obligations and responsibilities under the Employee Plan as at the applicable Benefit Transition Date and the Purchaser’s or Freedom’s sole obligation with respect to such Employee Plan shall be to pay the amounts required pursuant to the Transition Services Agreement. Subject to the terms and conditions of the applicable Post-Closing Employee Plans, each Freedom Employee shall be eligible to participate in the Post-Closing Employee Plans corresponding to the Employee Plans in which they were eligible to participate immediately prior to the applicable Benefit Transition Date. Shaw or its Subsidiaries, as applicable, shall reasonably cooperate with Freedom (and, following the Closing Time, with the Purchaser) such that (i) Freedom ceases to be a participating employer under the Employee Plans effective as of the end of the day immediately preceding the applicable Benefit Transition Date, including the completion of any required amending agreement, resolution or governmental filing required to effect the foregoing, and (ii) Freedom can have access to such information it may reasonably require in order to comply with its obligations under this Section 4.10.

(c)            Neither Freedom, FMDI nor the Purchaser shall have any liability, obligation or responsibility for any claim incurred up to the applicable Benefit Transition Date by Freedom Employees in respect of the Employee Plans other than the payment of the amounts required pursuant to the Transition Services Agreement. A claim is considered to be incurred on the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short-term or long-term disability claim, shall be the date that the period of short-term or long-term disability commenced; and (iii) with respect to an extended health care claim, including, without limitation, dental, vision and medical treatments, shall be the date of the treatment.

(d)            All Shaw Transferring Employees who are on a disability leave under an Employee Plan as of a Benefit Transition Date shall continue to be eligible to participate in the applicable Employee Plan(s) providing disability benefits and such other group benefits to which they remain automatically entitled during a disability leave until such employee’s return to work date, and shall become eligible to participate in the corresponding Post-Closing Employee Plans providing for such benefits upon such return to work. The cost of the benefits provided under the Employee Plans to Shaw Transferring Employees who are on a disability leave shall be borne by Shaw.

(e)            With respect to all Post-Closing Employee Plans, for purposes of determining eligibility to participate, level of benefits and vesting of benefits, the Purchaser shall (and shall cause Freedom to, as applicable) recognize and give full credit for the service of the applicable Freedom Employee with Shaw or its Subsidiaries (as well as any predecessor employer of Shaw or its Subsidiaries, to the extent service with the predecessor employer was recognized by Shaw or such Subsidiary for purposes of the comparable Employee Plan) as service with the Purchaser or Freedom, as applicable; provided, that such service need not be recognized to the extent recognition would result in any duplication of benefits or compensation for the same period of service, or is not permitted under the applicable benefit plan, and subject, in any case, to compliance with applicable Laws.

(f)            Following the applicable Benefit Transition Date, the Purchaser shall, and shall cause Freedom to, as applicable use its commercially reasonable efforts to cause the applicable carriers to waive all pre-existing condition exclusions, actively-at-work requirements and waiting periods for each Freedom Employee and his or her eligible covered dependents under each Post-Closing Employee Plan providing medical, dental, pharmaceutical and/or vision benefits, but only to the same extent such limitations were waived or satisfied as of immediately prior to the applicable Benefit Transition Date under the comparable Employee Plan as in effect on such date.

(g)            The provisions of this Section 4.10 are solely for the benefit of the Parties, and no provision in this Section 4.10 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Employee Plan and no current or former employee or any other individual associated therewith shall be regarded for any purposes as a third party beneficiary of this Agreement or have the right to enforce the provisions thereof.

4.11	Director and Officer Insurance and Indemnification

(a)            Prior to the Closing Date, the Seller Parties shall purchase customary “tail” policies of directors’ and officers’ liability insurance naming the directors and officers of Freedom and FMDI as direct beneficiaries and providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Shaw and its Subsidiaries (including Freedom and FMDI) which are in effect immediately prior to the Closing Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Closing Date, and the Seller Parties shall maintain such tail policies in effect without any reduction in scope or coverage for six years from the Closing Date; provided that the Seller Parties shall not be required to pay any amounts in respect of such coverage prior to the Closing Time and provided further that the cost of such policies shall not exceed 300% (such amount, the “Base Premium”) of Shaw’s (as applicable) current annual aggregate premium for policies currently maintained by Shaw or its Subsidiaries; provided further, however, that if such insurance can only be obtained at a premium in excess of the Base Premium, the Seller Parties (as applicable) may purchase the most advantageous policies of directors ’ and officers’ liability insurance reasonably available for an annual premium not to exceed the Base Premium, and the Seller Parties shall maintain such coverage for six years from the Closing Date. For greater certainty, the Purchaser acknowledges and agrees that, at the Seller Parties’ option, the foregoing directors’ and officers’ liability insurance policy may form part of the directors’ and officers’ liability insurance policy required to be purchased by Shaw pursuant to Section 4.13 of the Arrangement Agreement.

(b)            The Purchaser shall cause Freedom and FMDI to honour all rights to indemnification or exculpation now existing under applicable Law, the Constating Documents of Freedom and FMDI or under indemnification agreements entered into in the ordinary course of business in favour of present and former employees, officers and directors of Freedom and FMDI (together with their respective heirs, executors or administrators, the “D&O Indemnitees”), and acknowledges that such rights shall survive the Closing and shall continue in full force and effect in accordance with their terms without modification for a period of not less than six years from the Closing Date, and the Purchaser shall cause Freedom and FMDI and any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Freedom or FMDI with or into one or more other entities (pursuant to a statutory procedure or otherwise)), as applicable, to continue to honour such rights of indemnification and exculpation and indemnify such D&O Indemnitees pursuant thereto, with respect to actions or omissions of such D&O Indemnitees occurring prior to the Closing Time, for six years from the Closing Date.

(c)            If Freedom, FMDI or any of their respective successors or assigns (including any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Freedom or FMDI with or into one or more other entities (pursuant to a statutory procedure or otherwise)) (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Freedom or FMDI) assumes all of the obligations set forth in this Section 4.11.

(d)            The Purchaser shall pay all reasonable expenses, including legal fees, that may be incurred by any D&O Indemnitee in enforcing the indemnity and other obligations provided for in this Section 4.11. The rights of each D&O Indemnitee hereunder shall be in addition to, and not in limitation of, any other rights such D&O Indemnitee may have under the Constating Documents of Freedom or FMDI or any other indemnification arrangements.

(e)            The provisions of this Section 4.11 shall be binding, jointly and severally, on all successors and assigns of the Purchaser.

4.12	Debt Financing

(a)            The Purchaser shall take, or cause to be taken, all actions within its control and to do, or cause to be done, all things within its control that are reasonably necessary, proper or advisable to arrange and obtain the Debt Financing at or prior to the Closing on the terms and conditions contained in the Debt Commitment Letter, including to:

(i)	maintain in effect the Debt Commitment Letter in accordance with its terms (except for such amendments, supplements, modifications expressly permitted under this Section 4.12);

(ii)	negotiate and enter into the Debt Financing Documents;

(iii)	satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letter (or Debt Financing Documents entered into with respect to the Debt Financing) that are applicable to and within the control of the Purchaser to enable the consummation of the Debt Financing at or prior to the Closing; provided that the Purchaser shall not be required to pay fees or premiums to obtain the waiver of any conditions to the Debt Financing and the Debt Commitment Letter or Debt Financing Documents, and provided further that nothing in this Section 4.12(a)(iii) shall impact the Purchaser’s obligations, subject to the conditions in Section 2.3, to consummate the Closing on the Closing Date pursuant to this Agreement);

(iv)	assuming that all conditions contained in the Debt Commitment Letter have been satisfied, consummate the Debt Financing at or prior to the Closing; and

(v)	enforce its rights under the Debt Commitment Letter, including in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement (it being acknowledged and agreed by the Parties that any delay to a date that would be later than the Outside Date is a material delay).

(b)            The Purchaser shall have the right from time to time to amend, restate, supplement or otherwise modify, or waive its rights under, any Debt Commitment Letter or Debt Financing Document; provided that the Purchaser shall not permit, without the prior written consent of Seller Parties (such consent not to be unreasonably delayed, withheld or conditioned), any amendment, restatement, supplement or other modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter or any Debt Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, restatement, supplement, termination, replacement, modification, waiver or release) if such amendment, restatement, supplement, termination, replacement, modification, waiver or release would:

(i)	reduce the aggregate amount of net proceeds available from the Debt Financing in a manner that would prevent Purchaser from having funding from committed financings (including the Debt Financing) which, together with Purchaser’s cash on hand and undrawn availability under its revolving credit agreement, will be sufficient for Purchaser to consummate the transactions contemplated by this Agreement; or

(ii)	impose new or additional material conditions precedent or otherwise materially expand, amend or modify any of the conditions precedent to the receipt of the Debt Financing.

(c)            For avoidance of doubt, and without limitation of the Purchaser’s rights hereunder and under the Debt Commitment Letter (but subject to the restrictions contained herein), the Purchaser shall be permitted to: (i) amend, restate, supplement or otherwise modify the Debt Commitment Letter to add and appoint lenders, arrangers, book-runners, underwriters, agents, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letter as at the date of this Agreement to provide for the assignment and reallocation of a portion of the financing commitments contained therein (any such assignment and reallocation shall not release the obligations of the original Debt Financing Sources who executed the Debt Commitment Letter as of the date of this Agreement without the prior written consent of Seller Parties, provided however that any such assignment and reallocation shall automatically release the obligations of any applicable original Debt Financing Sources who executed the Debt Commitment Letter as of the date of this Agreement without the prior written consent of Seller Parties if the assignee purchasing such financing commitments is a Person or the affiliate of a Person with a credit rating of at least A- by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc. or at least A3 by Moody’s Investors Service, Inc. on the date of such assignment or reallocation), and (ii) assign its rights and obligations under the Debt Commitment Letter to certain affiliates of the Purchaser to the extent permitted under the Debt Commitment Letter (provided that any such assignment shall not affect the liabilities or obligations of the Purchaser under the terms of this Agreement and the Purchaser shall cause any such assignee to perform any such obligations to the extent necessary to preserve the original intent of the Parties under this Agreement).

(d)            The Purchaser shall deliver to the Seller Parties true, correct and complete copies of any executed written amendment, modification, restatement, or supplement relating to the Debt Commitment Letter (provided that such copies may be subject to customary redactions, including with respect to fee amounts, rates, economic terms and “market flex” provisions and other confidential or commercially sensitive information (but excluding any fee letters)). Any reference in this Agreement to “Debt Commitment Letter” and “Debt Financing Document” shall include any amendment, restatement, supplement or other modification of such document, in each case, from and after such amendment, restatement, supplement or other modification.

(e)            Upon reasonable request by Seller Parties, the Purchaser will provide Seller Parties with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Seller Parties notice as soon as reasonably practicable:

(i)	of any actual material breach or material default by any party to the Debt Commitment Letter or the Debt Financing Documents of which the Purchaser becomes aware;

(ii)	of the receipt of any written notice or other communication with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Debt Financing Documents;

(iii)	if the Purchaser determines in good faith that it will not be able to satisfy any of the obligations to, or otherwise be able to, obtain some or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or Debt Financing Documents prior to the Outside Date; and

(iv)	if the Debt Commitment Letter expires or is terminated for any reason prior to the Outside Date.

As soon as reasonably practicable after the date Rogers delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by Rogers relating to the circumstances referred to in clauses (i) to (iv) in this Section 4.12(e). The Purchaser shall not be required to make a disclosure under this Section 4.12(e) to the extent that any such disclosure would be prohibited under applicable Law or contractual arrangements or could reasonably be expected to result in a waiver of attorney-client privilege.

(f)            If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter, the Purchaser shall use its commercially reasonable efforts to arrange and obtain, as promptly as practicable but in no event later than Closing, alternative financing for such unavailable portion, including alternative debt and/or equity financing (“Alternative Financing”) provided that such Alternative Financing shall not reduce aggregate proceeds in the manner described in Section 4.12(b)(i) nor impose additional conditions in the manner set forth in Section 4.12(b)(ii).

(g)            The Purchaser shall deliver to Rogers true, correct and complete copies of any executed commitment or similar letter(s) for any Alternative Financing when available (provided that such copies may be subject to customary redactions with respect to fee amounts, rates, economic terms, “market flex” provisions, and other confidential or commercially sensitive information (but excluding any fee letters)). In the event that: (i) Alternative Financing as contemplated under Section 4.12(f) is obtained or (ii) the Purchaser otherwise arranges and obtains alternative debt financing, all references in this Agreement to “Debt Financing” shall be deemed to include such Alternative Financing and all references to the “Debt Commitment Letter” shall be deemed to include the applicable commitment or similar letter(s) and any related fee letter(s) for the Alternative Financing and all references to “Debt Financing Documents” shall be deemed to include the applicable credit, underwriting, agency or purchase agreement, or other definitive documentation, for such Alternative Financing

(h)            The Purchaser acknowledges and agrees that the Purchaser’s obligations hereunder (including to consummate the Transaction) are not in any way, directly or indirectly, contingent, conditioned or otherwise subject to the Purchaser’s consummation of the Debt Financing, any equity financing or any other financing arrangements (including any Alternative Financing), the Purchaser obtaining the Debt Financing, any equity financing or any other financing (including any Alternative Financing) or the availability of the Debt Financing, any equity financing or any other financing (including any Alternative Financing) to the Purchaser, regardless of the reasons for why the Debt Financing, any equity financing or any other financing (including any Alternative Financing) may not be consummated, obtained or available or whether such reasons are within or beyond the control of the Purchaser.

4.13	Financing Assistance

(a)            The Seller Parties shall use their commercially reasonable efforts to provide, and shall use their commercially reasonable efforts to cause their respective Representatives to provide, to the Purchaser reasonable assistance and cooperation as is reasonably requested by the Purchaser from time to time prior to the Closing as necessary in connection with arranging, obtaining and syndicating the Debt Financing, including: (i) cooperation and commercially reasonable assistance to the Purchaser in its preparation of an information or offering memorandum relating to the syndication or marketing of the Debt Financing and materials for rating agency presentations and participation by senior management of Freedom and Seller Parties in a reasonable number of due diligence sessions and meetings with actual or prospective Debt Financing Sources and rating agencies in each case at times and locations reasonably agreed and reasonably coordinated in advance thereof; (ii) timely deliver to Purchaser financial information, operating data, business and other information pertinent to the Debt Financing (including diligence information regarding Freedom and the Freedom Business in each case as reasonably requested by Purchaser in connection with the Debt Financing and either readily available to Seller Parties or Freedom or accessible to Seller Parties or Freedom using commercially reasonable efforts including (A) the quarterly and annual financial statements provided in Section 4.13(b) and (B) any financial information regarding Freedom and the Freedom Business which is reasonably required to assist Purchaser in preparing pro forma financial statements and assisting the Purchaser with its preparation of pro forma financial statements required in connection with the Debt Financing or any regulatory filings (it being understood and agreed that the Seller Parties’ obligation to provide financial statements is limited to those set out in Section 4.13(b)); provided, however, that the Seller Parties shall not be required to provide (A) any pro forma financial statements or any information regarding any post-Closing or pro forma adjustments to be incorporated into any information used in connection with the Debt Financing (including any synergies or cost savings), pro forma ownership or an as-adjusted capitalization table, (B) projections, (C) any description of all or any component of the Debt Financing, or (D) risk factors relating to all or any component of the Debt Financing; (iii) using commercially reasonable efforts to take such actions as are reasonably requested by Purchaser to facilitate the satisfaction on a timely basis of any conditions precedent to obtaining any Debt Financing (provided that, for greater certainty, any guarantees and security interests, shall not be required to take effect before the Closing), including providing all documentation or other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act, and providing reasonable access to Purchaser's legal counsel or any Debt Financing Sources and their respective legal counsel and to existing data rooms solely for the purposes of (A) in the case of Purchaser’s legal counsel, completing any customary legal opinions in connection with any Debt Financing and (B) in the case of any Debt Financing Sources and their respective legal counsel, completing customary diligence requests (subject to such Debt Financing Sources being subject to a customary confidentiality undertaking whether provided electronically or otherwise); (iv) causing the taking of any corporate actions by the Seller Parties reasonably necessary to permit the completion of such Debt Financing, in each case effective no earlier than the Closing Date; (v) to the extent reasonably requested by Purchaser, cooperating in connection with the repayment of any Freedom debt to be paid off or otherwise settled, in connection with the transactions contemplated in this Agreement, including using commercially reasonable efforts to obtain customary payoff letters and lien releases and discharges to be provided on the Closing Date (subject, in each case, to receipt of funds from Purchaser sufficient to make any such repayment); (vi) in the event that any Alternative Financing is in the form of debt securities, using its commercially reasonable efforts to cause its independent auditors to cooperate in connection with any such Alternative Financing (including participation in due diligence sessions and the preparation and timely delivery to Purchaser or its affiliates and the Debt Financing Sources of customary comfort letters (including customary “negative assurances”) and consents to the use of their reports in connection with any such Alternative Financing); and (vii) ensuring that, and providing such further information as may be required so that, any and all information provided under this Section 4.13 that is expressly provided by Seller Parties and Freedom for use in any offering document for any Alternative Financing does not and will not, in each case as of the dates with respect to which such information is presented, contain any Misrepresentation. In the case of Alternative Financing, if applicable, the references in this Section 4.13 to Debt Financing shall be deemed to also be references to any such Alternative Financing.

(b)            The Seller Parties shall prepare unaudited carve-out consolidated statements of financial position, cash flow statements, statements of income and comprehensive income and statements of changes in net investment of parent with regard to Freedom, FMDI and the Freedom Business (excluding the financial results, assets and liabilities associated with the Shaw Mobile wireless business but including the financial results, assets and liabilities associated with the Freedom Gateway Internet Business) for each fiscal quarter ended after May 31, 2022 (to be delivered within 45 days after the end of each such fiscal quarter), and unaudited carve-out consolidated financial statements (being statements of financial position, cash flow statements, statements of income and comprehensive income and statements of changes in net investment of parent with regard to Freedom, FMDI and the Freedom Business (excluding the financial results, assets and liabilities associated with the Shaw Mobile wireless business but including the financial results, assets and liabilities associated with the Freedom Gateway Internet Business) as of and for the fiscal year ended August 31, 2022 (to be delivered within 45 days after the end of such fiscal year, and provided that such annual financial statements shall be audited and delivered within 90 days if so requested by the Purchaser by written notice to the Seller Parties on or prior to September 15, 2022), it being agreed, however, than in no event shall the Seller Parties be required to prepare or deliver any such financial statements after the Closing Date. Notwithstanding anything to the contrary set forth in this Agreement, but without limitation of the Purchaser’s right to information (including monthly financial information) pursuant to Section 4.5, other than as set forth above in this Section 4.13(b), in no event shall the Seller Parties be required to prepare any balance sheet, cash flow statement, income statement or statement of stockholder’s equity with regard to Freedom, FMDI, the Freedom Business or any of their respective assets or liabilities, whether prior to or following the Closing Time.

(c)            Notwithstanding the foregoing, the Purchaser agrees that (i) on the earlier of the Closing Time or the termination of this Agreement, the Purchaser shall promptly reimburse the Seller Parties for all documented out-of-pocket costs and expenses incurred by the Seller Parties in connection with all actions taken pursuant to this Section 4.13 (other than accounting costs associated with regular financial reporting by Seller Parties); and (ii) the Purchaser shall indemnify and hold harmless the Seller Parties and their respective affiliates from and against any and all Losses suffered or incurred in connection with any matters contemplated by this Section 4.13, except to the extent such Losses arise out of or result from the fraud or gross negligence of the Seller Parties or any of their respective affiliates or Representatives or, if applicable, arising out of a Misrepresentation in the information provided by or on behalf of Seller Parties or Freedom pursuant to this Section 4.13, as of the dates with respect to which such information is presented.

(d)            The Seller Parties hereby consent to the use of the trademarks, trade names and logos of Freedom, FMDI or the Freedom Business in connection with the Debt Financing; provided that such trademarks, trade names and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Freedom, FMDI or the Freedom Business or the reputation or goodwill of Freedom, FMDI or the Freedom Business.

(e)            Notwithstanding anything to the contrary herein, the Seller Parties shall only be required to undertake the actions described in Sections 4.13(a) or 4.13(b) provided that:

(i)	such actions are requested on reasonable notice and do not unreasonably interfere with the ongoing business or operations of any of the Seller Parties, Freedom or FMDI;

(ii)	none of the Seller Parties nor Freedom or FMDI shall be required to take any action pursuant to any Contract, certificate or instrument that is not contingent upon the occurrence of the Closing or that would be effective prior to the Closing Time;

(iii)	no employee, officer or director of any Seller Party or Freedom or FMDI shall be required to take any action which would result in such Person incurring any personal liability with respect to the matters related to the Debt Financing;

(iv)	none of the Seller Parties shall be required to:

(A)	pay any commitment, consent or other similar fee, incur any liability (other than the payment of reasonable and documented out-of-pocket costs related to such co-operation which shall be reimbursed by the Purchaser) or provide or agree to provide any indemnity in connection with any Debt Financing prior to the Closing Time;

(B)	contravene any applicable Law or the Constating Documents of any of the Seller Parties, Freedom or FMDI; or

(C)	contravene any Contract that relates to any outstanding Indebtedness of any of the Seller Parties, Freedom or FMDI or any other Contract that is material to such Person;

(v)	such action would not cause any condition to Closing set forth in Section 2.3 to fail to be satisfied by the Closing Date;

(vi)	such action would not cause any breach of this Agreement that is not irrevocably waived by the Purchaser; and

(vii)	none of the Seller Parties nor Freedom shall be required to waive or amend any terms of this Agreement.

(f)            For the avoidance of doubt, the Parties agree that the Closing shall not be conditioned upon the satisfaction of the Seller Parties’ obligations under this Section 4.13 and, notwithstanding anything in this Agreement to the contrary, the Seller Parties shall be deemed to have complied with their obligations under this Section 4.13 for all purposes of this Agreement unless the Debt Financing has not been obtained primarily as a result of the Seller Parties’ fraud or willful breach of their obligations under this Section 4.13.

4.14	Post-Closing Confidentiality Covenants

(a)            From and after the Closing, the Seller Parties, on the one hand, and the Purchaser on the other hand, shall not, and shall cause their respective Representatives not to, disclose Confidential Information of the other Party, in each case except as permitted by, and in accordance with, Section 4.14(b); provided that (A) the Seller Parties or the Purchaser (or any of their respective Representatives) may disclose Confidential Information of the other Party to their respective directors, officers, employees, advisors and auditors, but in all cases only to the extent that they need to know the Confidential Information, they have been informed of the confidential nature of the Confidential Information and they agree to be bound by and act in accordance with this Section 4.14(a) or otherwise owe similar obligations or duties of confidentiality with respect to Confidential Information, and (B) the restrictions contained in this Section 4.14(a) shall not apply to disclosure of Confidential Information by the Seller Parties or the Purchaser (or any of their respective Representatives) (x) if reasonably necessary in connection with the preparation or an audit of a Tax Return by such Person, or (y) if reasonably necessary for such Person to exercise its rights under or defend itself against or prosecute claims in connection with this Agreement or any Ancillary Agreement.

(b)            For purposes of this Agreement, “Confidential Information” shall not include, and neither the Seller Parties nor the Purchaser (nor any of their respective Representatives) shall be subject to any confidentiality obligations pursuant to this Section 4.14 in respect of, information that (i) is or becomes generally available to the public, other than as a result of disclosure by such Party or its Representatives in violation of this Agreement or the Confidentiality Agreement, or any other Person that was known to such Party, after reasonable inquiry, to be making such disclosure in violation of an obligation of confidentiality (whether contractual, fiduciary or otherwise) to the other Party or its affiliates; (ii) can be demonstrated by the written records of such Party to have been developed by such Party independent of any disclosure by or on behalf of the other Party; or (iii) is or becomes available to such Party on a non-confidential basis from a source other than the other Party (or any of its Representatives), provided such first Party has made reasonable inquiry in the circumstances to satisfy itself that such source, at the time of disclosure of such information to such Party, had the unrestricted right to make such disclosure to such Party and was not subject to any confidentiality obligation, whether contractual, fiduciary or otherwise, owed to the other Party or any of its affiliates.

(c)            If the Seller Parties or the Purchaser (or any of their respective Representatives) becomes legally compelled (by applicable Law or by any Order, decree or directive of any competent judicial, legislative or regulatory body or authority or by the rules of a relevant stock exchange) to disclose any Confidential Information of the other Party, the Seller Parties or the Purchaser, as applicable, will provide (or cause to be provided) to the other Party prompt written notice so that the other Party may seek a protective order or other remedy and/or waive compliance with the provisions of this Agreement. The Party that is legally compelled to make such disclosure shall cooperate with and provide assistance to the other Party in seeking a protective order or other remedy with respect to such Confidential Information. If such protective order or other remedy is not obtained, and the other Party does not waive compliance with the provisions of this Agreement, the Party that is legally compelled to make such disclosure will furnish only that portion of the Confidential Information, as applicable, that is legally required to be furnished, and will exercise its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be accorded to such information.

4.15	Personal Information Privacy

The Purchaser shall at all times comply with all Privacy Laws with respect to Personal Information disclosed or otherwise provided to the Purchaser by the Seller Parties in connection with the transactions contemplated by this Agreement (the “Disclosed Personal Information”) and shall execute all further necessary agreements in connection with the foregoing, including, if reasonably requested by the Seller Parties, a data transfer agreement in form and substance acceptable to the Parties, acting reasonably. The Purchaser shall only collect, use or disclose the Disclosed Personal Information for the purposes of investigating Freedom, FMDI and the Freedom Business as contemplated by this Agreement and completing the transactions contemplated in this Agreement. The Purchaser shall not make copies of the Disclosed Personal Information or any excerpts thereof or in any way re-create the substance or contents of the Disclosed Personal Information. If the purchase of the Purchased Shares is not completed for any reason, the Purchaser shall, upon written request from the Seller Parties, return all Disclosed Personal Information to the Seller Party from whom such Disclosed Personal Information was received or destroy such Personal Information, the foregoing being at the applicable Seller Party’s sole option.

4.16	Books and Records

(a)            To facilitate the resolution of any claims made against or incurred by the Seller Parties or their affiliates before the Closing Date, or for any other reasonable purpose, for a period of six years after the Closing Date, Freedom and the Purchaser shall, and shall cause their respective affiliates to:

(i)	retain the books and records of Freedom, FMDI and the Freedom Business relating to periods before the Closing Date in a manner reasonably consistent with historical practice; and

(ii)	upon reasonable notice, afford the Representatives of the Seller Parties reasonable access (including electronic access), during normal business hours to such books and records.

(b)            Notwithstanding the foregoing, neither Freedom nor the Purchaser shall be obligated to provide the other Parties with access to such books and records under this Section 4.16 where, in the reasonable, good faith judgment of Freedom and the Purchaser, after consultation with outside legal counsel, such access would reasonably be expected to (i) violate any applicable Law (ii) violate an obligation of confidentiality owing to a Person other than a Party or its affiliates or any of their respective Representatives, or (iii) jeopardize the protection of Freedom’s or the Purchaser’s solicitor-client privilege, provided that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent (A) doing so would not (in the reasonable, good faith judgment of Freedom and the Purchaser, after consultation with outside counsel) be reasonably likely to violate any applicable Law or obligation of confidentiality owing to a Person other than a Party or its affiliates or any of their respective Representatives or jeopardize the protection of a solicitor-client privilege, or (B) the risk associated with doing so could reasonably (in the reasonable, good faith judgment of Freedom and the Purchaser, after consultation with outside legal counsel) be managed through the use of customary “clean-room” arrangements.

(c)            Subject to Section 4.14(b), any information accessed by the Seller Parties pursuant to this Section 4.16 shall constitute Confidential Information of Freedom.

4.17	Shaw Guarantees and Letters of Credit

(a)            The Purchaser shall use its commercially reasonable efforts to substitute the Purchaser or one or more of its post-Closing affiliates in place of Shaw or any affiliate of Shaw (other than Freedom or FMDI), as applicable, as the party or parties responsible for any obligations under any Contract pursuant to which Shaw or any of its affiliates (other than Freedom or FMDI) guarantees the obligations of Freedom, FMDI or the Freedom Business, or indemnifies, provides assurance against loss, or otherwise agrees to take any similar action in respect of the obligations of Freedom, FMDI or the Freedom Business, being those set forth on Schedule 4.17(a) of the Disclosure Letter and those entered into after the date of this Agreement in accordance with the terms of this Agreement (the “Shaw Guarantees”). With respect to any Shaw Guarantees for which the Purchaser has not substituted the Purchaser or one or more of its affiliates in place of Shaw or any affiliate of Shaw (other than Freedom or FMDI), as applicable, and/or has not obtained a release of Shaw and/or such affiliate as of the Closing, (i) if such Shaw Guarantee cannot, by its terms, be terminated as of Closing, or if such termination would materially and adversely affect the Freedom Business, Shaw shall, or shall cause its affiliates to, at the Purchaser’s cost and expense, keep such Shaw Guarantee in place until the first to occur of (A) the expiration of the current term of such Shaw Guarantee as in effect as of the Closing Date (without giving effect to any renewal provision (whether automatic or otherwise)), (B) the first anniversary of the Closing Date, and (C) the date on which the Purchaser substitutes the Purchaser or one or more of its affiliates in place of Shaw or any affiliate of the Shaw (other than Freedom or FMDI) (and the Purchaser agrees to continue to use its commercially reasonable efforts to substitute the Purchaser or one or more of its affiliates in place of Shaw or any affiliate of the Shaw (other than Freedom or FMDI) and to obtain a release of Shaw and/or such affiliate on and after the Closing Date), and (ii) the Purchaser and Freedom shall indemnify and hold harmless the Seller Parties and their respective affiliates in respect of any and all Losses incurred or sustained by, or imposed upon, them based upon, arising out of, or by reason of such Shaw Guarantees with respect to Freedom, FMDI or the Freedom Business. The Seller Parties shall, and shall cause their affiliates to reasonably cooperate with the Purchaser, at the Purchaser’s written request, in its efforts pursuant to this Section 4.17(a), and the Purchaser shall reimburse the Seller Parties for all reasonable and documented out-of-pocket costs they or their affiliates incur in connection with such cooperation.

(b)            The Purchaser shall use its commercially reasonable efforts to cause each letter of credit, performance bond and other surety arrangement that Shaw or its affiliates (other than Freedom or FMDI) have in place to the extent relating to Freedom, FMDI or the Freedom Business, being those set forth on Schedule 4.17(b) of the Disclosure Letter and those entered into after the date of this Agreement in accordance with the terms of this Agreement (each, a “Shaw Letter of Credit”), to be canceled or terminated as of the Closing Date or as promptly as practicable thereafter, such that the Seller Parties and their affiliates shall be released and have no further obligation or liability (contingent or otherwise) under such Shaw Letters of Credit. Without limiting the foregoing, the Purchaser shall offer to substitute a letter of credit, performance bond or other surety arrangement to replace each Shaw Letter of Credit. With respect to each Shaw Letter of Credit that has not been terminated as of Closing, the Purchaser shall (i) continue to use its commercially reasonable efforts to cause each Shaw Letter of Credit to be canceled or terminated as promptly as practicable thereafter, such that the Seller Parties and their affiliates shall be released and have no further obligation or liability (contingent or otherwise) under such Shaw Letters of Credit, (ii) provide to Shaw, and maintain until the applicable Shaw Letter of Credit is canceled, terminated or returned, cash collateral and/or a letter of credit to cash collateralize, “backstop” or otherwise fully secure the obligations of Shaw or the applicable affiliate pursuant to such Shaw Letter of Credit at or prior to the Closing, and (iii) indemnify and hold harmless the Seller Parties and their respective affiliates in respect of any and all Losses incurred or sustained by, or imposed upon them based upon, arising out of, or by reason of such Shaw Letter of Credit from and after the Closing. The Seller Parties shall, and shall cause their affiliates to, cooperate with the Purchaser, at the Purchaser’s written request, in their efforts pursuant to this Section 4.17(b) and the Purchaser shall reimburse the Seller Parties for any reasonable and documented out-of-pocket costs they or their affiliates incur in connection with such cooperation.

4.18	Shared Contracts

From and after the date hereof, in respect of each Contract set out in Schedule 4.18 of the Disclosure Letter (the “Shared Contracts”), the Parties will use their respective commercially reasonable efforts to permit Shaw and its affiliates (other than Freedom and FMDI) to be removed as a party to such Shared Contract without any further liability from and after (but conditional upon) Closing (including in the case of the Purchaser, by assuming, or causing Freedom or one of its post-Closing affiliates, to assume, the obligations of Shaw and its affiliates (other than Freedom or FMDI) under such Shared Contract and/or providing a performance guarantee of Freedom and/or FMDI’s, obligations under such Shared Contract, in each case from and after Closing). With respect to any Shared Contract in respect of which Shaw and its affiliates (other than Freedom or FMDI) have not been removed as a party as of Closing, the Purchaser and Freedom shall continue to use their respective commercially reasonably efforts to permit Shaw and its affiliates (other than Freedom and FMDI) to be removed as a party to such Shared Contract without any further liability, and the Purchaser and Freedom shall indemnify the Seller Parties and their respective affiliates in respect of any and all Losses incurred or sustained by, or imposed upon, them based upon, arising out of, or by reason of being a party to such Shared Contract following Closing, unless such Loss was the result of fraud or gross negligence of the Seller Parties or their respective affiliates.

4.19	Wrong Pockets

(a)            If, from time to time following Closing, the Purchaser, Freedom, FMDI, or any affiliate thereof receives any payment from customers, suppliers or any third party that does not relate to the Freedom Business and is properly payable to a Seller Party or any of its post-closing affiliates, the Purchaser and Freedom shall, or shall cause their respective post-closing affiliates to, promptly remit such payment to the Person that is entitled to such payment.

(b)            If, from time to time following Closing, any of the Seller Parties or any affiliate thereof receives any payment from customers, suppliers or any third party that relates to the Freedom Business is properly payable to the Purchaser, Freedom, FMDI, or any of their respective post-closing affiliates, the Seller Parties shall or shall cause their respective affiliates to, promptly remit such payment to the Person that is entitled to such payment.

4.20	Insurance

(a)            From and after the Closing, except with respect to the Pending Claims, (a) Freedom, FMDI and the Freedom Business shall cease to be insured by Shaw’s or any of its affiliates’ current and historical insurance policies or programs or by any of their current and historical self-insured programs, and (b) neither the Purchaser nor any of its affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any assets of Freedom, FMDI or the Freedom Business or any and all Losses arising from the operation of Freedom, FMDI or the Freedom Business.

(b)            From and after the Closing, the Seller Parties shall, and shall cause their affiliates to, reasonably cooperate with the Purchaser, Freedom and FMDI as requested in writing by the Purchaser so that Freedom and FMDI can continue to seek access to applicable current and historical insurance policies and programs (including current and historical self-insured programs) of Shaw and its affiliates with respect to, and so that such policies and programs respond to, and provide coverage for, the Pending Claims until the resolution thereof, and the Purchaser shall reimburse the Seller Parties for any reasonable and documented out-of-pocket costs they or their affiliates incur in connection with such cooperation.

(c)            For greater certainty, from and after the Closing, the Purchaser and Freedom shall be responsible for securing all insurance they consider appropriate for Freedom, FMDI and the Freedom Business.

4.21	Ancillary Agreements

(a)            Following the date of this Agreement, the Parties shall, as promptly as practicable, use their respective commercially reasonable efforts to finalize the definitive form of the Roaming Agreement on the terms set forth in Schedule K hereto, [Redacted – commercially sensitive definition] set forth in Schedule L hereto, the Third-Party Internet Access Services Agreements on the terms set forth in Schedule M hereto (as applicable), the Go Wi-Fi Agreement on the terms set forth in Schedule N hereto, the Transport Agreement on the terms set forth in Schedule O hereto, the [Redacted – leased premises sublease] on the terms set forth in Schedule P hereto and the Small Cell Licensing Agreement on the terms set forth in Schedule Q hereto, and in each case on such other commercially reasonable terms and conditions that are customary for such types of agreements (to the extent not inconsistent with the terms set forth in the applicable corresponding Schedules attached hereto), or on such other terms as may be agreed to in writing by Rogers and the Purchaser.

(b)            In the event that any Ancillary Agreement (an “Outstanding Ancillary Agreement”) is not entered into at or prior to Closing, the Parties shall consummate the Transaction on the terms set forth herein and, unless Rogers and the Purchaser otherwise agree, shall, and shall cause their respective affiliates to (i) continue to use their respective commercially reasonable efforts to finalize, execute and deliver, as applicable, such Outstanding Ancillary Agreement in accordance with Section 4.21(a) (including through the procedures described in Sections 4.21(c) and (d) below if necessary) and in compliance with any binding or information timing agreements or commitments made to any Governmental Entity, and (ii) until such time as the applicable Outstanding Ancillary Agreement is executed and delivered (at which time the final terms of such executed and delivered Outstanding Ancillary Agreement shall govern), perform in good faith (and the Parties shall cause their respective Subsidiaries (including, in the case of the Purchaser, Freedom and FMDI) to perform in good faith) the covenants, obligations and duties of such Person set forth in the applicable Schedule attached hereto corresponding to such Outstanding Ancillary Agreement as at, and from Closing. For greater certainty, it is expressly acknowledged and agreed that execution and delivery of any Ancillary Agreement is not a condition to the Closing.

(c)            If the Parties are unable to settle all of the terms of any Outstanding Ancillary Agreement within 60 days following Closing, each term (or group of related terms) of such Ancillary Agreement which remain unresolved between the Parties (each a “Disputed Matter”) shall be referred to the Chief Executive Officer of each of Rogers and the Parent Guarantor who will attempt in good faith to resolve such Disputed Matters in accordance with Section 4.21(a) for an additional 30-day period. If following the expiration of such 30-day period, any Disputed Matter has not been resolved in full either Rogers or the Purchaser may, on written notice to the other Party (a “Notice of Arbitration”), require that such unresolved Disputed Matter be resolved by arbitration pursuant to Section 4.21(d) in accordance with the Arbitration Act, 1991 (Ontario) except as otherwise explicitly set forth in Section 4.21(d) below.

(d)            The following provisions shall govern each Disputed Matter referred to arbitration under Section 4.21(c):

(i)	Rogers and the Purchaser shall agree on a single arbitrator within five Business Days of receipt of the Notice of Arbitration, provided that either Party may, if in the reasonable opinion of such Party, the economic impact of an arbitrator’s decision in respect of the Disputed Matters on such Party and its affiliates would be greater than [Redacted – commercially sensitive amount], request that the Disputed Matters be resolved by a panel of three arbitrators to be agreed to by Rogers and the Purchaser prior to the expiry of such five Business Day period. If Rogers and the Purchaser are unable to agree on a single arbitrator or, if applicable, a panel of three arbitrators on or prior expiry of such five Business Day period, then the Disputed Matters shall be referred to a panel of three arbitrators, one of whom shall be appointed by Rogers, one of whom shall be appointed by the Purchaser (in each case within 10 Business Days following the receipt of the Notice of Arbitration), and the third arbitrator shall be jointly appointed by the two appointed arbitrators within five Business Days following their appointment. If the two appointed arbitrators are unable to agree on the third arbitrator within such five Business Day period, then either Party may apply to the Ontario Superior Court of Justice for the appointment of the third arbitrator in accordance with the Arbitration Act, 1991 (Ontario). Each arbitrator appointed or proposed to be appointed pursuant to this Section 4.21(d)(i) will be a retired judge or a lawyer with extensive arbitration qualifications and experience.

(ii)	The arbitrator or panel of arbitrators, as the case may be as finally appointed in accordance with this Section 4.21(d) (as applicable, the “Arbitrator”), shall, and Rogers and the Purchaser shall instruct the Arbitrator to, resolve all Disputed Matters by determining which terms (which may be the terms proposed by Rogers, the terms proposed by the Purchaser or any terms selected by the Arbitrator, provided that the Arbitrator shall not impose terms that are more onerous on any Party that those proposed by the other Party) most closely conform to the standards set out in Section 4.21(a), having regard to the overall terms of the applicable Outstanding Ancillary Agreement.

(iii)	Rogers and the Purchaser agree to proceed with the arbitration as expeditiously as reasonably possible, including in respect of any hearing, in order that a decision may be rendered as soon as practicable by the Arbitrator. Rogers and the Purchaser shall instruct the Arbitrator to render a written decision as soon as reasonably practicable.

(iv)	Any decision of the Arbitrator shall be final and binding on the Parties and their respective successors and assigns and there shall be no right to appeal such decision, whether on a question of law, a question of fact, or a mixed question of fact and law; provided that if the economic impact of the Arbitrator’s decision on a Party and its affiliates is greater than [Redacted – commercially sensitive amount] in the aggregate, such Party may appeal the decision of the Arbitrator to a new panel of three arbitrators (the “Appellate Panel”), which Appellate Panel shall be appointed in accordance with Section 4.21(d)(i), mutatis mutandis. The arbitration procedures set forth in this Section 4.21(d) shall apply to such appeal, mutatis mutandis, and references to the Arbitrator therein shall be deemed to refer to the Appellate Panel. On such appeal, the Appellate Panel shall review questions of law subject to the standard of correctness, questions of fact subject to the standard of palpable and overriding error, and questions of mixed fact and law that do not involve a readily extricable error of law subject to the standard of palpable and overriding error. Subject to the foregoing, the Appellate Panel may make any order or decision that ought to or could have been made by the Arbitrator. Any decision of the Appellate Panel shall be final and binding on the Parties and their respective successors and assigns and there shall be no right to appeal such decision, whether on a question of law, a question of fact, or a mixed question of fact and law.

(v)	To the extent it is not held virtually, the legal seat of arbitration shall be in the City of Toronto in the Province of Ontario. The governing Law of the arbitration shall be the Law the Province of Ontario and the federal laws of Canada applicable therein.

(vi)	The language of the arbitration, including the hearings, documentation, and award, shall be in English.

(vii)	The costs of the arbitration shall be in the discretion of the Arbitrator (or, in the case of an appeal, the Appellate Panel) which, in addition to any jurisdiction and authority under applicable Law to award costs, has the jurisdiction and authority to make an order for costs on such basis as the Arbitrator or Appellate Panel, as applicable, considers appropriate in the circumstances, including to award actual legal fees and disbursements and expert witness fees, and to specify or order any or all of the following:

(A)	the Party entitled to costs;

(B)	the Party who must pay the costs;

(C)	the amount of the costs or how that amount is to be determined; and

(D)	how all or part of the costs must be paid.

(viii)	Subject to applicable Law, the Parties agree to keep the arbitration procedures, hearings, documents and award strictly confidential.

4.22	Intercompany Balances

In the event that any intercompany balances are not settled in full prior to Closing, such amounts shall be settled by Freedom and FMDI, on the one hand, and Shaw and its Subsidiaries (excluding, for greater certainty, Freedom or FMDI), on the other hand, as soon as reasonably practicable following Closing.

4.23	Freedom Upsale Agreements

[Redacted – commercially sensitive information].

4.24	Migration Cooperation

(a)            As promptly as practicable following the date hereof and until the termination or expiration of the Transition Services Agreement, to the extent permitted by Law, the Parties shall use their respective commercially reasonable efforts to cooperatively begin planning and implementing steps and actions to assist Purchaser, Freedom and FMDI in migrating away from their reliance on, and to enable the Ordinary Course operation by Purchaser, Freedom and FMDI of the Freedom Business independently on a stand-alone basis without dependency on, any Seller Party (or any of their respective affiliates) or the Transition Services Agreement as promptly as practicable following Closing.

(b)            As promptly as practicable following the date hereof and until the termination or expiration of the Reverse Transition Services Agreement, to the extent permitted by Law, the Parties shall use their respective commercially reasonable efforts to cooperatively begin planning and implementing steps and actions to assist Rogers and its Subsidiaries in migrating away from their reliance on the Reverse Transition Services Agreement as promptly as practicable following Closing.

4.25	Non-Solicitation

From and after the date of this Agreement until the date that is [Redacted – commercially sensitive time period] following the Closing Date:

(a)            the Seller Parties shall not, and shall cause their respective Subsidiaries (including, for greater certainty, Freedom and FMDI prior to the Closing Time) not to, directly or indirectly, solicit for employment or hire any individual who is or has been during the [Redacted – commercially sensitive time period] period prior to such solicitation or hiring, a [Redacted – commercially sensitive information] of the Purchaser or any of its Subsidiaries (other than a Terminated Employees) or, between the date of this Agreement and the Closing Date only, an employee of Freedom or FMDI; and

(b)            the Purchaser shall not, and shall cause its Subsidiaries (including, for greater certainty, Freedom and FMDI from and after the Closing Time) not to, directly or indirectly, solicit for employment or hire any individual who is or has been during the [Redacted – commercially sensitive time period] prior to such solicitation or hiring, a [Redacted – commercially sensitive information] of any of the Seller Parties or any of their respective Subsidiaries, provided that, such prohibitions shall not extend to (i) general solicitations of employment (including publicly posted job advertisements) not specifically directed towards such employees, nor to hiring of any such employee as a result thereof, (ii) the solicitation or hiring of employees whose employment has been terminated by their employer where the solicitations and hiring commence at least [Redacted – commercially sensitive time period] after the termination of such employee’s employment, or (iii) the solicitation or hiring of employees in connection with the Employee Transfers contemplated by Section 4.9).

4.26	Exclusivity

From the date of this Agreement through the earlier of the Closing Date or the valid termination of this Agreement in accordance with its terms, the Seller Parties and their affiliates shall not (and the Seller Parties shall cause each of their respective affiliates not to, and shall cause each of their respective Representatives acting on any of their behalf not to), directly or indirectly: (a) solicit, initiate, facilitate, participate in or encourage the submission of, any proposal or offer from any Person (other than the Purchaser and its affiliates) relating to the acquisition (whether by merger, direct and indirect asset purchase and sale, transfer, offer, investment, restructuring, reorganization, consolidation or other business combination or otherwise) by any Person (other than the Purchaser or affiliates thereof) of, or issuance by either Freedom or FMDI of, any shares or other equity interests thereof, or any material portion of its consolidated assets or of the Freedom Business, or any special dividend, recapitalization or similar transaction (any of the foregoing, an “Alternative Transaction”), in each case, other than (and an Alternative Transaction shall not include) the Shaw Acquisition, the Reorganization Transaction, sales of equity interests in Rogers or Shaw or dividends, recapitalizations or similar transactions, in each case unrelated to the Freedom Business, Freedom or FMDI, or transactions only between or among Shaw and its Subsidiaries; or (b) participate in any discussions or negotiations regarding, furnish or make available any information with respect to or in connection with, or assist or participate in any other manner any effort or attempt by any Person (other than the Purchaser and its affiliates and Representatives) to do any of the foregoing. Each of the Seller Parties shall, and shall cause each of their respective affiliates and any of the respective Representatives acting on any of their behalf to, immediately discontinue and terminate any and all existing discussions or negotiations with, or the provision of any non-public information (including, for the avoidance of doubt, access to the Data Room and any other diligence-related access or resources related to the acquisition of the Freedom Business) to, any Person (other than with the Purchaser, or the Purchaser’s affiliates and Representatives) with respect to, or that could reasonably be expected to lead to, an Alternative Transaction.

4.27	Retail and Warehousing Connectivity Agreement

[Redacted – commercially sensitive information].

Article 5
Indemnification

5.1	Survival.

(a)            The representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until:

(i)	in the case of the Fundamental Representations, the date that is the [Redacted – commercially sensitive time period] anniversary of the Closing Date;

(ii)	in the case of representations and warranties of Shaw set forth in paragraph 27 of Schedule B [Taxes], 90 days after the expiration of the applicable statutory limitation period pursuant to applicable Laws;

(iii)	in the case of the representations and warranties of Shaw set forth in paragraph 18 of Schedule B [Sufficiency of Assets], the earlier of (A) the date that is the [Redacted – commercially sensitive time period] anniversary of the Closing Date, and (B) [Redacted – commercially sensitive information]; and

(iv)	in the case of all other representations and warranties contained in this Agreement, the date that is the [Redacted – commercially sensitive time period] anniversary of the Closing Date.

(b)            None of the covenants or other agreements of any Party contained in this Agreement shall survive the Closing Date, other than covenants or other agreements which by their terms contemplate performance after the Closing, which covenants and agreements shall survive the Closing for the period contemplated by their respective terms, or until such performance is waived in writing by the Party for whose benefit such covenant or other agreement exists.

(c)            Notwithstanding anything to the contrary in this Section 5.1, if any claim for indemnification is asserted in good faith in accordance with Section 5.5 before the expiration date of the applicable survival period, then any indemnification obligation under this Article 5 with respect to such claim shall survive until such claim has been finally resolved in accordance with this Agreement.

5.2	Indemnification by the Seller Parties.

Subject to the other terms and conditions of this Article 5 and Section 4.7, from and after the Closing, the Seller Parties shall jointly indemnify the Purchaser and its affiliates (collectively, the “Purchaser Indemnified Parties”) against, and shall hold the Purchaser Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Purchaser Indemnified Parties to the extent based upon, arising out of, arising from, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of the Seller Parties or Freedom set out in Schedule A or Schedule B, respectively (other than the Seller Fundamental Representations or the Freedom Fundamental Representations) and, in the case of the representations and warranties of Freedom set forth in paragraph 27 of Schedule B [Taxes], subject to Section 4.7, disregarding for the purpose of calculating any Losses, any materiality or Material Adverse Effect qualification contained in any such representation or warranty;

(b)            any inaccuracy in or breach of any of the Seller Fundamental Representations or the Freedom Fundamental Representations, disregarding for the purpose of calculating any Losses, any materiality or Material Adverse Effect qualification contained in any such representation or warranty;

(c)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by any of the Seller Parties under this Agreement prior to or following Closing, and any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Freedom under this Agreement prior to Closing;

(d)            [Redacted – commercially sensitive indemnification provision];

(e)            [Redacted – commercially sensitive indemnification provision];

(f)            any Indemnified Taxes; and

(g)            any Retained Assets, Assumed Liabilities or any claims, costs, expenses or liabilities based upon, arising out of, with respect to or by reason of the [Redacted – leased premises lease] (subject to the Purchaser’s or its affiliates’ obligations under the [Redacted – leased premises sublease]).

Subject to the other terms and conditions of this Article 5 and Section 4.7, from and after the Closing, the Seller Parties shall jointly indemnify the Purchaser Indemnified Parties against, and shall hold the Purchaser Indemnified Parties harmless from and against any claims, costs, expenses or liabilities incurred or sustained by, or imposed upon, the Purchaser Indemnified Parties as a result of the Reorganization Transactions set forth under the headings [Redacted – commercially sensitive information].

5.3	Indemnification by Purchaser.

Subject to the other terms and conditions of this Article 5, from and after the Closing, the Purchaser shall indemnify the Seller Parties and their respective affiliates (collectively, the “Seller Indemnified Parties”) against, and shall hold the Seller Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnified Parties to the extent based upon, arising out of, with respect to or by reason of:

(a)            any inaccuracy in or breach of any of the representations or warranties of the Purchaser set out in Schedule C (other than the Purchaser Fundamental Representations), disregarding for the purpose of calculating any Losses, any materiality or Material Adverse Effect qualification contained in any such representation or warranty;

(b)            any inaccuracy in or breach of any of the Purchaser Fundamental Representations, disregarding for the purpose of calculating any Losses, any materiality or Material Adverse Effect qualification contained in any such representation or warranty; or

(c)            any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Purchaser under this Agreement prior to or following Closing, and any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Freedom under this Agreement following Closing.

5.4	Certain Limitations.

(a)            Seller Parties Limitations. The obligation of the Seller Parties to indemnify the Purchaser Indemnified Parties under Section 5.2 shall be subject to the following:

(i)	except in the case of Actual Fraud or in the case of Losses resulting from a breach of the representations and warranties of Shaw set forth in subparagraph 18(b) of Schedule B [Sufficiency of Assets], the Seller Parties shall not be liable to the Purchaser Indemnified Parties under Section 5.2(a) until the aggregate amount of all Losses of the Purchaser Indemnified Parties under Section 5.2(a) exceeds [Redacted – commercially sensitive monetary limitation on indemnification] (the “Deductible”), in which event the Seller Parties shall only be required to pay or be liable for Losses in excess of the Deductible;

(ii)	except in the case of Actual Fraud, the aggregate amount of all Losses for which the Seller Parties shall be liable under Section 5.2(a) shall not exceed [Redacted – commercially sensitive monetary limitation on indemnification] (provided that such limitation shall be increased by an aggregate amount of up to [Redacted – commercially sensitive monetary limitation on indemnification], and provided further that any indemnifiable claims pursuant to Section 7.1(2)(a), (b) and (d) of the Transition Services Agreement and the corresponding indemnification provisions of the Other Ancillary Agreements shall be included for the purpose of determining whether such limitation is reached;

(iii)	notwithstanding Section 5.4(a)(ii), except in the case of Actual Fraud, the aggregate amount of all Losses for which the Seller Parties shall be liable under Section 5.2(a) in respect of a breach of the representation set forth in subparagraph 18(c) of Schedule B shall not exceed [Redacted – commercially sensitive monetary limitation on indemnification]; and

(iv)	without limiting Sections 5.4(a)(ii) and 5.4(a)(iii), the aggregate amount of all Losses for which the Seller Parties shall be liable under Section 5.2 and under all Ancillary Agreements shall not exceed the Aggregate Cap.

(b)            Purchaser Limitations. The obligation of the Purchaser to indemnify the Seller Indemnified Parties under Section 5.3 shall be subject to the following:

(i)	except in the case of Actual Fraud, the Purchaser shall not be liable to the Seller Parties’ Indemnified Parties under Section 5.3(a) until the aggregate amount of all Losses of the Seller Indemnified Parties under Section 5.3 exceeds the Deductible, in which event the Purchaser shall only be required to pay or be liable for Losses in excess of the Deductible;

(ii)	except in the case of Actual Fraud, the aggregate amount of all Losses for which the Purchaser shall be liable under Section 5.3(a) shall not exceed [Redacted – commercially sensitive monetary limitation on indemnification]; and

(iii)	without limiting Section 5.4(b)(ii), the aggregate amount of all Losses for which the Purchaser shall be liable under Section 5.3 shall not exceed [Redacted – commercially sensitive monetary limitation on indemnification].

(c)            Expiration. No Party shall have any obligation or liability for indemnification or otherwise with respect to any representation, warranty, covenant or agreement in this Agreement that survives the Closing, as applicable, after the end of the applicable time at which such representation, warranty, covenant or agreement has terminated in accordance with Section 5.1 or the time for making any claim expires in accordance with Section 5.1, as applicable, except for claims with respect to which a notice of claim has been delivered in good faith accordance with Section 5.5 prior to the end of the applicable time at which such representation, warranty, covenant or agreement has terminated in accordance with Section 5.1 or the time for making any claim expires in accordance with Section 5.1, in which case any such representations, warranties, covenants or agreements that are the subject of such indemnification claim that would otherwise terminate as set forth above shall survive as to such claim, and that claim only, until such time as such claim is fully and finally resolved.

(d)            Insurance and Taxes. Payments by an Indemnifying Party to an Indemnified Party under Section 5.2 or Section 5.3 in respect of any Loss shall be: (i) net of any amounts that have been reimbursed through any insurance proceeds or any indemnity, contribution or other similar payment received by the Indemnified Party, which the Indemnified Party shall use its commercially reasonable efforts to recover prior to seeking indemnification under this Agreement (and, following any indemnification payment by the Indemnifying Party hereunder, the Indemnifying Party shall, to the fullest extent permitted by Law, be subrogated to all of the Indemnified Party’s remaining right, title and interest to receive any such insurance, indemnity, contribution or other similar payment in respect of any Losses that have been indemnified by the Indemnifying Party); and (ii) reduced dollar for dollar by the amount of any Tax benefits realized by the Indemnified Party as a result of such Losses (calculated by comparing the Tax payable by the Indemnified Party as a result of the Losses to the Tax that would have otherwise been payable by the Indemnified Party for the relevant Tax period), provided that (A) such Tax benefits must be actually realized in any one or more Tax period(s) before and including the Tax period in which the indemnity payment is made, and (B) the Indemnified Party shall attempt to so realize such Tax benefits in such period(s) reasonably and in good faith.

(e)            Duty to Mitigate. Nothing in this Agreement in any way restricts or limits the general obligation under applicable Laws of an Indemnified Party to mitigate any Losses indemnifiable under Section 5.2 or Section 5.3, as applicable (including in the case of any inaccuracy or breach of the representation in Section 18 of Schedule B and any rights available to Freedom under the Transition Services Agreement).

(f)            One Recovery. No Indemnified Party shall be entitled to double recovery for any Loss, whether under this Agreement, any Ancillary Agreement or otherwise, even though the Loss may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by the Indemnifying Party in this Agreement.

(g)            Exclusive Remedy. Except as explicitly provided in Section 8.6, or the rights of indemnification set forth in Sections 2.6, 4.9(d), 4.9(f), 4.11, 4.13(c), 4.17 or 4.18, the Parties acknowledge and agree that, from and after the Closing, their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise), shall be pursuant to the indemnification provisions set forth in this Article 5. In furtherance of the foregoing, each Party hereby waives, from and after the Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties and their respective Representatives (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise), except under the indemnification provisions set forth in this Article 5. For greater certainty, nothing in this Section 5.4(g) shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled under Section 8.6 or under the terms of any Ancillary Agreement.

5.5	Indemnification Procedures

(a)            Third-Party Claims. Subject to Section 5.5(c), if any Indemnified Party receives notice of the assertion or commencement of any action, claim or other legal proceeding made or brought by any Person who is not a Party or an affiliate thereof (including, for greater certainty, pursuant to Section 5.2(d) or Section 5.2(e)) (a “Third-Party Claim”) against such Indemnified Party with respect to which an Indemnifying Party may be obligated to provide indemnification under this Article 5, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof; provided that the right of an Indemnified Party to be indemnified under this Article 5 shall not be adversely affected by the failure of the Indemnified Party to provide such prompt written notice, except and only to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of all Losses that have been or may be sustained by the Indemnified Parties. The Indemnifying Party shall have the right, at its option, to (i) participate in the defence of any Third-Party Claim, or (ii) assume the defence of any Third-Party Claim by giving written notice to the Indemnified Party within 20 days of receipt of a notice of a Third-Party Claim in accordance with this Section 5.5(a), in each case at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defence; provided that, except in the case of Third-Party Claims contemplated by Section 5.2(d), if the Indemnifying Party is a Seller Party, the Seller Parties shall not have the right to defend or direct the defence of any such Third-Party Claim that: (i) is asserted directly by or on behalf of a Person that is a material supplier or material customer of the Freedom Business; or (ii) seeks an injunction or other equitable relief against the Indemnified Party, in which case the Indemnified Parties shall defend the Third-Party Claim and may only settle such claim in compliance with Section 5.5(b). If the Indemnifying Party assumes the defense of a Third-Party Claim, the Indemnified Party shall have the right to participate in the defence of the Third-Party Claim with counsel selected by it (subject to the Indemnifying Party’s right to control the defence thereof, if applicable), in which case the fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided that if, in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defences available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, then in either case the Indemnifying Party shall be liable for the reasonable fees and expenses of one counsel for the Indemnified Parties in each jurisdiction in which the Indemnified Parties reasonably require counsel to defend such Third-Party Claim. If the Indemnifying Party elects not to assume the defence of a Third-Party Claim or fails to make such election within the 20-day period contemplated by this Section 5.5(a), the Indemnified Party may, subject to Section 5.5(b), pay, compromise, defend the Third-Party Claim and seek indemnification for any, and all, Losses based upon, arising from or relating to such Third-Party Claim, subject to the terms, limitation and conditions contained in this Agreement (including this Article 5). The Parties shall cooperate and consult with each other in good faith in connection with the defence of any Third-Party Claim, including making available (subject to the provisions of Section 4.5(c)) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of reasonable out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defence of such Third-Party Claim.

(b)            Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into any settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 5.5(b). If a firm offer is made to settle a Third-Party Claim and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party proposes to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such offer within 10 Business Days after its receipt of such notice, the Indemnified Party shall assume or continue, as applicable, the defence of such Third-Party Claim, and thereafter the maximum liability of the Indemnifying Party in respect of such Third-Party Claim (or any other claim arising out of substantially similar facts) shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such offer and also fails to assume or continue, as applicable, defence of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in the offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defence of a Third-Party Claim under Section 5.5(a), the Indemnified Party shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)            Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof; provided however, the right of an Indemnified Party to be indemnified under this Article 5 shall not be adversely affected by the failure of the Indemnified Party to provide such prompt written notice, except and only to the extent that the Indemnifying Party is prejudiced by such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, include copies of all material written evidence thereof and indicate the estimated amount, if reasonably practicable, of all Losses that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall afford the Indemnifying Party and its Representatives reasonable access during normal business hours to the Purchaser’s and Freedom’s premises and personnel (in such a manner that does not unreasonably interfere with the conduct of their business) and the right to examine and make copies of (or, where practicable, receive electronic access to) any records relating to such Direct Claim as the Indemnifying Party or its Representatives may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case either the Indemnified Party or the Indemnifying Party may apply to court (in accordance with Section 8.12) to determine the relative rights and obligations of the Indemnified Party and the Indemnifying Party hereunder in respect of such Direct Claim.

(d)            Tax Contests. The Seller Parties shall have the right, at their sole expense and employing counsel of their own choice, to contest any assessment, reassessment or other Tax contest (an “Assessment”) provided that the Assessment relates solely to Taxes for which Seller Parties may be liable under Section 5.2(a) or Section 5.2(f) of this Agreement. If only a portion of the Assessment relates to Taxes for which Seller Parties would be liable under Section 5.2(a) or Section 5.2(f) of this Agreement, then Seller Parties will have the right to jointly participate in contesting or settling such Assessment (such joint participation to be conducted by the Parties reasonably and in good faith) and to control aspects of such contest which relate solely to Taxes for which Seller Parties would be liable under Section 5.2(a) or Section 5.2(f). In such event that Seller Parties control an Assessment, they shall keep Purchaser reasonably informed of the progress of such contest and Purchaser shall have the right to retain its own counsel and to participate in the defence of such Assessment, but the fees and expenses of such counsel shall be at the sole expense of Purchaser. The Parties shall cooperate reasonably and in good faith in respect of all matters relevant to an Assessment in a manner similar to Section 5.5(a) (including giving prompt written notice of any Assessment contemplated by this Section 5.5(d), together with any ancillary documents related thereto, within 10 days of receipt thereof), provided that the Seller Parties shall not settle or compromise any Assessment without the prior written consent of the Purchaser, such consent not to be unreasonably withheld. The Seller Parties shall be required, in respect of any Assessment they decide to control, to pay such of the following amounts owing pursuant thereto or thereunder to any Governmental Entity on behalf of Freedom or FMDI (as applicable) where such payment is required by applicable Law to be paid notwithstanding that the matter is still in dispute: (i) in the case of amounts assessed which are subject to subsection 225.1(7) of the Tax Act or any provision of applicable Law which provides for the obligation to pay a lower amount than the full amount of such Assessment, such amounts shall be determined in accordance therewith; and (ii) in any other case, the full amount owing pursuant to such Assessment which must be paid in accordance with applicable Law. Such payment shall be paid within 15 days after the Seller Parties have received notice of such Assessment, except where the amounts assessed are subject to subsection 225.1(7) of the Tax Act or any provision of applicable Law which prescribes a later date for payment, in which case payment may be made on or before such later date. Should the Seller Parties fail to pay such amounts in respect of any Assessment within such time, the Seller Parties shall forfeit their right to control the contest of such Assessment pursuant to this Section 5.5(d), and such Assessment shall be treated for all purposes of this Agreement as an Assessment in respect of which the Seller Parties decided not to exercise such right of control. In the event that the Seller Parties have paid any amount hereunder in respect of an Assessment or re-Assessment on account of Taxes indemnified under Section 5.2(a) or Section 5.2(f) of this Agreement, the Seller Parties shall be entitled to recover any such amount (or any portion thereof) which is refunded or otherwise credited against Taxes owing which arises as a result of any successful or partially successful contest or settlement of such matter, together with any interest or other amounts payable in connection therewith (but net of Taxes payable, if any, by Freedom or FMDI on such interest or other amounts). The Purchaser shall, or shall cause Freedom or FMDI, to pay such amounts to the Seller Parties forthwith after such amounts are received from, or credited by, the Governmental Entity. Except with the prior written consent of the Seller Parties (such consent not to be unreasonably withheld), the Purchaser shall not, and shall not permit Freedom and FMDI, to agree to or compromise any settlement of an Assessment, with respect to any Tax contests if the foregoing could give rise to a claim, or an increase in the amount of a claim, against Seller Parties under Section 5.2(a) or Section 5.2(f) of this Agreement. [Redacted – commercially sensitive information].

5.6	Tax Treatment of Indemnification Payments

All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Article 6
Termination

6.1	Termination

(a)	This Agreement shall terminate automatically:

(i)	upon the delivery to the Purchaser of a joint written notice, executed by both Shaw and Rogers, confirming that the Arrangement Agreement has been terminated; or

(ii)	if a court of competent jurisdiction has issued an Order declaring that the Arrangement Agreement has been terminated, and such Order has become final, binding and non-appealable.

(b)	This Agreement may be terminated prior to the Closing Time by:

(i)	the mutual written agreement of Rogers, Shaw and the Purchaser if, each acting reasonably, they collectively determine that the Key Freedom Regulatory Approvals will not likely be issued or obtained by the Outside Date;

(ii)	either Rogers or the Purchaser if:

(A)	Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Transaction illegal or otherwise prohibits or enjoins the Parties from consummating the Transaction, and such Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 6.1(b)(ii)(A) has used its commercially reasonable efforts, including in respect of the Key Freedom Regulatory Approvals, to appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Transaction; and provided further that the enactment, making, enforcement or amendment of such Law was not caused by, or is a result of, any inaccuracy of such Party’s representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 4.4);

(B)	Occurrence of Outside Date. The Closing Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 6.1(b)(ii)(B) if the failure of the Closing Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement (including Section 4.4);

(iii)	Rogers if:

(A)	Failure to Consummate Closing. (i) The condition set forth in Section 2.3(a)(ii) [Key Freedom Regulatory Approvals] has been satisfied and all other conditions are then capable of being satisfied if there was a Closing, (ii) the Seller Parties have given written notice to the Purchaser that they are ready, willing and able to consummate the Closing and (iii) the Purchaser has failed to consummate the Closing on the date on which the Closing should have occurred pursuant to Section 2.2; or

(B)	Purchaser Breach. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that, individually or in the aggregate, would cause the Closing not to occur on or prior to the Outside Date, and such breach or failure is incapable of being cured prior to the Outside Date or is not cured prior to the Outside Date, provided that none of the Seller Parties or Freedom are then in breach of this Agreement so as to cause the Closing not to occur on or prior to the Outside Date; or

(iv)	Purchaser if:

(A)	Failure to Consummate Closing. (i) The condition set forth in Section 2.3(a)(ii) Key Freedom Regulatory Approvals] has been satisfied and all other conditions are then capable of being satisfied if there was a Closing, (ii) the Purchaser has given written notice to the Seller Parties that it is ready, willing and able to consummate the Closing and (iii) the Seller Parties have failed to consummate the Closing on the date on which the Closing should have occurred pursuant to Section 2.2; or

(B)	Seller Parties Breach. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Seller Parties or Freedom under this Agreement occurs that, individually or in the aggregate, would cause the Closing not to occur on or prior to the Outside Date, and such breach or failure is incapable of being cured prior to the Outside Date or is not cured prior to the Outside Date, provided that the Purchaser is not then in breach of this Agreement so as to cause the Closing not to occur on or prior to the Outside Date.

(c)            In the event that Rogers or the Purchaser exercises its right to terminate this Agreement pursuant to Section 6.1(b) (other than pursuant to Section 6.1(b)(i)) it shall give written notice of such termination to the other Parties, specifying in reasonable detail the basis for its exercise of its termination right.

6.2	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any Related Party of such Party) to any other Party to this Agreement, except that this Section 6.2, Article 7 and Sections 8.2 through to and including Section 8.17 shall survive, and provided further that no Party shall be relieved of any liability for (i) the failure of such Party to consummate the Closing if, as and when required pursuant to this Agreement, or (ii) any fraud or breach by it of this Agreement.

Article 7
Parent Guarantee

7.1	Parent Guarantee

(a)            The Parent Guarantor hereby covenants and agrees that it will cause the Purchaser to duly comply with and perform all of its covenants, duties, and obligations under, relating to or connection with the Transaction as and when required.

(b)            The Parent Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Seller Parties, and covenants and agrees to be jointly and severally liable with the Purchaser as principal and not as surety (the “Guarantee”), for the due and punctual payment and performance of all of the Purchaser’s covenants, duties, and obligations, relating to or under this Agreement or otherwise in connection with the Transaction as and when required (the “Guaranteed Obligations”). If the Purchaser fails to perform or pay any Guaranteed Obligation as and when required, then, without the necessity or the requirement for the Seller Parties to pursue or exhaust any recourse against the Purchaser, the Parent Guarantor will perform or pay or cause to be performed or paid such Guaranteed Obligation promptly upon demand. Any and all payment or performance by the Parent Guarantor hereunder shall be made without any set-off, recoupment or counterclaim.

(c)            The Parent Guarantor’s obligations hereunder are direct, independent, and primary, and this Guarantee is absolute and unconditional; provided that, except as otherwise set forth in this Section 7.1, any claim hereunder against the Parent Guarantor shall be subject to, and the Parent Guarantor shall have available to it in defense of any such claim, any and all of the Purchaser’s rights and defenses, whether arising under the Agreement or otherwise, in respect of any such claim. The Parent Guarantor’s obligations under this Guarantee shall, without limitation, constitute a guarantee of payment and performance, binding upon the Parent Guarantor and its successors and permitted assigns and irrevocable, and remain in force until all Guaranteed Obligations have been paid or performed in full and shall not be released or discharged notwithstanding:

(i)	any waiver, forbearance or extension of time for performance or payment of any Guaranteed Obligation;

(ii)	any delay or failure by the Seller Parties to enforce or exercise any right or remedy in respect of any Guaranteed Obligation;

(iii)	any failure to give notice to the Parent Guarantor of the occurrence of a default by the Purchaser in the payment or performance of any of the Guaranteed Obligations;

(iv)	the release or discharge of the Purchaser from the performance or observance of any Guaranteed Obligation or any part thereof, or the release, acceptance or disposal of any collateral held by the Seller Parties as security for any of the Guaranteed Obligations or the substitution, release, exchange or invalidity of any security interest held by the Seller Parties as security therefor;

(v)	any voluntary or involuntary liquidation or dissolution of the Purchaser;

(vi)	the sale or other disposition of all or substantially all of the assets and liabilities of the Purchaser;

(vii)	the voluntary or involuntary receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, composition or other similar proceeding affecting the Purchaser; or

(viii)	any merger, amalgamation, arrangement, consolidation, or other reorganization to which the Purchaser, the Parent Guarantor or any of their affiliates is a party.

(d)            Until all obligations of the Purchaser under, relating to or in connection with the Transaction and all obligations of the Parent Guarantor under this Guarantee are discharged and released: (a) the Parent Guarantor shall not assert against the Purchaser any claim, right or remedy, direct or indirect, that the Parent Guarantor now has or may hereafter have against Purchaser in connection with this Guarantee or the performance by Parent Guarantor of its obligations hereunder; and (b) the Parent Guarantor shall not be subrogated to any of the Seller Parties’ rights in the Guaranteed Obligations.

(e)            This Guarantee is a continuing guarantee and, in the case of each Guaranteed Obligation requiring the payment of monies, this Guarantee applies to and secures any ultimate balance due or remaining due to the Seller Parties; and if, at any time, all or any part of any monies previously applied by the Seller Parties to any Guaranteed Obligation is or must be rescinded or returned by the Seller Parties for any reason whatsoever, such Guaranteed Obligation will, for the purposes hereof, to the extent such payment is or must be rescinded or returned, be deemed to have continued in existence and this Guarantee shall continue to be effective or be reinstated, as applicable, to such Guaranteed Obligation as if such application had not been made.

(f)            Payments shall be free and clear of all deductions or withholdings of any kind, except for those required by Law.

(g)            In connection with the foregoing Guarantee, the Parent Guarantor hereby represents and warrants to the Seller Parties as follows:

(i)	the Parent Guarantor is a corporation duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

(ii)	the Parent Guarantor has the requisite corporate power and authority to enter into and perform its obligations under this Agreement;

(iii)	the execution, delivery and performance by the Parent Guarantor of its obligations under this Agreement and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of the Parent Guarantor and no other corporate proceedings on the part of the Parent Guarantor is necessary to authorize this Agreement or the consummation of the Transaction;

(iv)	this Agreement has been duly executed and delivered by the Parent Guarantor and constitutes a legal, valid and binding agreement of the Parent Guarantor enforceable against the Parent Guarantor in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; and

(v)	the execution and delivery of, and performance by the Parent Guarantor of its obligations under this Agreement and the consummation of the Transaction, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in any violation or breach of the Parent Guarantor’s Constating Documents.

Article 8
General Provisions

8.1	Amendments

(a)           This Agreement may, at any time and from time, be amended, supplemented or modified by the mutual written agreement of Rogers and the Purchaser, provided that to the extent that any such amendment, supplement or modification is to: (a) Section 4.11, or (b) would otherwise be adverse to the interests of Shaw or its affiliates (including, for greater certainty, amendments, modifications or supplements to Shaw’s or its affiliates’ rights and obligations in Sections 2.2, 2.3, 4.4, 4.13, 8.1 or 8.6), then in each case such amendment, supplement or modification shall require the prior written consent of Shaw (such consent not to be unreasonably withheld, conditioned or delayed).

(b)           Notwithstanding anything set forth in this Agreement to the contrary, to the extent any amendment, modification or waiver of this Section 8.1, Section 8.5, Section 8.6(b), Section 8.10 or the definitions of “Debt Commitment Letter”, “Debt Financing”, “Debt Financing Sources” and “Debt Financing Documents” (and any provision of this Agreement to the extent an amendment, supplement, modification or waiver of such provision would modify the substance of any of the foregoing provisions) is sought that is adverse to the interests of the Debt Financing Sources, the prior written consent of such adversely affected Debt Financing Source will be required before such amendment, modification or waiver is rendered effective.

8.2	Expenses

Except as otherwise expressly provided in this Agreement, the Ancillary Agreements or the Confidentiality Agreement, each of the Parties shall be responsible for and pay their own respective legal, financial advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and the Ancillary Agreements, the performance of their respective obligations under this Agreement and the Ancillary Agreements, and the consummation of the Transaction.

8.3	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email and is deemed to be given and received: (i) on the date of delivery by hand or courier if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in the place of receipt), and otherwise on the next Business Day; or (ii) if sent by email (with confirmation of transmission) on the date of transmission if it is a Business Day and transmission was made prior to 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to Shaw, Shaw Telecom or, prior to Closing, Freedom at:

Shaw Communications Inc.
630 – 3rd Avenue S.W., Suite 900
Calgary, Alberta
T2P 4L4

	Attention:	Trevor English,
Executive Vice President, Chief Financial & Corporate Development Officer
	Email:	[Redacted – personal information]

	Attention:	Peter Johnson,
Executive Vice President, Chief Legal and Regulatory Officer
	Email:	[Redacted – personal information]

with a copy to:

Davies Ward Phillips & Vineberg LLP
155 Wellington Street West
Toronto, Ontario
M5V 3J7

	Attention:	Vincent A. Mercier and Brett Seifred
	Email:	vmercier@dwpv.com and bseifred@dwpv.com

(b)	to Rogers at:

Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
M4W 1G9

	Attention:	Mahes Wickramasinghe and Marisa Wyse
	Email:	[Redacted – personal information]

with a copy to:

Goodmans LLP
333 Bay Street, Suite 3400
Toronto, Ontario, M5H 2S7

	Attention:	Chris Sunstrum
	Email:	csunstrum@goodmans.ca

(c)	to the Purchaser, the Parent Guarantor or, following Closing, Freedom at:

Quebecor Inc.
612 rue Saint-Jacques, 17th floor
Montreal, Quebec, H3C 4M8

	Attention:	Hugues Simard and Jonathan Lee Hickey
	Email:	[Redacted – personal information]

with a copy to:

Osler, Hoskin & Harcourt LLP
1000 rue de la Gauchetière West, Suite 1000
Montreal, Quebec, H3B 4W5

	Attention:	Niko Veilleux
	Email:	nveilleux@osler.com

Rejection or other refusal to accept, or inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.4	Time of the Essence

Time is of the essence in this Agreement.

8.5	Third Party Beneficiaries

(a)            The Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties, and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)            Notwithstanding the foregoing:

(i)	the Purchaser and Freedom acknowledge to (A) each of the D&O Indemnitees his or her direct rights against them under the provisions of Section 4.11, and (B) each of the Seller Parties’ affiliates its direct rights against them under the provisions of Section 2.6, Section 4.9(f), Section 4.13(c), Section 4.17 and Section 5.3, which provisions are intended for the benefit of, and shall be enforceable by, each such Person and, for such purpose, the Purchaser and Freedom hereby acknowledge and agree that Rogers is acting as agent and trustee on behalf of each such Person;

(ii)	the Seller Parties acknowledge to each of the Purchaser’s affiliates its direct rights against them under the provisions of Section 4.9(g) and Section 5.2, which provisions are intended for the benefit of, and shall be enforceable by, each such Person and, for such purpose, the Seller Parties hereby acknowledge and agree that the Purchaser is acting as agent and trustee of each such Person; and

(iii)	the Parties acknowledge to each Debt Financing Source their respective rights against the Parties, as applicable, under each of Section 8.1, this Section 8.5 and Section 8.6(b) which are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Sources.

8.6	Equitable Remedies

(a)            The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by a Party in accordance with their specific terms or were otherwise breached by a Party. The Parties accordingly agree that (i) each Party shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and the obligations of the Parties to consummate the Closing in accordance with the provisions of this Agreement, and to specifically enforce compliance with, and performance of, the terms of this Agreement against the other Parties, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which a Party may be entitled at Law or in equity, and (ii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and, without such right, none of the Parties would have entered into this Agreement. In furtherance of the foregoing, each of the Parties hereby irrevocably waives, and agrees not to assert or attempt to assert, by way of motion or other request for leave, as a defense, counterclaim or otherwise, in any proceeding, any claim or argument that there is an adequate remedy at law or that an injunction or award of specific performance is not otherwise an available or appropriate remedy, in each case, with respect to this Agreement.

(b)            Notwithstanding anything to the contrary contained in this Agreement, but without limiting any of the Seller Parties’ rights under Sections 8.6(a) or 8.6(c) or the rights of the Parties to the Debt Commitment Letter under the terms thereof, the Seller Parties hereby waive, any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby and the Seller Parties agree not to commence any action or proceeding against any Debt Financing Source in connection with this Agreement, the Debt Commitment Letter, the Debt Financing or in respect of any other document or theory of law or equity in connection therewith, whether at law, in contract, in tort or otherwise and agrees to cause any such action or proceeding asserted by the Seller Parties in violation of the prohibition on commencing actions or proceedings contained in this Section 8.6(b) against any Debt Financing Source to be dismissed or otherwise terminated. In particular, the Seller Parties agree that no Debt Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. For the avoidance of doubt, nothing contained herein shall in any way limit or modify the rights and obligations of the Purchaser or the Debt Financing Sources set forth under the Debt Commitment Letter or any other commitment letter, fee letter or definitive agreement pertaining to the Debt Financing, and nothing herein shall restrict the ability of the Seller Parties to seek specific performance of the Purchaser’s obligations hereunder.

(c)            If, prior to the Outside Date, any Party brings any action in accordance with this Section 8.6 to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended (i) for the period during which such action is pending, plus 20 Business Days, or (ii) by such other time period established by the court presiding over such action, as the case may be.

8.7	Arrangement Agreement

Nothing in this Agreement shall amend, vary, modify or derogate from the rights and obligations of Rogers and Shaw to each other under any other legally binding agreement entered into between Rogers and Shaw, whether prior to, on or after the date hereof, all of which remain in full force and effect, including Section 4.5 (Regulatory Approvals) of the Arrangement Agreement and any confidentiality agreement between Rogers and Shaw that remains in force. As between Rogers and Shaw, to the extent of any conflict, inconsistency or ambiguity between the terms of this Agreement and the Arrangement Agreement, the terms of the Arrangement Agreement shall prevail and be paramount.

8.8	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.9	Entire Agreement

This Agreement, the Ancillary Agreements, the Confidentiality Agreement and the [Redacted – commercially sensitive information] constitute the entire agreement between the Parties with respect to the Transaction and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement, the Ancillary Agreements or the Confidentiality Agreement. None of the Parties has relied or is relying on any other representation, warranty, information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. For greater certainty, the Parties agree that the letter agreement between the Purchaser, Rogers, Shaw and Shaw Telecom dated June 17, 2022 (including the term sheet attached thereto) is terminated effective upon the execution and delivery of this Agreement by the Parties.

8.10	Successors and Assigns

This Agreement becomes effective only when executed and delivered by the Parties. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. From and after the consummation of the transactions contemplated by the Arrangement Agreement, references in this Agreement to Rogers shall be deemed to include Shaw, and references to Shaw shall be deemed to include Rogers (and either Rogers or Shaw shall have the full authority to act on behalf of any or both of Rogers and/or Shaw). Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties. Notwithstanding the foregoing, the Purchaser may, on notice to the Seller Parties but without the prior written consent of the other Parties, assign all or any portion of its rights under this Agreement to one or more of its wholly-owned Subsidiaries or one or more direct or indirect wholly-owned Subsidiaries of the Parent Guarantor, provided that the Purchaser and the Parent Guarantor shall remain liable for the due and punctual performance of all of their respective obligations under this Agreement (and, for greater certainty, the Guaranteed Obligations shall include the due and punctual payment and performance of all of such assignee’s covenants, duties, and obligations under, relating to or under this Agreement or otherwise in connection with the Transaction as and when required) and such assignment shall not derogate from the Seller Parties’ rights or remedies against the Purchaser or the Parent Guarantor arising under or in connection with this Agreement.

8.11	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the fullest extent possible.

8.12	Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement shall be conducted in the English language only. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.13	Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of another Party, but without further consideration, do all such further acts and things, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.14	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.15	No Liability

(a)            No Person who is not a named party to this Agreement, including any Related Party of a Party, shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of a Person against any of its Related Parties) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim, proceeding or cause of action based on, in respect of, or by reason of this Agreement or its negotiation, execution or performance, and each Party waives and releases all (and agrees that neither it nor any of its Related Parties shall commence any claim or proceeding in respect of any) such liabilities, claims and obligations against any such Related Parties.

(b)            Notwithstanding the foregoing, nothing herein limit the express obligations of any Person that is a party an Ancillary Agreement arising under the express terms thereof.

8.16	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

8.17	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile or other method of electronic communication) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile, PDF or similarly executed electronic copy of this Agreement, and such facsimile, PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Signature Page Follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

VIDEOTRON LTD.

by	/s/ Hugues Simard
Name: Hugues Simard
Title: Vice President

/s/ Sophie Riendeau
Name: Sophie Riendeau
Title: Corporate Secretary

QUEBECOR INC., solely in its capacity as the Parent Guarantor

by	/s/ Hugues Simard
Name: Hugues Simard
Title: Vice President

/s/ Sophie Riendeau
Name: Sophie Riendeau
Title: Corporate Secretary

Signature Page – Share Purchase Agreement

ROGERS COMMUNICATIONS INC.

by	/s/ Glenn Brandt
Name: Glenn Brandt
Title: Chief Financial Officer

/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: President and CEO

Signature Page – Share Purchase Agreement

SHAW COMMUNICATIONS INC.

by	/s/ Trevor English
Name: Trevor English
Title: CFO

/s/ Peter Johnson
Name: Peter Johnson
Title: EVP CLRO

SHAW TELECOM INC.

by	/s/ Trevor English
Name: Trevor English
Title: CFO

/s/ Peter Johnson
Name: Peter Johnson
Title: EVP CLRO

Signature Page – Share Purchase Agreement

FREEDOM MOBILE INC.

by	/s/ Trevor English
Name: Trevor English
Title: CFO

/s/ Peter Johnson
Name: Peter Johnson
Title: EVP CLRO

Signature Page – Share Purchase Agreement

Schedule A
Representations and Warranties of the Seller Parties

1.	Organization and Qualification. Such Seller Party is duly organized, validly existing and in good standing under the laws of its governing jurisdiction.

2.	Corporate Authorization. Such Seller Party has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which such Seller Party will be a party. The execution, delivery and performance by such Seller Party of its obligations under this Agreement and each of the Ancillary Agreements to which such Seller Party is, or will be, a party, and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of such Seller Party and no other corporate proceedings on the part of such Seller Party is necessary to authorize this Agreement, the Ancillary Agreements or the consummation of the Transaction.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by such Seller Party, and constitutes a legal, valid and binding agreement of such Seller Party enforceable against such Seller Party in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Each of the Ancillary Agreements to which such Seller Party is, or will be, a party, when executed and delivered, shall be duly executed and delivered by such Seller Party and shall constitute a legal, valid and binding agreement of such Seller Party enforceable against such Seller Party in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by such Seller Party of its obligations under this Agreement and each Ancillary Agreement to which such Seller Party will be a party, and the consummation of the Transaction do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by such Seller Party or any of their respective affiliates other than (i) the Regulatory Approvals, or (ii) filings with the Securities Authorities or the TSX, the TSXV or the NYSE, as applicable.

5.	Non-Contravention. The execution and delivery of, and performance by such Seller Party of its obligations under this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the Transaction, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of such Seller Party’s Constating Documents (or, in the case of Shaw and Shaw Telecom, the Constating Documents of Freedom or FMDI); or

(b)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation of breach of any Law applicable to such Seller Party, any of their respective Subsidiaries or any of their respective properties or assets, except as would not reasonably be expected to, individually or in the aggregate, materially impede the ability of such Seller Party to consummate the Transaction.

6.	Litigation. There are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of such Seller Party, threatened, against such Seller Party or any of its affiliates, or affecting any of their respective properties or assets, that if determined adverse to the interests of such Seller Party or its affiliates, would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Transaction. Such Seller Party is not, and none of such Seller Party’s affiliates, nor any of their respective properties or assets is, subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the Transaction.

7.	Brokers. No investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from such Seller Party or any of its affiliates in connection with this Agreement or the Transaction for which the Purchaser or its affiliates (including Freedom or FMDI following Closing) may become liable.

8.	Residency. Such Seller Party is not a non-resident of Canada for purposes of the Tax Act.

Schedule B
Representations and Warranties IN RESPECT OF Freedom

1.	Organization and Qualification. Each of Freedom and FMDI is a corporation duly incorporated, validly existing and in good standing under the laws of its governing jurisdiction, and has all requisite power and authority to own, lease and operate its assets, and properties and conduct its business, including the Freedom Business, as now owned and conducted. Each of Freedom and FMDI is duly registered or otherwise authorized to carry on business, including the Freedom Business, and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other Authorization necessary.

2.	Corporate Authorization. Freedom has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and Freedom has the requisite corporate power and authority to enter into and perform its obligations under each of the Ancillary Agreements to which it will be a party. The execution, delivery and performance by Freedom of its obligations under this Agreement and the execution, delivery and performance by Freedom of its obligations under each of the Ancillary Agreements to which it will be a party, and the consummation of the Transaction have been, or, in the case of the Ancillary Agreements, will be prior to the entering into of such Ancillary Agreements, duly authorized by all necessary corporate action on the part of Freedom and no other corporate proceedings on the part of Freedom are necessary to authorize this Agreement, the Ancillary Agreements or the consummation of the Transaction.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by Freedom, and constitutes a legal, valid and binding agreement of Freedom enforceable against Freedom in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Each of the Ancillary Agreements to which Freedom will be a party, when executed and delivered, shall be duly executed and delivered by Freedom and shall constitute a legal, valid and binding agreement of Freedom enforceable against Freedom in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by Freedom of its obligations under this Agreement and each Ancillary Agreement to which it will be a party, and the consummation of the Transaction do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Freedom or FMDI other than the Regulatory Approvals.

5.	Non-Contravention. The execution and delivery of, and performance by Freedom of its obligations under this Agreement and by Freedom of its obligations under each of the Ancillary Agreements to which it will be a party, and the consummation of the Transaction, do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of Freedom or FMDI;

(b)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation or breach of any Law applicable to Freedom or the Freedom Business;

(c)	except as disclosed in Schedule 3.1(5)(c) of the Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Freedom or the Freedom Business (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any material Authorization that is a Freedom Asset; or

(d)	result in the creation or imposition of any Lien upon any of the Freedom Assets (other than a Permitted Lien),

except, in the case of each of paragraphs (b), (c) and (d), as would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

6.	Capitalization.

(a)	As of the date hereof, the authorized capital of Freedom consists of (i) an unlimited number of Class A Shares, (ii) an unlimited number of Class B Shares, and (iii) an unlimited number of Preferred Shares. As of the date hereof there are 20 Class A Shares, no Class B Shares and 3,009,400,369 Preferred Shares are issued and outstanding. As of the Closing, only the Purchased Shares will be issued and outstanding.

(b)	Shaw Telecom is the registered and beneficial owner of all of the issued and outstanding Class A Shares and Preferred Shares and, as of Closing, will be the registered and beneficial owner of all of the Purchased Shares, in each case free and clear of all Liens (except for restrictions on transfer under Freedom’s Constating Documents or Securities Laws).

(c)	As of the date hereof, all of the issued and outstanding Class A Shares and Preferred Shares have been duly authorized and validly issued and are fully paid and non-assessable and none of such Class A Shares or Preferred Shares have been issued in violation of any Law or any pre-emptive or similar rights applicable to them. As of the Closing, all of the Purchased Shares shall have been duly authorized and validly issued and shall be fully paid and non-assessable and none of such Purchased Shares shall have been issued in violation of any Law or any pre-emptive or similar rights applicable to them.

(d)	There are no issued, outstanding or authorized securities, options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind (including any shareholder rights plan or poison pill) that obligate Freedom or FMDI to, directly or indirectly, issue, sell or transfer any securities of Freedom or FMDI, or give any Person a right to subscribe for or acquire, any securities of Freedom or FMDI.

(e)	There are no bonds, debentures or other evidences of Indebtedness of Freedom or FMDI outstanding which have the right to vote (or that are convertible or exercisable for securities having the right to vote) with the shareholders of Freedom and FMDI on any matter.

(f)	Except as set out in their respective Constating Documents, there are no issued, outstanding or authorized obligations on the part of Freedom or FMDI to repurchase, redeem or otherwise acquire any securities of Freedom or FMDI, or qualify securities for public distribution in Canada, the United States or elsewhere, or with respect to the voting or disposition of any securities of Freedom or FMDI.

7.	Shareholders and Similar Agreements.

(a)	Except for Freedom Shares, there are no securities or other instruments or obligations of Freedom or FMDI that carry (or which are convertible into, or exchangeable or exercisable for, securities having) the right to vote generally with the shareholders of Freedom on any matter.

(b)	Neither Freedom nor FMDI is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any securities of Freedom or FMDI. There are no irrevocable proxies or voting Contracts with respect to any securities issued by Freedom or FMDI.

8.	Subsidiaries.

(a)	The following information with respect to FMDI, the only Subsidiary of Freedom, is accurately set out in Schedule 3.1(8)(a) of the Disclosure Letter: (i) its name; (ii) the percentage owned directly or indirectly by Freedom, (iii) the name of, and number, type and percentage owned, by registered holders of capital stock or other equity interests; and (iv) its jurisdiction of incorporation, organization, formation, or governance.

(b)	The authorized capital of FMDI consists of an unlimited number of common shares, of which 100 common shares are issued and outstanding (the “FMDI Shares”). Freedom is the registered and beneficial owner of all of the outstanding shares or other equity interests of FMDI, free and clear of any Liens (except for restrictions on transfer under the Constating Documents of FMDI or Securities Laws), all such shares or other equity interests so owned by Freedom have been validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any pre-emptive or similar rights. Except for the FMDI Shares, Freedom does not own, beneficially or of record, any equity interests of any kind in any other Person.

9.	Financial Statements.

(a)	The Audited Freedom Financial Statements present fairly, in all material respects, the carve-out consolidated financial position of Freedom (excluding the financial results, assets and liabilities associated with the Shaw Mobile wireless business and the Freedom Gateway Internet Business) as of August 31, 2021 and 2020, and its carve-out consolidated financial performance and carve-out consolidated cash flows as of and for each of the years then ended in accordance with IFRS (except as may be expressly indicated in the notes to such financial statements). There has been no material change in accounting methods, policies or practices relating to the Freedom Business since August 31, 2021. There are no, nor are there any commitments to become a party to any, off-balance sheet transactions, arrangements, obligations (including contingent obligations) or similar relationships of Freedom or FMDI with unconsolidated entities or other Persons.

(b)	The Unaudited Freedom Financial Statements (which are prepared on the same basis as the Audited Freedom Financial Statements) present fairly, in all material respects, the carve-out consolidated financial position of Freedom (excluding the financial results, assets and liabilities associated with the Shaw Mobile wireless business and the Freedom Gateway Internet Business) as of May 31, 2022, and its carve-out consolidated financial performance and carve-out consolidated cash flows as of and for the nine-month period then ended in accordance with IFRS.

(c)	The revenues of the Freedom Gateway Internet Business for the 12-month period ended June 30, 2022 were approximately [Redacted – commercially sensitive purchase price adjustment].

(d)	The financial books, records and accounts of Freedom and FMDI, and of Shaw and its Subsidiaries to the extent related to the Freedom Business: (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of Freedom and FMDI; and (iv) accurately and fairly reflect the basis of the Freedom Financial Statements.

10.	Minute Books. The corporate minute books of Freedom and FMDI contain the minutes of all meetings and resolutions of their respective boards of directors and each committee thereof and shareholders and have been maintained in accordance with applicable Laws, and are complete and accurate, except as would not reasonably be expected to have a Material Adverse Effect.

11.	No Undisclosed Liabilities. Except as disclosed in Schedule 3.1(11) of the Disclosure Letter, there are no material liabilities, Indebtedness or obligations of Freedom or FMDI of any kind whatsoever, whether accrued, contingent or absolute, determined, determinable or otherwise, other than liabilities or obligations: (a) accrued or disclosed in the Freedom Financial Statements; (b) incurred in the Ordinary Course since August 31, 2021; or (c) incurred in connection with this Agreement.

12.	Absence of Certain Changes. Since August 31, 2021 to the date of this Agreement, other than the transactions contemplated in this Agreement or as publicly disclosed in the Shaw Filings, the Freedom Business has been conducted in the Ordinary Course.

13.	Transactions with Directors, Officers, Employees, etc. Except as disclosed in Schedule 3.1(13) of the Disclosure Letter, neither Freedom nor FMDI is indebted to any of the directors or officers, independent contractors or employees of Shaw or any of its Subsidiaries, or any of their respective associates or affiliates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of expenses or expense accounts in the Ordinary Course). Neither Freedom nor FMDI is a party to any Contracts with, and neither Freedom nor FMDI has made any advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or employee of Shaw or any of its Subsidiaries, or any of their respective affiliates or associates.

14.	Compliance with Laws. Except for non-compliance which would not reasonably be expected to have a Material Adverse Effect and except as disclosed in Schedule 3.1(14) of the Disclosure Letter, the Freedom Business is, and since January 1, 2021 has been operated, in material compliance with applicable Law, and neither Freedom nor FMDI, nor Shaw or any of its Subsidiaries in relation to the Freedom Business, is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law from any Governmental Entity or any Person, except for failures to comply or violations that have not had or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

15.	Authorizations and Licenses.

(a)	Freedom and FMDI, as applicable, own, possess or have obtained all Authorizations (including all Authorizations issued by the CRTC and ISED Canada) that are required by Law in connection with the operation of the Freedom Business as presently conducted, or in connection with the ownership, operation or use of the Freedom Assets, respectively, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Freedom and FMDI, as applicable, lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course. To the knowledge of Freedom, except as disclosed in Schedule 3.1(15) of the Disclosure Letter (i) there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the Freedom Business, (ii) no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default under, or in respect of, any Authorization, and (iii) to the knowledge of Freedom, none of Shaw or any of its Subsidiaries have received written notice of any actual or alleged breach of or default under such Authorizations, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	To the knowledge of Freedom, no action, investigation or proceeding is pending in respect of or regarding any such Authorization and none of Shaw or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or material amendments of any such Authorization, or stating the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

16.	Material Contracts. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each Material Contract is legal, valid, binding and in full force and effect and is enforceable by Freedom and/or such of its affiliates that is a party thereto, as applicable, in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, (b) none of Freedom or any of its affiliates that is a party thereto is in breach or default under any Material Contract, nor does Freedom have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (c) as of the date hereof, none of Freedom or any of its affiliates knows of, or has received any notice (whether written or oral) of, any breach, default, cancelation, termination, or no renewal under any Material Contract by any other party to any Material Contract in effect as of the date hereof. True and complete copies of all of the Material Contracts in effect as of the date hereof have been made available in the Data Room.

17.	Title to Freedom Assets. Except as disclosed in Schedule 3.1(17) of the Disclosure Letter, Freedom and FMDI collectively have good and valid title, free and clear of all Liens (other than Permitted Liens), to, and own, lease or have the legal right to use, all of the Freedom Assets and no Person has any right of first refusal, undertaking or commitment or any right or privilege capable of becoming such, to purchase any of the material Freedom Assets, or any material part thereof or material interest therein. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, no part of the Freedom Assets has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Freedom, does any Person have any intent or proposal to give such notice or commence any such proceedings. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all material tangible or corporeal Freedom Assets are, in all material respects, in good operating condition and repair having regard to their uses and ages, and are adequate and suitable for their respective uses.

18.	Sufficiency of Assets.

(a)	Except for the Retained Assets, the [Redacted – leased premises lease] and as set forth in Schedule 3.1(18)(a) of the Disclosure Letter, the Freedom Assets, together with the goods or services to be provided to, and the rights of and benefits to be received by, Freedom and its post-Closing affiliates under the Transition Services Agreement and each of the other Ancillary Agreements, will, in the aggregate, constitute all of the assets sufficient and necessary for the Purchaser and its Subsidiaries to conduct the Freedom Business immediately following the Closing Time in the same manner in all material respects as the Freedom Business is conducted, directly or indirectly, by Shaw, Freedom and FMDI as of the date hereof and immediately prior to Closing.

(b)	The Seller Parties or Freedom shall have obtained and maintained, or cause to have been obtained and maintained, on or prior to Closing, the third party or other consents, waivers, approvals, agreements, amendments or confirmations set forth in Schedule 3.1(18)(b) of the Disclosure Letter.

(c)	The Seller Parties or Freedom shall have obtained and maintained, or cause to have been obtained and maintained, on or prior to Closing, the third party or other consents, waivers, approvals, agreements, amendments or confirmations set forth in Schedule 3.1(18)(c) of the Disclosure Letter.

19.	Inventory

(a)	Inventories of finished goods are saleable and all other Inventories are merchantable or usable and all Inventories are in quantities usable or saleable in the Ordinary Course.

(b)	The Inventory levels have been maintained at the amounts required for the operations of the Freedom Business as immediately prior to Closing.

20.	Real Property and Personal Property.

(a)	Neither Freedom nor FMDI own any real property. Neither Freedom nor FMDI are subject to any obligation to acquire any ownership interest in real property.

(b)	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Real Property Lease is a valid, legally binding, enforceable obligation of Freedom or FMDI (and to the knowledge of Freedom, the counterparty thereto) and in full force and effect, (ii) none of Freedom or FMDI is in breach of, or default under, any Real Property Lease, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by Freedom or FMDI or permit termination, modification or acceleration by any third party thereunder, and (iii) to the knowledge of Freedom, no third party has repudiated or has the right to terminate or repudiate any Real Property Lease (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth therein) or any provision thereof, and no third party is in material breach of or default under any Real Property Lease. None of Freedom or FMDI has granted any Person the right to use, sublease, or occupy any material portion of the Leased Premises, taken as a whole.

(c)	Freedom and FMDI have valid, good and marketable title to all personal property owned by them, except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(d)	All Real Property Leases that have been entered into, replaced, amended, renewed or extended since the date of the Unaudited Freedom Financial Statements have been entered into, replaced, amended, renewed or extended in accordance with the terms and conditions of any existing Real Property Lease, if applicable, or on prevailing market terms and conditions in all material respects.

(e)	Schedule 3.1(20(e)) of the Disclosure Letter sets forth a list of all Real Property Leases existing as at the announcement of the Shaw Acquisition that have been terminated or have not been renewed since the date of the announcement of the Shaw Acquisition until the date of this Agreement.

21.	Intellectual Property. Except as disclosed in Schedule 3.1(21) of the Disclosure Letter and except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) Freedom and/or FMDI own or possess, or has a license to or otherwise has the right to use, all Intellectual Property which is material and necessary for the conduct of its business as presently conducted, (b) to the knowledge of Freedom, such Intellectual Property is valid and enforceable subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and does not infringe in any material way upon the rights of others, and (c) to the knowledge of Freedom, no third party is infringing upon the Intellectual Property that is a Freedom Asset in a manner that currently would be reasonably expected to adversely affect such Intellectual Property.

22.	Litigation. Except as disclosed in Schedule 3.1(22) of the Disclosure Letter or in the Secured Data Room, and in relation to any inquiry, investigation or proceeding solely related to satisfying or obtaining the Regulatory Approvals, there are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of Freedom threatened, against Freedom or FMDI, or affecting any of the Freedom Assets, that if determined adverse to the interests of the Freedom Business (a) would have, individually or in the aggregate, a Material Adverse Effect, or (b) would be reasonably expected to prevent or delay the consummation of the Transaction. Neither Freedom nor FMDI, nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that would or would be reasonably expected to prevent or delay the consummation of the Transaction. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Freedom, threatened against or relating to the Freedom Business, Freedom or FMDI before any Governmental Entity.

23.	Environmental Matters. Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (a) no written notice, order, complaint or penalty has been received by Shaw or any of its Subsidiaries alleging that Freedom or FMDI, or Shaw or any of its Subsidiaries in relation to the Freedom Business, is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the knowledge of Freedom, there are no claims pending or threatened against Freedom or FMDI, or Shaw or any of its Subsidiaries in relation to the Freedom Business, which allege a violation of, or any liability or potential liability under, any Environmental Laws, (b) each of Freedom and FMDI has all environmental permits necessary for the operation of the Freedom Business and to comply with all Environmental Laws, and (c) the Freedom Business is operated in compliance with Environmental Laws.

24.	Employees.

(a)	Shaw and its Subsidiaries, as applicable, are, with respect to Freedom Employees and the Freedom Business, in compliance with all terms and conditions of employment and all Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, privacy, human rights, worker classification, workers’ compensation and work safety and health, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	All amounts due or accrued due for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in all material respects in the books and records of Shaw and its Subsidiaries.

(c)	With respect to Freedom Employees and the Freedom Business, there are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation Laws owing by Shaw or any of its Subsidiaries, and neither Shaw nor any of its Subsidiaries has been assessed or reassessed in any material respect under such Laws during the past two years with respect to Freedom Employees and the Freedom Business.

(d)	Except as disclosed in Schedule 3.1(24)((d)) of the Disclosure Letter or in the Secured Data Room, there are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Freedom Employees or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the consummation of, or relating to, the Transaction, including a change of control of Freedom or FMDI.

(e)	With respect to Freedom Employees and the Freedom Business, neither Shaw nor any of its Subsidiaries is (i) a party to, nor is engaged in any negotiations with respect to, any collective bargaining, union agreement, employee association agreement, project labour agreement or similar Contract, or (ii) subject to any actual or, to the knowledge of Freedom, threatened application for certification or bargaining rights or letter of understanding or related successor employer application.

(f)	To the knowledge of Freedom, there are no threatened or pending union organizing activities involving any Freedom Employees or the Freedom Business. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of Freedom, threatened against Shaw or any of its Subsidiaries with respect to Freedom Employees or the Freedom Business, and no such event has occurred within the past two years.

(g)	To the knowledge of Freedom and with respect to Freedom Employees and the Freedom Business, neither Shaw nor any of its Subsidiaries has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of Freedom, threatened against Shaw or any of its Subsidiaries with respect to Freedom Employees and the Freedom Business.

25.	Employee Plans.

(a)	A true, correct and complete list of all material Employee Plans is set forth in Schedule 3.1(25)(a) of the Disclosure Letter. True, correct and complete copies of: (i) all such material Employee Plans, as amended, together with all related documentation including funding, trust, and insurance agreements, and (ii) summary plan descriptions and employee booklets, have been made available in the Data Room, as applicable.

(b)	Except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, all of the Employee Plans are and have been established, registered, qualified, funded, invested and administered in accordance with all Laws, and in accordance with their terms, the terms of the material documents that support such Employee Plans and the terms of agreements between Shaw or its Subsidiaries and the Freedom Employees (present and former), who are members of, or beneficiaries under, the Employee Plans.

(c)	All contributions or premiums required to be made or paid by Shaw or its Subsidiaries in respect of the Freedom Employees under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with Law and in accordance with the terms of the applicable Employee Plan.

(d)	Except the Employee Plans disclosed in the Data Room or adopted on or after the date hereof in accordance with the terms of this Agreement, and other than as required by Law, none of the Employee Plans provide for post-termination welfare benefits to any current or former Freedom Employee for any reason and none of Shaw nor any of its Subsidiaries has any liability to provide post-termination or retiree welfare benefits to any such individual or ever represented, promised or contracted to any such individual that such individual would be provided with post-termination or retiree welfare benefits.

(e)	Except as disclosed in Schedule 3.1(25)(e) of the Disclosure Letter, no Employee Plan is a “registered pension plan”, a “multi-employer pension plan” or contains a “defined benefit provision” within, in each case, the meaning of the Tax Act, and neither Freedom nor FMDI has, within the past three years, sponsored, maintained or contributed to an Employee Plan of the kind described in the preceding sentence.

(f)	To the knowledge of Freedom, no Employee Plan is subject to, or within the past three years, has been subject to, any material claims (other than routine claims for benefits) or actions initiated or reasonably expected to be initiated by any Governmental Entity, or by any other party.

(g)	No Employee Plan is registered, operated or subject to the Laws of any jurisdiction outside of Canada.

26.	Insurance. Each of Freedom and FMDI is, and has been continuously since January 1, 2021, insured by reputable third party insurers under reasonable and prudent policies of Shaw applicable to certain of its affiliates, including Freedom and FMDI, which are appropriate and customary for the size and nature of the Freedom Business and the Freedom Assets. The insurance policies providing coverage in respect of the Freedom Business and Freedom Assets are in all material respects in full force and effect in accordance with their terms and none of Shaw or any of its Subsidiaries is in default in any material respect under the terms of any such policy as it relates to the Freedom Business and Freedom Assets. To the knowledge of Freedom, there is no material claim pending under any insurance policy in respect of the Freedom Business or the Freedom Assets that has been denied, rejected or disputed by any insurer, or as to which any insurer has refused to cover all or any material portion of such claim. To the knowledge of Freedom, all material claims covered by any insurance policy in respect of the Freedom Business and Freedom Assets have been properly reported to and accepted by the applicable insurer.

27.	Taxes. Except as disclosed in Schedule 3.1(27) of the Disclosure Letter:

(a)	Each of Freedom and FMDI has duly and timely filed all material Tax Returns required to be filed by it prior to the date hereof and all such Tax Returns are true, complete and correct in all material respects.

(b)	Each of Freedom and FMDI has paid on a timely basis all material Taxes which are due and payable by it on or before the date hereof (including instalments), other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recent consolidated quarterly financial statements of Freedom in accordance with IFRS (and which financial statements include, in all material respects, accruals in accordance with IFRS for any Taxes of Freedom and FMDI for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns). Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course.

(c)	No material deficiencies, litigation, audits, claims, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Freedom or FMDI, and neither Freedom nor FMDI, is a party to any material action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Freedom, threatened against Freedom or FMDI, or the Freedom Assets.

(d)	No claim has been made by any Governmental Entity in a jurisdiction where Freedom or FMDI does not file Tax Returns that Freedom or FMDI is or may be subject to material Tax by that jurisdiction or is or may be required to file a Tax Return in that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the Freedom Assets.

(f)	Each of Freedom and FMDI has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	There are no outstanding agreements, arrangements, elections, waivers or objections extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or Assessment of Taxes due from Freedom or FMDI, for any taxable period and no request for any such waiver or extension is currently pending.

(h)	Freedom and FMDI have made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired.

(i)	None of Freedom or FMDI has, at any time, directly or indirectly transferred any property or supplied any services to, or acquired any property or services from, a Person with whom Freedom or FMDI, as the case may be, was not dealing at arm’s length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Freedom or FMDI been deemed to have done so for purposes of the Tax Act.

(j)	Freedom and FMDI have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

(k)	There are no circumstances existing which could result in the material application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to Freedom or FMDI. Freedom and FMDI have not claimed nor will they claim any reserve (other than reserves claimed in the normal course of operations) under any provision of the Tax Act or any equivalent provincial provision, if any material amount could be included in the income of Freedom or FMDI for any period ending after the Closing.

(l)	For the purposes of the Tax Act, any applicable Tax treaty and any other relevant Tax purposes each of Freedom and FMDI is resident in, and is not a non-resident of, Canada, and is a “taxable Canadian corporation”.

(m)	Neither Freedom nor FMDI has made an “excessive eligible dividend designation” (as defined in subsection 89(1) of the Tax Act) in respect of any dividend paid (or deemed paid) for any Pre-Closing Tax Period.

28.	Brokers. No investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from Freedom or FMDI in connection with this Agreement or the Transaction for which the Purchaser, Freedom or FMDI may become liable.

29.	Anti-Terrorism Laws. Neither Freedom nor FMDI has been or is currently subject to any economic or financial sanctions or trade embargoes imposed, authorized, administered or enforced by any Governmental Entity (including the Government of Canada, the Office of Foreign Assets Control of the U.S. Treasury Department (including the designation as a “specially designated national or blocked person” thereunder), or any other applicable sanctions authority) or other similar Laws (collectively, “Sanctions”). To the knowledge of Freedom, neither Shaw nor any of its Subsidiaries has received any written notice alleging that Freedom, FMDI or any of their respective Representatives has violated any Sanctions in relation to the Freedom Business, and, to the knowledge of Freedom, no condition or circumstances exist (including any ongoing action, suit, proceeding or hearing) that would form the basis of any such allegations.

30.	Corrupt Practices Legislation. Neither Freedom nor FMDI, nor Shaw or its Subsidiaries in relation to the Freedom Business, have, directly or indirectly, taken any action which is or would be otherwise inconsistent with or prohibited by the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the anti-bribery corruption and corruption provisions of the Criminal Code (Canada) or any applicable Law of similar effect (collectively, the “Corrupt Practices Legislation”). Neither Shaw nor any its Subsidiaries has received any notice alleging that Freedom or FMDI or any of their respective Representatives has violated any Corrupt Practices Legislation in relation to the Freedom Business, and, to the knowledge of Freedom, no condition or circumstances exist that would form the basis of any such allegations.

31.	Money Laundering. The Freedom Business has been, since September 1, 2018, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements and money laundering or similar Laws (“Money Laundering Laws”). Neither Shaw nor any of its Subsidiaries has received any notice alleging that Freedom, FMDI or any of their respective Representatives has violated any Money Laundering Laws in relation to the Freedom Business, and, to the knowledge of Freedom, no condition or circumstances exist (including any ongoing actions, suits, proceedings or hearings) that would form the basis of any such allegations.

32.	Privacy and Anti-Spam. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)	Freedom and FMDI have complied, and the Freedom Business has been operated, in all material respects, with all applicable Privacy Laws, and there are no material actions, suits, proceedings or hearings in progress or pending or, to the knowledge of Freedom, threatened against or affecting Freedom, FMDI, the Freedom Business or the Freedom Assets with respect to any of the foregoing;

(b)	Shaw and its Subsidiaries have taken their respective commercially reasonable measures (including implementing and monitoring organizational, technical and physical security) to ensure that confidential information of Freedom and FMDI, the Freedom Assets and Freedom Data are protected against unauthorized access, use, modification, disclosure or other misuse, and, except as disclosed in Schedule 3.1(32)(b) of the Disclosure Letter, since September 1, 2018, to the knowledge of Freedom, no material unauthorized access to or unauthorized use, modification, disclosure or other material misuse of such confidential information, Freedom Assets or Freedom Data has occurred; and

(c)	The Freedom Business has been conducted in compliance with CASL, and Shaw and its Subsidiaries retain records sufficient to demonstrate such compliance, including evidence of express consent or circumstances giving rise to implied consent or any exemption available under CASL.

Schedule C
Representations and Warranties of the Purchaser

1.	Organization and Qualification. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its governing jurisdiction, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement, and the consummation of the Transaction have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Transaction.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this and the consummation of the Transaction do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser or any of its affiliates other than the Regulatory Approvals.

5.	Non-Contravention. The execution and delivery of, and performance by the Purchaser of its obligations under this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser; or

(b)	assuming compliance with the matters referred to in paragraph 4 above, contravene, conflict with or result in a violation of breach of any Law applicable to the Purchaser, any of its affiliates or any of their respective properties or assets, except as would not reasonably be expected to, individually or in the aggregate, materially impede the ability of the Purchaser to consummate the Transaction.

6.	Litigation. There are no claims, actions, suits or arbitrations or inquiries, investigations or proceedings pending, or, to the knowledge of the Purchaser, threatened, against the Purchaser or any of its affiliates, or affecting any of their respective properties or assets, that if determined adverse to the interests of the Purchaser or its affiliates, would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Transaction. Neither the Purchaser nor any of its affiliates, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to prevent or delay the consummation of the Transaction.

7.	Funds Available.

(a)	The Purchaser will have, at the Closing Time, sufficient funds available to satisfy the payment of the Remaining STI Trade Debt and the cash Purchase Price payable by the Purchaser pursuant to this Agreement, to consummate the transactions contemplated hereunder, and to perform its obligations under this Agreement.

(b)	The Debt Commitment Letter is in full force and effect and constitutes a legal, valid and binding obligation of the Purchaser and each of the Debt Financing Sources, enforceable against the Purchaser and the Debt Financing Sources in accordance with its terms, subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)	The Debt Commitment Letter has not been amended, restated, supplemented, modified, withdrawn, terminated or rescinded in any respect, and no provisions or rights thereunder have been waived, in each case, except as permitted by Section 4.12(b) of this Agreement, and (i) no amendment, restatement, supplement, modification, withdrawal, termination, rescission or modification is contemplated, except as permitted by Section 4.12(b) of this Agreement, and (ii) no event has occurred or circumstance exists, including the execution, delivery and performance of this Agreement or the consummation of the Transaction, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Purchaser or the Debt Financing Sources under the Debt Commitment Letter. There are no side letters or other Contracts, arrangements or understandings related to the Debt Financing (whether oral or written and whether or not legally binding) or commitments to enter into side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) other than as set forth in the Debt Commitment Letter and delivered to the Seller Parties prior to the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than the conditions precedent expressly set forth in the Debt Commitment Letter. Assuming the satisfaction of the conditions set forth in Section 2.3 of this Agreement (other than those conditions that by their nature are only capable of being satisfied at the Closing Time), the Purchaser has no reason to believe that any condition to the closing of the Debt Financing will not be satisfied or that the full amount of the Debt Financing will not be made available to the Purchaser at or prior to the Closing (including any reason (A) that would reasonably be expected to result in any of the conditions set forth in the Debt Commitment Letter not being satisfied, (B) that would constitute a breach of any term or condition of the Debt Commitment Letter by any party thereto; or (C) that would make the Purchaser unable to satisfy on a timely basis any condition of closing to be satisfied by it contained in the Debt Commitment Letter). All commitment and other fees or expenses required to be paid under or in connection with the Debt Commitment Letter on or prior to the Closing Time, if any, have been paid.

8.	Solvency. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Debt Financing and any equity or other financings being entered into in connection herewith):

(a)	the fair value of the assets of Freedom and FMDI, taken as a whole, shall be greater than the total amount of the liabilities of Freedom and FMDI (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with IFRS, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)	Freedom and FMDI, taken as a whole, shall be able to pay their debts and obligations as they become due in the ordinary course of business; and

(c)	Freedom and FMDI, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage,

9.	Residency, Tax Status and Ownership Restrictions. The Purchaser is and will be at Closing:

(a)	eligible to hold the Freedom ISED Licenses pursuant to the regulations under the Radiocommunication Act (Canada) and is not prevented from acquiring the Freedom ISED Licenses by reason of any condition of license, rule, spectrum policy framework or other Law;

(b)	not a “non-Canadian” within the meaning of the Investment Canada Act (Canada); and

(c)	a “taxable Canadian corporation” within the meaning of the Tax Act.

10.	Brokers. No investment banker, broker, finder, financial adviser or other intermediary is entitled to any fee, commission or other payment from the Purchaser or any of its affiliates in connection with this Agreement or the Transaction for which any of the Seller Parties or their affiliates may become liable.

[Redacted – commercially sensitive schedules]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	April 3, 2023